6/15



06014406

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Rabobank Nederland

*CURRENT ADDRESS

PROCESSED

JUN 1 6 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5010 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 6/15/06

Execution Copy

RECEIVED

2006 JUN 15 P 2: 33

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1588A**

**TRANCHE NO: 1**

**£275,000,000 4.875 per cent. Notes 2006 due 10 January 2023**

Issue Price: 99.543 per cent.

**Barclays Capital**

**The Royal Bank of Scotland**

**Rabobank International**

The date of these Final Terms is 8 May 2006

## PART A – CONTRACTUAL TERMS

Terms used herein (save as provided below) shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 11 July 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 1588A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Pounds sterling ("£") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | £275,000,000 |
| | (ii) | Series: | £275,000,000 |
| 5 | Issue Price: | | 99.543 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | | £50,000 |
| 7 | (i) | Issue Date: | 10 May 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 10 January 2023 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 4.875 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or | | Not Applicable |

| | Redemption/Payment Basis: | |
|---|---|---|
| 13 | Put/Call Options: | Not Applicable |
| 14 | (i) Status of the Notes: | Senior |
| | (ii) Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 16 | **Fixed Rate Note Provisions** | Applicable |
| | (i) Rate of Interest: | 4.875 per cent. per annum payable annually in arrear |
| | (ii) Interest Payment Date(s): | 10 January in each year commencing on 10 January 2007 (short first coupon) and ending on the Maturity Date |
| | (iii) Fixed Coupon Amounts: | £2,437.50 per £50,000 in nominal amount |
| | (iv) Broken Amount: | £1,636.13 per £50,000 in nominal amount in respect of the Interest Payment Date on 10 January 2007 |
| | (v) Day Count Fraction (Condition 1(a)): | Actual/Actual-ICMA |
| | (vi) Determination Date(s) (Condition 1(a)): | Each Interest Payment Date |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | Floating Rate Provisions | Not Applicable |
| 18 | Zero Coupon Note Provisions | Not Applicable |
| 19 | Index Linked Interest Note Provisions | Not Applicable |
| 20 | Equity Linked Interest Note Provisions | Not Applicable |
| 21 | Dual Currency Note Provisions | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | Call Option | Not Applicable |
| 23 | Put Option | Not Applicable |
| 24 | Final Redemption Amount (all Notes except Index Linked Redemption | £50,000 per Note of £50,000 specified denomination |

| | Notes) of Each Note | |
|---|---|---|
| **25** | Final Redemption Amount (Equity Linked Redemption Notes) | Not Applicable |
| **26** | Final Redemption Amount (Index Linked Redemption Notes) | Not Applicable |
| **27** | Early Redemption Amount | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **28** | Form of Notes | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **29** | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | London |
| **30** | Talons for future Coupons or Receipts to be attached to Definitive | No |

| | | |
|---|---|---|
| | Notes (and dates on which such Talons mature): | |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (*if any*) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | **Barclays Bank PLC**<br>5 The North Colonnade<br>Canary Wharf<br>London E14 4BB<br>United Kingdom<br><br>**The Royal Bank of Scotland plc**<br>135 Bishopsgate<br>London<br>EC2M 3UR<br>United Kingdom<br><br>**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**<br>Croeselaan 18 |

|  |  |  |
|---|---|---|
|  |  | 3521 CB Utrecht<br>The Netherlands |
|  | (ii) Stabilising Manager (if any): | The Royal Bank of Scotland plc |
|  | (iii) Dealers' Commission: | Combined management, underwriting and selling commission of 0.175 per cent. of the Aggregate Nominal Amount of Notes |
| 37 | If non-syndicated, name and address of Dealer: | Not Applicable |
| 38 | Additional selling restrictions: | Not Applicable |
| 39 | Subscription period: | Not Applicable |
| **GENERAL** |  |  |
| 40 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| 41 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.44, producing a sum of (for Notes not denominated in Euro): | Euro 396,000,000 |
| 42 | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

*These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.*

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

## PART B – OTHER INFORMATION

### 1 LISTING

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 10 May 2006. |
| (iii) | Estimate of total expenses related to admission to trading: | Euro 9,495 |

### 2 RATING

| | |
|---|---|
| Rating: | The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively.<br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

### 3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

## 4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

## 5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

| | | |
|---|---|---|
| (i) | Reasons for the offer: | Banking business |
| (ii) | Estimated net proceeds | £273,262,000 |
| (iii) | Estimated total expenses: | £481,250 (comprising selling concession and combined management and underwriting commission only) |

## 6 YIELD

Indication of yield: 4.859 per cent. semi-annually

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

## 7 HISTORIC INTEREST RATES

Not Applicable

## 8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

## 9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

## 10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

## 11 OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0253359961 |
| (ii) | Common Code: | 025335996 |

| | | |
|---|---|---|
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | The Agents appointed in respect of the Notes are: | Not Applicable |

**12 GENERAL**

So long as the Notes are represented by a temporary Global Note or permanent Global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in Nominal Amounts of at least the Specified Denomination and integral multiples of £1,000 in excess thereof.

In relation to the Notes, should Definitive Notes be required to be issued, a holder who does not have an integral multiple of the Specified Denomination in his account with the relevant clearing system(s) at the relevant time may not receive all of his entitlement in the form of Definitive Notes unless and until such time as his holding becomes an integral multiple of the Specified Denomination.

Signed on behalf of the Issuer:



By:
Duly authorised

Execution Copy



**Final Terms**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1527A**
**TRANCHE NO: 2**
**SEK 250,000,000 3.00 per cent. Notes 2006 due 2011**

(to be consolidated and form a single series with the Issuer's
SEK 500,000,000 3.00 per cent. Notes 2006 due 2011
issued on 18 January 2006)

Issue Price: 98.945 per cent.

**Deutsche Bank AG, London Branch**

**Rabobank International**

The date of these Final Terms is 8 May 2006

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,00 dated 21 November 2005 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1527A |
| | (ii) | Tranche Number: | 2 |
| **3** | Specified Currency or Currencies: | | Swedish Krona ("**SEK**") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | SEK 250,000,000<br>(to be consolidated and form a single series with the Issuer's SEK 500,000,000 3.00 per cent. Notes 2006 due 2011 issued on 18 January 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership)) |
| | (ii) | Series: | SEK 750,000,000 |
| **5** | Issue Price: | | 98.945 per cent. of the Aggregate Nominal Amount plus 112 days' accrued interest from and including 18 January 2006 to but excluding 10 May 2006 |
| **6** | Specified Denominations: | | SEK 10,000 and SEK 50,000 |
| **7** | (i) | Issue Date: | 10 May 2006 |
| | (ii) | Interest Commencement Date (if different from the | 18 January 2006 |

| | | | |
|---|---|---|---|
| | | Issue Date): | |
| 8 | Maturity Date: | | 18 January 2011 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 3.00 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 3.00 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 18 January in each year commencing on 18 January 2007 and ending on the Maturity Date |
| | (iii) | Fixed Coupon Amounts: | SEK 300 per SEK 10,000 in nominal amount and SEK 1,500 per SEK 50,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ICMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Each Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | Floating Rate Provisions | | Not Applicable |
| 18 | Zero Coupon Note Provisions | | Not Applicable |
| 19 | Index Linked Interest Note Provisions | | Not Applicable |
| 20 | Equity Linked Interest Note Provisions | | Not Applicable |
| 21 | Dual Currency Note Provisions | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | Call Option | Not Applicable |
| **23** | Put Option | Not Applicable |
| **24** | Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note: | SEK 10,000 per Note of SEK 10,000 specified denomination and SEK 50,000 per Note of SEK 50,000 specified denomination |
| **25** | Final Redemption Amount (Equity Linked Redemption Notes) | Not Applicable |
| **26** | Final Redemption Amount (Index Linked Redemption Notes): | Not Applicable |
| **27** | Early Redemption Amount | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **28** | Form of Notes | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note which is exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note<br><br>Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be |

| | | | |
|---|---|---|---|
| | | | those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms.<br><br>Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's SEK 500,000,000 3.00 per cent. Notes 2006 due 2011 issued on 18 January 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms. |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **29** | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | | Stockholm, TARGET |
| **30** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| **31** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| **32** | Details relating to Instalment Notes: | | Not Applicable |
| **33** | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| **34** | Consolidation provisions: | | Not Applicable |
| **35** | Other terms or special conditions: | | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **36** | (i) | If syndicated, names and addresses of Managers: | **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**<br>Croeselaan 18<br>3521 CB Utrecht<br>The Netherlands<br><br>**Deutsche Bank AG, London Branch**<br>Winchester House<br>1 Great Winchester Street<br>London EC2N 2DB |

| | | | |
|---|---|---|---|
| | | | United Kingdom |
| | (ii) | Stabilising Manager (if any): | Deutsche Bank AG, London Branch |
| | (iii) | Dealers' Commission: | Combined management and underwriting commission of 0.25 per cent. and selling commission of 1.625 per cent., in each case of the Aggregate Nominal Amount |
| **37** | If non-syndicated, name and address of Dealer: | | Not Applicable |
| **38** | Additional selling restrictions: | | Not Applicable |
| **39** | Subscription period: | | Not Applicable |
| **GENERAL** | | | |
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.107063, producing a sum of (for Notes not denominated in Euro): | | Euro 26,765,750 |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

## PART B – OTHER INFORMATION

### 1 LISTING

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 10 May 2006<br>The Notes are to be consolidated and form a single series with the Issuer's SEK 500,000,000 3.00 per cent. Notes 2006 due 2011 issued on 18 January 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange |
| (iii) | Estimate of total expenses related to admission to trading: | Euro 1,975 |

### 2 RATING

Rating:

The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**") and by Fitch Ratings Ltd. ("**Fitch**"), respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

### 3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financièle Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

## 4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

## 5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

| | | |
|---|---|---|
| (i) | Reasons for the offer: | Banking business |
| (ii) | Estimated net proceeds | SEK 244,826,370 |
| (iii) | Estimated total expenses: | SEK 4,837,500 (comprising SEK 150,000 Managers' expenses and SEK 4,687,500 selling concession and combined management and underwriting commission) |

## 6 YIELD

Indication of yield: 3.244 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

## 7 HISTORIC INTEREST RATES

Not Applicable

## 8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

## 9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

## 10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

## 11 OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | (a) Temporary ISIN Code: | XS0253173198 |

| | | |
|---|---|---|
| | (b) Permanent ISIN Code: | XS0240330232 |
| (ii) | (a) Temporary Common Code: | 025317319 |
| | (b) Permanent Common Code: | 024033023 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | The Agents appointed in respect of the Notes are: | Not Applicable |

Signed on behalf of the Issuer:

By 

Duly authorised

**U heeft de nieuwste versie van RCR (Rabo CorrespondentieReeks) voor u!**

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**Execution Copy**

**Final Terms**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL EQUITY DERIVATES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 1539A**
**TRANCHE NO.: 2**

JPY 25,000,000,000 0.80 per cent. Fixed Rate Notes 2006 due 2011

(to be consolidated and form a single series with the

JPY 50,000,000,000 0.80 per cent. Fixed Rate Notes 2006 due 2011

issued on 3 February 2006)

Issue Price: 97.126 per cent.

**Daiwa Securities SMBC Europe**
**UBS Investment Bank**

The date of these Final Terms is 5 May 2006

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1539A |
| | (ii) | Tranche Number: | 2 |
| **3** | Specified Currency or Currencies: | | Japanese Yen ("**JPY**") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Series: | JPY 75,000,000,000 |
| | (ii) | Tranche: | JPY 25,000,000,000<br>(to be consolidated and form a single series with the JPY 50,000,000,000 0.80 per cent. Fixed Rate Notes 2006 due 2011 issued on 3 February 2006 on exchange of the temporary Global Notes for the permanent Global Note, which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership) |
| **5** | Issue Price: | | 97.126 per cent. of the Aggregate Nominal Amount of the Notes plus 96 days' accrued interest from and including 3 February 2006 to but excluding 9 May 2006 |
| **6** | Specified Denominations: | | JPY 1,000,000 |

A06252733

| | | | |
|---|---|---|---|
| **7** | (i) | Issue Date: | 9 May 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | 3 February 2006 |
| **8** | Maturity Date: | | 3 February 2011 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | 0.80 per cent. Fixed Rate<br>(further particulars specified below) |
| **11** | Redemption/Payment Basis: | | Redemption at par |
| **12** | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| **13** | Put/Call Options: | | Not Applicable |
| **14** | *(i)* | *Status of the Notes:* | *Senior* |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| **15** | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| **16** | Fixed Rate Note Provisions | | Applicable |
| | *(i)* | *Rate of Interest:* | 0.80 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Dates: | 3 February in each year commencing 3 February 2007 and ending on the Maturity Date |
| | (iii) | Fixed Coupon Amounts: | JPY 8,000 per JPY 1,000,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | 30E/360 |
| | (vi) | Determination Dates (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **17** | Floating Rate Provisions | | Not Applicable |
| **18** | Zero Coupon Note Provisions | | Not Applicable |
| **19** | Index Linked Interest Note Provisions | | Not Applicable |
| **20** | Equity Linked Interest Note Provisions | | Not Applicable |

| | | |
|---|---|---|
| **21** | Dual Currency Note Provisions | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | Call Option | Not Applicable |
| **23** | Put Option | Not Applicable |
| **24** | Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note | JPY 1,000,000 per Note of JPY 1,000,000 specified denomination |
| **25** | Final Redemption Amount (Equity Linked Redemption Notes): | Not Applicable |
| **26** | Final Redemption Amount (Index Linked Redemption Notes): | Not Applicable |
| **27** | Early Redemption Amount | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) *Redemption for taxation* reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **28** | Form of Notes: | Bearer Notes |
| | (i) Temporary or permanent global Note/Certificate: | Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note<br>Upon issue of the Temporary Global Note, the temporary ISIN and Common Codes will be those set out in paras 11(i)(a) and 11(ii)(a), |

| | | | |
|---|---|---|---|
| | | | respectively, of Part B of these Final Terms<br>Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's JPY 50,000,000,000 0.80 per cent. Notes 2006 due 2011 issued on 3 February 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **29** | Financial Centres (Condition 8(h)) or other special provisions relating to payment dates: | | Tokyo, TARGET |
| **30** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature): | | No |
| **31** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| **32** | Details relating to Instalment Notes: | | Not Applicable |
| **33** | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| **34** | Consolidation provisions: | | Not Applicable |
| **35** | Other terms or special conditions: | | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **36** | (i) | If syndicated, names of Managers: | Daiwa Securities SMBC Europe Limited<br>5 King William Street<br>London EC4N 7AX<br>United Kingdom |

| | | |
|---|---|---|
| | | UBS Limited<br>1 Finsbury Avenue<br>London EC2M 2PP<br>United Kingdom |
| | (ii) Stabilising Manager (if any): | Daiwa Securities SMBC Europe Limited |
| | (iii) Dealers' Commission: | A combined management and underwriting commission of 0.10 per cent. of the Aggregate Nominal Amount |
| 37 | If non-syndicated, name and address of Dealer: | Not Applicable |
| 38 | Additional selling restrictions: | Not Applicable |
| 39 | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 40 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| 41 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of JPY0.007011, producing a sum of (for Notes not denominated in Euro): | Euro 175,275,000 |
| 42 | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

## PART B – OTHER INFORMATION

### 1 LISTING

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 9 May 2006.<br>The Notes are to be consolidated and form a single series with the JPY 50,000,000,000 0.80 per cent. Fixed Rate Notes 2006 due 2011 issued on 3 February 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange. |
| (iii) | Estimate of total expenses related to admission to trading: | Euro 435 |

### 2 RATING

| | |
|---|---|
| Rating: | The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**"), and Fitch Ratings Ltd. ("**Fitch**"), respectively.<br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denotes expectations of low credit risk. It indicates a very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

### 3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive. It has not been necessary to comply with any additional passporting or publication requirements in connection with the offering of the Notes.

**4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| | | |
|---|---|---|
| (i) | Reasons for the offer: | As per "Use of Proceeds" in the Offering Circular |
| (ii) | Estimated net proceeds | JPY 24,309,833,333 |
| (iii) | *Estimated total expenses:* | JPY 25,000,000 (comprising of a combined management and underwriting commission only) |

**6 YIELD**

| | |
|---|---|
| Indication of yield: | 1.427 per cent. per annum<br>This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.<br>The yield is calculated at the Issue Date on the *basis of the Issue Price. It is NOT an indication of* future yield. |

**7 HISTORIC INTEREST RATES**

Not Applicable

**8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

**9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

**10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

**11 OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| (i) | (a) Temporary ISIN Code:<br>(b) ISIN Code: | XS0253457542<br>XS0242515277 |
| (ii) | (a) Temporary Common Code:<br>(b) Common Code: | 025345754<br>024251527 |

| | | |
|---|---|---|
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | *Delivery against payment* |
| (vi) | The Agents appointed in respect of the Notes are: | Not Applicable |

Signed on behalf of the Issuer:

By: 
Duly authorised

**Final Terms**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
*Due from seven days to perpetuity* (the "Programme")

**SERIES NO: 1583A**
**TRANCHE NO: 1**

**JPY10,000,000,000 2.860 per cent. Fixed Rate Callable Notes due 11 May 2036**

Issue Price: 100.00 per cent.

**Credit Suisse**

The date of these Final Terms is 9 May 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003; (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004; (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005; and (iv) a supplemental offering circular relating to an increase in the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1583A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Japanese Yen ("JPY") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | JPY10,000,000,000 |
| | (ii) | Series: | JPY10,000,000,000 |
| **5** | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | JPY500,000,000 |
| **7** | (i) | Issue Date: | 11 May 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 11 May 2036 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |

| | | |
|---|---|---|
| **10** | Interest Basis: | 2.860 per cent. Fixed Rate (further particulars specified below) |
| **11** | Redemption/Payment Basis: | Redemption at par |
| **12** | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| **13** | Put/Call Options: | Issuer Call (further particulars specified below) |
| **14** | (i) Status of the Notes: | Senior |
| | (ii) Date approval for issuance of Notes obtained: | Not Applicable |
| **15** | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| **16** | **Fixed Rate Note Provisions** | Applicable |
| | (i) Rate of Interest: | 2.860 per cent. per annum payable semi-annually in arrear |
| | (ii) Interest Payment Dates: | 11 May and 11 November in each year, commencing on 11 November 2006 up to and including the Maturity Date |
| | (iii) Fixed Coupon Amount: | JPY7,150,000 per JPY500,000,000 in nominal amount |
| | (iv) Broken Amount: | Not Applicable |
| | (v) Day Count Fraction (Condition 1(a)): | 30/360 unadjusted |
| | (vi) Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **17** | **Floating Rate Provisions** | Not Applicable |
| **18** | **Zero Coupon Note Provisions** | Not Applicable |
| **19** | **Index Linked Interest Note Provisions** | Not Applicable |
| **20** | **Equity Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | **Call Option** | Applicable |
| | (i) Optional Redemption Date: | 11 May 2017 |

| | | | |
|---|---|---|---|
| | (ii) | Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | JPY500,000,000 per Note of JPY500,000,000 specified denomination |
| | (iii) | If redeemable in part: | Not Applicable |
| | | Minimum nominal amount to be redeemed: | Not Applicable |
| | | Maximum nominal amount to be redeemed: | Not Applicable |
| | (iv) | *Option Exercise Date(s):* | Not Applicable |
| | (v) | Description of any other Issuer's option: | Not Applicable |
| | (vi) | Notice period: | The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, not less than thirty (30) Tokyo and Target Business Days prior to the Optional Redemption Date |
| **23** | **Put Option** | | Not Applicable |
| **24** | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | | JPY500,000,000 per Note of JPY500,000,000 specified denomination |
| **25** | **Final Redemption Amount (Equity Linked Redemption Notes)** | | Not Applicable |
| **26** | **Final Redemption Amount (Index Linked Redemption Notes)** | | Not Applicable |
| **27** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |

| | | |
|---|---|---|
| (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| (iv) | Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

**28 Form of Notes** — **Bearer Notes**

| | | |
|---|---|---|
| (i) | Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| (ii) | Applicable TEFRA exemption: | D Rules |

**29** Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:

Tokyo and Target

The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following:

"If the due date for payment of any amount in respect of the Notes or any Coupon is not a business day, the holder shall not be entitled to payment until the next succeeding business day unless that business day falls in the next calendar month in which case the due date for payment will be the first preceding day that is a business day. No adjustment will be made to the amount due for payment as a result of the operation of this paragraph."

**30** Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):

No, unless the permanent Global Note is exchanged for Definitive Notes on or before 11 May 2023, in which case one Talon per future Coupons will be attached to each Definitive Note.

**31** Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:

Not Applicable

**32** Details relating to Instalment Notes:

Not Applicable

**33** Redenomination,

Not Applicable

| | | |
|---|---|---|
| | renominalisation and reconventioning provisions: | |
| **34** | Consolidation provisions: | Not Applicable |
| **35** | *Other terms or special* conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **36** | (i) | If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealers' Commission: | Not Applicable |
| **37** | If non-syndicated, name and address of Dealer: | | Credit Suisse Securities (Europe) Limited<br>One Cabot Square<br>London E14 4QJ<br>United Kingdom |
| **38** | Additional selling restrictions: | | Japan |

(1) The Specified Denomination of the Notes (JPY500,000,000) may not be subsequently divided into a lower denomination.

(2) From and after the Issue Date, the Issuer shall not create and issue further notes, bonds or debentures where the resulting aggregate number of notes, bonds or debentures would exceed forty-nine (49).

For this purpose, the notes, bonds or debentures, whether newly created and issued or existing that shall be included in the calculation of the aggregate number shall be those that (i) have been issued and created within six months prior to the issue date of such further notes, bonds or debentures; and (ii) have the same rate of interest and maturity date as the Notes, including the Notes.

(3) The Agency Agreement contains provisions for convening meetings of the Noteholders to consider matters relating to the Notes, including the modification by Extraordinary Resolution of the Conditions. Notwithstanding those provisions or the resolution of such Noteholders, neither of paragraphs (1) nor (2) above may be modified except to the extent that any such modifications are required or permitted by future changes in the

laws and regulations governing placement restrictions imposed on the Notes.

(4) The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "SEL"), and the Notes may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations) or to others for re-offering or resale, directly or indirectly, in Japan or to any resident of Japan, except that the offer and sale of the Notes in Japan may be made only through private placement sale in Japan in accordance with an exemption available under the SEL and with all other applicable laws and regulations of Japan. In this clause, "a resident/residents of Japan" shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

| | | |
|---|---|---|
| **39** | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.007011, producing a sum of (for Notes not denominated in Euro): | Euro 70,011,000 |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ..........................................

Duly authorised

## PART B – OTHER INFORMATION

**1 LISTING**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to trading | Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 11 May 2006. |
| (iii) | Estimate of total expenses related to admission to trading: | Eur 9,600 |

**2 RATING**

Rating:

The Notes have been rated Aaa by Moody's Investors Services, Inc. (Moody's), AAA by Standard & Poor's Ratings Services (Standard & Poor's) and AA+ by Fitch Ratings Ltd. (Fitch).

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

**3 NOTIFICATION**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

**4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 REASONS OF THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

**6 YIELD** *(Fixed Rate Notes only)*

| | |
|---|---|
| *Indication of yield:* | 2.860 per cent<br>The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. |

**7 HISTORIC INTEREST RATES** *(Floating Rate Notes only)*

Not Applicable

**8 OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0253342561 |
| (ii) | Common Code: | 025334256 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Private Placement Number: | 749770 E@ 8 |
| (v) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (vi) | Delivery: | Delivery against payment |
| (vii) | Names and addresses of additional or other Paying Agents appointed in respect of the Notes are: | Not Applicable |

Signed on behalf of the Issuer:



By: ____________________
Duly authorised

# FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(*Rabobank International Equity Derivatives*)***
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**
(Australian Business Number 70 003 917 655)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**
(Singapore Company Registration Number F03634W)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1586A**
**TRANCHE NO: 1**

**EUR 100,000,000 Floating Rate Notes 2006 due 29 June 2029**

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 3 May 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | |
|---|---|---|
| 1 | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) Series Number: | 1586A |
| | (ii) Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | Euro ("EUR") |
| 4 | Aggregate Nominal Amount: | |
| | (i) Tranche: | EUR 100,000,000 |
| | (ii) Series: | EUR 100,000,000 |
| 5 | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | EUR 50,000 |
| 7 | (i) Issue Date: | 5 May 2006 |
| | (ii) Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | 29 June 2029 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax): | No |
| 10 | Interest Basis: | 3 month EURIBOR + 0.01 per cent. Floating Rate<br>(*further particulars specified below*) |
| 11 | Redemption/Payment Basis: | Redemption at par |

| | | |
|---|---|---|
| 12 | *Change of Interest or Redemption/Payment Basis:* | Not Applicable |
| 13 | Put/Call Options: | Not Applicable |
| 14 | Status of the Notes: | Senior |
| 15 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 16 | ***Fixed Rate Note Provisions*** | Not Applicable |
| 17 | **Floating Rate Provisions** | Applicable |
| | (i) Interest Period(s): | Quarterly<br><br>The first Interest Period will run from and including 5 May 2006 to but excluding 29 June 2006<br><br>Subsequent interest periods will run from *and including each Specified Interest* Payment Date to but excluding the subsequent Specified Interest Payment Date |
| | (ii) Specified Interest Payment Dates: | 29 March, 29 June, 29 September and 29 December of each year from and including 29 June 2006 to and including 29 June 2029 |
| | (iii) Business Day Convention: | Modified Following Business Day Convention |
| | (iv) Business Centre(s) (Condition 1(a)): | TARGET |
| | (v) Manner in which the Rate(s) of Interest *is/are to be determined:* | Screen Rate Determination |
| | (vi) Interest Period Date(s): | Not Applicable |
| | (vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | Not Applicable |
| | (viii) Screen Rate Determination (Condition 1(a)): | |
| | – Relevant Time: | 11.00 a.m. Brussels time |
| | – Interest Determination Date: | Two TARGET Business Days prior to the start of the relevant Interest Period |
| | – Primary Source for Floating Rate: | Relevant Screen Page |
| | – Relevant Screen Page: | Reuters page 'EURIBOR01' |
| | – Reference Banks (if Primary Source is "Reference Banks"): | Not Applicable |

| | | |
|---|---|---|
| | – Relevant Financial Centre: | TARGET |
| | – Benchmark: | EURIBOR |
| | – Representative Amount: | Not Applicable |
| | – Effective Date: | Not Applicable |
| | – Specified Duration: | 3 months (except for the short first coupon which will be an interpolation between 1 month EURIBOR and 2 month EURIBOR) |
| | (ix) ISDA Determination (Condition 1(a)): | Not Applicable |
| | (x) Margin(s): | 0.01 per cent. per annum |
| | (xi) Minimum Rate of Interest: | Not Applicable |
| | (xii) Maximum Rate of Interest: | Not Applicable |
| | (xiii) Day Count Fraction (Condition 1(a)): | Actual / 360 (adjusted) |
| | (xiv) Rate Multiplier: | Not Applicable |
| | (xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | Not Applicable |
| **18** | **Zero Coupon Note Provisions** | Not Applicable |
| **19** | **Index Linked Interest Note Provisions** | Not Applicable |
| **20** | **Equity Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | **Call Option** | Not Applicable |
| **23** | **Put Option** | Not Applicable |
| **24** | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | EUR 50,000 per note of EUR 50,000 specified denomination |
| **25** | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| **26** | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| **27** | **Early Redemption Amount** | Applicable |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the | Yes, as set out in the Conditions |

| | | | |
|---|---|---|---|
| | | Conditions): | |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) | Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **28** | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **29** | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | | TARGET<br><br>The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following:<br><br>"If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment". |
| **30** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| **31** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| **32** | Details relating to Instalment Notes: | | Not Applicable |
| **33** | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| **34** | Consolidation provisions: | | Not Applicable |

| | | |
|---|---|---|
| **35** | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| **36** | (i) If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |
| | (iii) Dealer's Commission: | None |
| **37** | If non-syndicated, name and address of Dealer: | BNP Paribas<br>10 Harewood Avenue<br>London NW1 6AA<br>United Kingdom |
| **38** | Additional selling restrictions: | Not Applicable |
| **39** | Subscription Period | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ..........................................

Duly authorised

## PART B – OTHER INFORMATION

**1 LISTING**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Luxembourg *Stock Exchange's Regulated Market with* effect from the Issue Date. |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 9,600 |

**2 RATINGS**

| | |
|---|---|
| *Rating:* | *The Notes have been rated* Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively. As defined by Moody's an Aaa rating means that the Notes *are judged to be of the highest quality*, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of *financial* commitments and is not significantly vulnerable to foreseeable events. As defined *by Standard & Poor's, an AAA rating* means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's *capacity to meet its financial* commitment on the obligation is extremely strong. |

**3 NOTIFICATION**

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, ,has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier*, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

**4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

| | |
|---|---|
| **6 YIELD** (*Fixed Rate Notes Only*) Indication of yield: | Not Applicable |

## 7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

## 8 OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0253618903 |
| (ii) | Common Code: | 25361890 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the *relevant number(s)*: | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents appointed in respect of the Notes are: | Not Applicable |

Signed on behalf of the Issuer:

By:  ..................................

Duly authorised

Rabobank


draag en tooh deze!

Rabobank Group

Rabobank Nederland

12-31-05
AR/S

# Annual Report 2005

| 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|
| | | | |
| '81,218 | 249,718 | 194,222 | 152,068 |
| 61,074 | 129,554 | 117,569 | 99,717 |
| 27,527 | 114,826 | 98,307 | 79,854 |
| 139,800 | 124,100 | 83,700 | 32,800 |
| | | | |
| 11,217 | 10,381 | 9,708 | 8,791 |
| 13,007 | 11,817 | 11,113 | 10,280 |
| 13,650 | 12,660 | 11,947 | 10,973 |
| 29,801 | 114,445 | 107,163 | 96,095 |
| 10,384 | 9,156 | 8,573 | 7,688 |
| 10.0 | 10.3 | 10.4 | 10.6 |
| 10.5 | 11.1 | 11.1 | 11.3 |
| | | | |
| 6,801 | 5,832 | 5,280 | 4,375 |
| 4,826 | 4,099 | 3,730 | 2,921 |
| 350 | 340 | 254 | 381 |
| 100 | 0 | 0 | 0 |
| 1,525 | 1,393 | 1,296 | 1,073 |
| 1,017 | 936 | 865 | 741 |
| | | | |
| 9.8% | 9.6% | 9.8% | 9.3% |
| 70.9% | 70.3% | 70.6% | 66.8% |
| | | | |
| 424 | 445 | 481 | 510 |
| | | | |
| 1,795 | 1,797 | 1,823 | 1,854 |
| 2,719 | 2,727 | 2,750 | 2,798 |
| 2,546 | 2,430 | 2,268 | 2,056 |
| 147 | 150 | 112 | 87 |
| | | | |
| 53,147 | 49,465 | 44,667 | 40,275 |
| 48,224 | 45,310 | 40,927 | 36,828 |
| 80% | | | |
| | | | |
| 510 | 515 | 525 | 585 |
| | | | |
| AAA | AAA | AAA | AAA |
| Aaa | Aaa | Aaa | Aaa |


Total income by activity over 2005
Domestic retail banking 57%
Wholesale banking and international retail banking 24%
Asset management and investment 8%
Leasing 8%
Real estate 2%
Other 1%


Lending by region at year-end 2005
The Netherlands 78%
Rest of Europe 9%
America 8%
Australia and New Zealand 4%
Asia 1%


Market shares
in %
100
80
60
40
20
0
2001
2002
2003
2004
2005
Mortgages
Savings
SME
Agricultural

*General: Due to consolidation effects, the sum of the figures relating to Group entities will not always correspond with Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.*

1) The first two columns corresponding to the years 2005 and 2004 are based on IFRS. The other columns corresponding to the years 1996 up to and including 2004 are based on Dutch GAAP.
2) The Tier I ratio and the BIS ratio for 2001 have been calculated taking into account the effect on equity of the changed accounting policy for pensions with effect from 1 January 2002.
3) The SAM-rating is calculated every two years.

# Profile of Rabobank Group



**Rabobank Group is a full-range financial services provider operating on the basis of co-operative principles. Its origins are in the local loan co-operatives that were founded in the Netherlands nearly 110 years ago by enterprising people who had virtually no access to the capital market. The local Rabobanks that evolved from this have a strong tradition in the agricultural sector and in small and medium-sized enterprises.**

The Rabobank Group comprises 248 independent local co-operative Rabobanks in the Netherlands plus their central organisation Rabobank Nederland and its subsidiaries. Rabobank serves more than 9 million private individuals and corporate clients in the Netherlands and a growing number abroad. It employs 50,988 staff and is represented in 38 countries.

The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's. In terms of Tier I capital, the organisation is among the world's fifteen largest financial institutions.

The local Rabobanks and their clients form Rabobank Group's co-operative core business. The banks are members and shareholders of the supralocal co-operative organisation, Rabobank Nederland, which advises the banks and supports their local services. Rabobank Nederland also supervises, on behalf of the Dutch central bank, the solvency, liquidity and administrative organisation of the local Rabobanks.
Rabobank Nederland further acts as an (international) wholesale bank and as a bankers' bank to the Group and is the holding company of a large number of specialised subsidiaries.

Rabobank Group combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and economies of scale of Rabobank Nederland and its subsidiaries.

## Ambition

Rabobank Group's ambition is to be the largest, best and most innovative all-finance service provider in the Netherlands. With their co-operative structure and a current membership of more than 1.5 million, the local Rabobanks are firmly rooted in society. In the Netherlands, Rabobank may justifiably call itself committed, near-you and a leader.
In the international environment, Rabobank Group's ambition is to be the best food & agri bank, with a strong presence in the world's major food & agriculture countries. For this purpose, the Group will use the experience it has accumulated in the Netherlands over many years.

In addition, the Group aspires to be the most sustainable bank globally, as would befit its identity and position in society. In the years ahead, Rabobank Group will further integrate corporate social responsibility in its core activities.

## Our values

Rabobank Group offers all the financial services needed by clients as they participate in an economy-driven modern society. The Group strives to ensure that its services are continually adjusted and updated so that they always meet the needs of both private individuals and businesses.

We believe that sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment. We aim to contribute to this development with our activities. We respect the culture and traditions of the countries where we operate, insofar as these do not conflict with our own objectives and values.

In all our actions, we focus on our clients' best interests. We create customer value by:
- providing those financial services considered best and most appropriate by our clients;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- showing commitment to our clients and their environment, so that we can contribute to achieving their ambitions.

# Key figures

| | 2005 | 2004 | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|
| **Volume of services** (in EUR millions) | | | | | | | |
| Total assets | **506,234** | 483,574 | 475,089 | 403,305 | 374,720 | 363,679 | 342,920 |
| Private sector lending | **278,095** | 248,958 | 252,996 | 235,425 | 212,323 | 197,262 | 179,137 |
| Due to customers | **186,459** | 177,482 | 192,123 | 172,571 | 171,632 | 172,174 | 146,705 |
| Assets managed and held in custody | **224,200** | 223,400 | 195,000 | 184,000 | 168,000 | 194,400 | 166,100 |
| **Financial position and solvency** (in EUR millions) | | | | | | | |
| Equity | **26,349** | 23,004 | 18,143 | 15,233 | 14,261 | 12,380 [2] | 12,458 |
| Tier I capital | **24,860** | 21,404 | 22,621 | 19,660 | 17,202 | 15,092 [2] | 14,653 |
| Qualifying capital | **25,272** | 21,205 | 22,586 | 19,892 | 17,414 | 15,542 [2] | 15,093 |
| Total risk-weighted assets | **213,901** | 196,052 | 198,552 | 182,820 | 165,843 | 152,812 | 142,278 |
| Solvency requirement | **17,112** | 15,684 | 15,887 | 14,626 | 13,268 | 12,225 | 11,382 |
| Tier I ratio | **11.6** | 10.9 | 11.4 | 10.8 | 10.3 | 9.9 [2] | 10.3 |
| *BIS ratio* | **11.8** | *10.8* | *11.4* | *10.9* | *10.5* | *10.2* [2] | *10.6* |
| **Profit and loss account** (in EUR millions) | | | | | | | |
| Total income | **9,363** | 9,222 | 10,055 | 9,018 | 8,518 | 8,388 | 7,714 |
| Total expenses | **6,164** | 6,177 | 6,732 | 6,243 | 5,839 | 5,965 | 5,459 |
| Value adjustments | **517** | 479 | 514 | 427 | 752 | 539 | 369 |
| Addition to the fund for general banking risks | | | 0 | 0 | 0 | 0 | 52 |
| Operating profit before taxation | **2,682** | 2,566 | 2,809 | 2,348 | 1,927 | 1,884 | 1,834 |
| Net profit | **2,083** | 1,793 | 1,536 | 1,370 | 1,222 | 1,178 | 1,166 |
| **Ratios** | | | | | | | |
| Return on equity | **9.1%** | 9.0% | 10.1% | 9.6% | 9.9% | 9.5% | 10.4% |
| Efficiency ratio | **65.8%** | 67.0% | 67.0% | 69.2% | 68.5% | 71.1% | 70.8% |
| **Nearby** | | | | | | | |
| Member banks | **248** | 288 | 288 | 328 | 349 | 369 | 397 |
| Offices: | | | | | | | |
| - branches | **1,249** | 1,299 | 1,299 | 1,378 | 1,516 | 1,648 | 1,727 |
| - contact points | **3,031** | 2,965 | 2,965 | 2,800 | 2,697 | 2,618 | 2,693 |
| Cash dispensing machines | **3,116** | 3,062 | 3,062 | 2,981 | 2,979 | 2,889 | 2,676 |
| Foreign offices | **267** | 244 | 244 | 222 | 169 | 137 | 142 |
| **Employees** | | | | | | | |
| - total number | **50,988** | 56,324 | 56,324 | 57,055 | 58,096 | 58,120 | 55,098 |
| - full-time equivalents | **45,580** | 50,216 | 50,216 | 50,849 | 51,867 | 52,173 | 49,711 |
| Employee satisfaction | **81%** | 85% | 85% | 85% | 84% | 83% | 82% |
| **Client data** | | | | | | | |
| Members (x 1,000) | **1,551** | 1,456 | 1,456 | 1,360 | 1,108 | 825 | 550 |
| Membership/customer ratio | **17.7%** | 16.7% | 16.7% | 16.0% | 13.2% | 9.7% | 6.1% |
| **Rating** | | | | | | | |
| Standard & Poor's | **AAA** | AAA | AAA | AAA | AAA | AAA | AAA |
| Moody's Investor Service | **Aaa** | Aaa | Aaa | Aaa | Aaa | Aaa | Aaa |
| SAM-rating (corporate social responsibility) [3] | **80%** | | | 74% | | 64% | |

# Contents

*Good performance in a challenging market*

# Chairman's foreword

Rabobank Group succeeded in attaining a very satisfying result in 2005, despite global volatility in the economic climate. Net profit rose by no less than 16%. This was achieved in an often highly challenging market, particularly in the Netherlands, and is accordingly reason for satisfaction. All business units contributed successfully to this result, in terms of both volumes and income. The local Rabobanks performed well, despite fierce competition in our home market and the merger movements that required the attention of many of the local Rabobanks.
The wholesale and international retail business saw a limited increase in results. Our subsidiaries Robeco, De Lage Landen, FGH Bank, Rabo Vastgoed, Alex, Schretlen & Co and Obvion reported substantial improvements in income, as did our former insurance subsidiary Interpolis, now merged with Achmea.

## An eventful year

2005 was an eventful year in many respects. After the tsunami in late 2004, the global community was hit by still more natural disasters of unimaginable extent. The effects of the terrible earthquake in Pakistan and the havoc reaped by hurricane Katrina in the south of the United States are still acutely felt. As for ourselves, we were deeply affected by the unexpected death of our Supervisory Board member Wim Duisenberg. We shall remember him as the first President of the European Central Bank, in which capacity he gained world-wide esteem, and as a nationally widely praised President of the Dutch Central Bank. We also remember him as the deputy chairman of the Executive Board of Rabobank Nederland who initiated, in the early 1980's, the build-up of our international business. 2005 was also the year in which oil prices rose to unprecedented levels. This had a negative effect on the world economy, although the United States, Asia and various emerging countries saw a favourable development nevertheless. Europe lagged behind again.
In the Netherlands, the ailing economy continued and the tentative recovery that started in 2004 was not sustained in the year under review. On the upside, the Amsterdam stock exchange - the AEX gained 25% - for the first time in many years joined the upward trend in stock exchanges elsewhere in the world.

## Market leadership in the Netherlands

In the year under review, we continued to take major steps forward on the path towards all-finance market leadership in the Netherlands. Undoubtedly, the most prominent move was the intensified collaboration with Eureko/Achmea. The merger between Interpolis and Achmea has created not only the largest insurance company in the Dutch market,

but herewith we increased our stake in Eureko to 37%. This new combination offers the prospect of attractive opportunities for organic growth as a basis for strengthening our market leadership further. Another example is the merger process at the local Rabobanks, which went entirely according to schedule in the year under review. This move towards a smaller number of larger local Rabobanks was initiated in order to raise the quality and the professionalism of these banks and to serve our clients even better. This is necessary for further strengthening our position in the upper segments of the markets for corporates and private individuals. The efforts towards that goal were intensified in the year under review and met with a favourable market response.
An independent survey showed that in 2005, private individuals ranked Rabobank as the best private bank after our own subsidiary Schretlen & Co, which came in first place. In addition, entrepreneurs in the corporate segment awarded Rabobank the title Bank of the Year for the second time in three years.

## The global food & agri bank with its roots in the Netherlands

This is the profile we will be working on hard in the coming years, both in our home market and in markets worldwide. From this perspective, the strong growth in 2005 of our international retail banking business, with its important focus on food & agri, gives us great satisfaction.
The intention expressed in 2005 to strengthen our position as a food & agribank in the United States through a bid for Community Bank of Central California has been realised. The acquisition was completed at the beginning of 2006. We succeeded in strengthening our position elsewhere in the western hemisphere besides the United States. In 2005, a start was made with extending our agricultural financing activities in Brazil. Regrettably, it transpired in early 2006 that, in Turkey, Sekerbank's largest shareholder had annulled an earlier agreement for the sale to Rabobank of an equity interest of 36.5% in this bank. We have decided not to resign ourselves to this unilateral withdrawal and legal steps were in preparation at the time of writing.

***"Our bank operates differently. Instead of dividends to external shareholders, Rabobanks each year distribute part of our profit to the communities in which they are firmly rooted and in which they actively participate. We call this our 'cooperative dividend'."***



Bert Heemskerk

## Operation Service

The move towards a smaller number of larger and more professional local Rabobanks requires customised support from Rabobank Nederland. In order to be able to respond better to the service needs of these professionalised local Rabobanks, an organisational adjustment - named Operation Service - was initiated at Rabobank Nederland in the autumn of 2004, scheduled to be completed by the end of 2006. Goals under Operation Service include a staff reduction of 1,200 FTEs. In the year under review, the reduction in the number of FTEs under Operation Service was 509, against 373 in 2004. The object of Operation Service is to achieve better, more efficient and more transparent service for the local Rabobanks by Rabobank Nederland, at lower net costs. The first results are now becoming visible and in 2006, the costs charged on to the local Rabobanks can be reduced further.

## Higher customer satisfaction in the Year of Service

Early in the year under review, I used Operation Service, which had only just been initiated at the time, to call on staff and management alike to turn 2005 into the year of service across the board. Now, one year later, I find that there is still some room for improvement in Rabobank Nederland's service to the local Rabobanks. I am confident that the completion of Operation Service in the course of 2006 will contribute to this improvement. However, my appeal equally concerned the service to our clients. It pleases me very much therefore that a market survey showed that customer satisfaction among private individuals increased from 7.3 to 7.4 in the year under review. Needless to say, this is an encouragement to do even better in the future. The longer-term target is a customer satisfaction of at least 7.5.

## 2006: the Year of Truth

If 2005 was the year of service, 2006 will be the year of truth for Rabobank Group: the year in which a great deal of what was prepared in past years should yield tangible, visible results. In all our Group entities, we are very busy with reorganisations, mergers, restructuring, reorientations and other internal alterations. Besides increased efficiency, the main aim of each of these is even better service to our clients. This has to be our chief challenge for 2006. It is a challenge that ties in seamlessly with the solid foundation we have laid over the past years. Thanks to the same commitment with which our 50,988 employees and managers made 2005 a successful year and thanks to the dedicated efforts of the more than 3,000 directors and supervisors of our local Rabobanks, we will succeed in harvesting what was sown. I thank our employees, managers and local managers for their many dedicated efforts on behalf of Rabobank Group during the year under review and I am grateful to the members of our local Rabobanks for the commitment demonstrated by them. Their input and that of our other clients is more than welcome if we are to remain what we are: a bank of and for people, and a bank of and for society.

## Positive outlook for 2006

My colleagues on the Executive Board and myself are positive about the current year 2006. We see growing business activity across a broad front and expect that the Dutch economy will perform better this year than in 2005 and that Rabobank Group will be able to benefit.

## Cooperative dividend

In conclusion: it is no secret that Rabobank differs from other banks. Our bank operates differently. We are not a listed enterprise that considers shareholder value its highest goal. Instead of dividends to external shareholders, Rabobank each year distributes part of its profit to the communities in which it is firmly rooted and in which it actively participates. We call this our 'cooperative dividend'. Profit optimisation is our goal, not profit maximisation. Each year, the local Rabobanks allocate tens of millions of euros to numerous local initiatives. Increasingly, this cooperative dividend is being spent on initiatives that aim to support member and client groups in their development. Cooperative dividend, then, is at the heart of this Report for 2005. Pulsating through all its chapters, you will find a selection of examples showing how the local Rabobanks translate our cooperative dividend into practice.

I hope you will read it with pleasure!



Bert Heemskerk
Chairman of the Executive Board of Rabobank Nederland

# Executive Board and Supervisory Board of Rabobank Nederland

## Executive Board (with responsibility areas)



**Bert Heemskerk (H.),** Chairman
- Personnel
- Compliance
- Audit
- Legal and Tax Affairs
- Communication
- Executive Secretariat
- Knowledge and Economic Research



**Rik baron van Slingelandt (D.J.M.G.)**
- Rabobank International Network
- Global Financial Markets
- Corporate Finance
- Wholesale Support



**Hans ten Cate (J.C.)**
- Rabobank Nederland Corporate Clients
- Credit Risk Management (authorisation)
- Special Management
- Corporate Social Responsibility

## Secretary to the Executive Board

Rens Dinkhuijsen (L.A.M.)

## Supervisory Board

Lense Koopmans (L.), Chairman
Antoon Vermeer (A.J.A.M.), *Deputy Chairman*
Sjoerd Eisma (S.E.), Secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Teun de Boon (T.)
Marinus Minderhoud (M.)
Paul Overmars (P.F.M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)
Arnold Walravens (A.H.C.M.)



**Bert Bruggink (A.)**
- Group Accounting & Control
- Risk Management
- Treasury



**Piet van Schijndel (P.J.A.)**
- Private Individuals
- Private Banking
- Group ICT



**Piet Moerland (P.W.)**
- Cooperative and Management Affairs AB
- Small and Medium-sized Enterprises sector
- Shared Services & Facilities

## Advisory Board

Jan Brouwer (J.G.B.)
Wout Dekker (W.)
Derk Haank (D.)
Herman Hazewinkel (H.J.)
Hans Huis in 't Veld (J.C.)
Dick van Hedel (T.J.M.)
Roelof Hendriks (R.)
Rokus van Iperen (R.L.)
Leonor Lindner (L.)
Dick Sluimers (D.M.)
Claudia Zuiderwijk (C.J.G.)

# Report of the Supervisory Board of Rabobank Nederland

## Introduction

The Supervisory Board of Rabobank Nederland supervises the policy of the Executive Board of Rabobank Nederland and the general conduct of affairs at Rabobank Group and its affiliated entities. In addition, the Supervisory Board advises the Executive Board. Lastly, the Supervisory Board is responsible for the appointment and remuneration of the members of the Executive Board.

In Mr W.F. Duisenberg, who passed away on 31 July 2005, the Supervisory Board has lost a dedicated and exceptionally competent member. His track record as Dutch Minister of Finance, President of the Dutch Central Bank and first President of the European Central Bank and his knowledge of both the national and the international financial system commanded a great deal of respect. The Supervisory Board will remember with deep gratitude Mr Duisenberg's valuable contribution to the Board's performance of its duties.

**Supervisory Board**

|  |  |
|---|---|
| Lens Koopmans (L.) | Chairman |
| Antoon Vermeer (A.J.A.M.) | Deputy Chairman |
| Sjoerd Eisma (S.E.) | Secretary |
| Leo Berndsen (L.J.M.) | Member |
| Bernard Bijvoet (B.) | Member |
| Teun Boon (T.) | Member |
| Marinus Minderhoud (M.) | Member |
| Paul Overmars (P.F.M.) | Member |
| Hans van Rossum (J.A.A.M.) | Member |
| Herman Scheffer (H.C.) | Member |
| Martin Tielen (M.J.M.) | Member |
| Aad Veenman (A.W.) | Member |
| Arnold Walravens (A.H.C.M.) | Member |

## Membership of the Supervisory Board

A profile has been drawn up for the Supervisory Board, defining the criteria for the Board's membership, expertise and composition. The profile was last updated by the General Meeting of Rabobank Nederland held on 16 June 2005.

On 16 June 2005, the General Meeting appointed Mr P.F.M. Overmars as a new member of the Supervisory Board. This appointment, which became effective on 15 November 2005, ensued from the strategic collaboration between Rabobank Nederland and Eureko/Achmea which included an agreement on the mutual appointment of additional members of the Supervisory Board. Consequently, Eureko/Achmea is now represented in Rabobank Nederland by a second member of the Supervisory Board, in addition to Mr A.H.C.M. Walravens. Also on 16 June 2005 and after due consideration, the General Meeting reappointed Mr Koopmans as Chairman and Mr Berndsen and Mr Eisma as members of the Supervisory Board.

## Corporate governance

Corporate governance at Rabobank Nederland is discussed in the chapter 'Corporate Governance'. The way in which Rabobank Group intends to comply with the Dutch Corporate Governance Code, in light of its cooperative structure, was discussed extensively at the General

Meeting on 16 June 2005. A detailed explanation of the application of the Dutch Corporate Governance Code can be found on the Rabobank Group website. See also www.rabobankgroep.nl, under Rabobank Group.

## Report on the Supervisory Board's activities in 2005

To support it in the proper performance of its duties, the Supervisory Board regularly requests information on banking and non-banking issues. Thus, there is a focused investment in the expertise of the Board's members. In this context, the Board paid specific attention in 2005 to activities aimed at being 'in control', the Dutch Corporate Governance Code and the transition to the new IFRS accounting policies.

The Chairman of the Supervisory Board has at least contact on a monthly basis with the Chairman of the Executive Board and holds monthly meetings with the internal auditor. In addition, the Chairman of the Supervisory Board, the Chairman of the Audit Committee, the external auditor and the internal auditor meet at least four times a year.

The Supervisory Board met eight times in 2005. Not one member was repeatedly absent from these meetings.

### The Supervisory Board's own performance

The Supervisory Board considered, without the Executive Board being present, its own performance in terms both of its performance as a collective body and that of its individual members. The matters reviewed in this context included members' attendance at Board meetings and the extent to which the Supervisory Board complied with the profile referred to above concerning its composition and required competencies. The aim of this assessment is to improve the Supervisory Board's effectiveness where possible. The outcomes of these reviews were included in the proposals for reappointment and gave rise to initiatives to improve the Board's expertise.

### Performance of supervisory role

The Supervisory Board assessed, without the Executive Board being present, the performance of the Executive Board and its individual members and arrived at conclusions on that basis. There were no changes in the composition of the Executive Board in 2005.

Consistent with its duties as defined by law and the Articles of Association, the Supervisory Board supervised the general conduct of affairs within Rabobank Group and at Rabobank Nederland in particular. The Supervisory Board focused its activities chiefly on risk development, risk management and the business performance of the individual business units. Written reports on these subjects were discussed periodically in the meetings of the Audit Committee and the Supervisory Board. The Supervisory Board also regularly served as a sounding board for the Executive Board.

The Supervisory Board approved the operational and financial targets set for Rabobank Nederland by the Executive Board, the strategy that should result in the achievement of the targets and the preconditions applied in the strategy. In this connection, discussions were held on the strategy and the risks associated with the business of Rabobank Nederland. Other topics were the outcome of the Executive Board's assessment of the design and operation of the internal risk management and control systems and any significant changes therein. The Audit Committee did important preparatory work to facilitate this.

The following subjects were given special attention in 2005.

### Financial statements 2004

This review included a detailed discussion with the Executive Board of the management letter, including the management response, and the report of the auditors, in the presence of both the internal auditor and the external auditors. The Audit Committee did intensive preparatory work to facilitate the review of the 2004 financial statements.

### Budget 2006

In accordance with the Articles of Association, the budget for 2006 was discussed and approved by the Supervisory Board. Again, the Audit Committee provided important input for this purpose.

### Strategic developments

The Supervisory Board approved the strategic choice to position Rabobank as the global food & agri bank with its roots in the Netherlands. The longer-term commercial targets both at home and abroad were discussed extensively in this context, as were the financial implications of the plans and the required supporting policy measures pertinent to the strategy, for instance in the area of human resources.

The Supervisory Board regularly considered proposals for participating interests and acquisitions by Rabobank Nederland and its subsidiaries. In the international environment, such developments mostly took place in the context of the international retail banking strategy. Besides the commercial and financial aspects, the management of proposed participating interests or acquisitions and their alignment with the draft Strategic Framework received due attention. A recurring strategic topic was the envisaged strengthening of the collaboration with Eureko/ Achmea, which is being carefully pursued by the Executive Board and is the subject of intensive consultation with the Supervisory Board.

### Corporate governance

The Supervisory Board devoted a great deal of attention to the implementation of the Dutch Corporate Governance Code. In this context, a decision was made to adjust the regulations of the various management bodies and their committees.

### Accommodation of Rabobank Nederland

The Supervisory Board approved the investment for Rabobank Nederland's new headquarters in Utrecht.

## Committees of the Supervisory Board

The Supervisory Board has established five committees from among its members. Their duties are to advise the Supervisory Board and to prepare the Supervisory Board's decision-making. The Supervisory Board's resolutions are based in part on advice supplied by the committees. The membership of the committees at 31 December 2005 is presented on the following page.

## Reports of the committees of the Supervisory Board

The Audit Committee prepares the Supervisory Board's decision-making on financial issues, including the policy on credit risk, market risk, liquidity risk and operational risk. The Audit Committee met six times in 2005. The main subjects of discussion were the transition to IFRS, the 2004 financial statements and the management letter, including the management response. The financial performance during the year and the budget for 2006 were discussed with the Executive Board. The Audit Committee, consistent with its terms of reference, further considered the internal audit plan and the external accountant's independence. Lastly, it was resolved that the Audit Committee is to perform preparatory work to test the ICT policy to allow the Supervisory Board's to properly fulfil its supervisory role.

The Cooperative Issues Committee met four times in 2005. Major issues discussed included the proposals by the Executive Board relating to the member benefit system and the cooperative dividend. The committee also considered the Member Banks Policy Framework for 2006.

In the year under review, issues dealt with by the Appointment Committee included (re)appointments to the Supervisory Board and succession issues at Rabobank Nederland. The Remuneration Committee focused, among other things, on the evaluation of the remuneration policy concerning the Executive Board. Both committees met four times in 2005.

Due to lack of necessity, the Appeals Committee did not meet in the year under review.

## Proposal to the General Meeting

In compliance with the relevant provisions of the Articles of Association of Rabobank Nederland, the Supervisory Board has reviewed the annual report and the financial statements for 2005. This review included a discussion with the external auditors. Partly on the basis of the unqualified auditors' report issued by Ernst & Young Accountants, the Supervisory Board proposes that the General Meeting of Rabobank Nederland adopt the financial statements for 2005 and appropriate the profit for the year as proposed.

| Committee and duties | Committee members | |
|---|---|---|
| **Audit committee** | M. Minderhoud | chairman |
| Preparatory work for the Supervisory Board's decision-making on financial issues and ICT | L.J.M. Berndsen | permanent member |
| | L. Koopmans | permanent member |
| | S.E. Eisma | rotating member |
| | A.W. Veenman | rotating member |
| | A.J.A.M. Vermeer | rotating member |
| **Cooperative Issues Committee** | A.J.A.M. Vermeer | chairman |
| Preparatory work for the Supervisory Board's decision-making on intended policies of the Executive Board concerning the cooperative structure of the local Rabobanks and of Rabobank Nederland | L. Koopmans | permanent member |
| | P.F.M. Overmars | permanent member |
| | M.J.M. Tielen | permanent member |
| | T. Boon | rotating member |
| | B. Bijvoet | rotating member |
| | J.A.A.M. van Rossum | rotating member |
| | H.C. Scheffer | rotating member |
| | A.H.C.M. Walravens | rotating member |
| **Appointment Committee** | L. Koopmans | chairman |
| Preparatory work for the Supervisory Board's decision-making on the composition of and (re)appointments to the Supervisory Board and the Executive Board | P.F.M. Overmars | member |
| | H.C. Scheffer | member |
| | A.W. Veenman | member |
| | A.J.A.M. Vermeer | member |
| | A.H.C.M. Walravens | member |
| **Remuneration Committee** | A.H.C.M. Walravens | chairman |
| Preparatory work for the Supervisory Board's decision-making on the remuneration of the members of the Executive Board | L. Koopmans | member |
| | P.F.M. Overmars | member |
| | H.C. Scheffer | member |
| | A.W. Veenman | member |
| | A.J.A.M. Vermeer | member |
| **Appeals Committee** | S.E. Eisma | chairman |
| Advisory body of appeal in disputes between local Rabobanks or between one or more local Rabobanks and Rabobank Nederland | J.A.A.M. van Rossum | member |
| | M.J.M. Tielen | member |



*"Many young children think that ATMs provide money in unlimited amounts"*

*"Rabobank had requested the member council to create and execute a CSR project. After a brainstorming session, we opted for a money learning package consisting of a learning programme and a game for children. This did not yet exist and children are increasingly unable to deal with money. Both teachers and children were enthusiastic about the learning package and approximately fifty elementary schools have decided to use it."*

*Els Roest-de Bekker, member councillor en actively involved in Wijsneus enzo.*



*Learning package initiative by member council of Rabobank 's Hertogenbosch en Omstreken*

# 'Wijsneus' teaches children to deal with money

A number of people on the member council of Rabobank 's-Hertogenbosch and surroundings, together with Fontys Teacher Training College and KPC Group, an educational advice group, are developing a learning package for children in group 8, the highest form in elementary schools. In a few hours' time, Wijsneus enzo teaches them in a playful manner to deal with money.

# Strategy: Plotting a course into the future

**Autonomous growth - that is the success formula underlying Rabobank's development. In the course of nearly 110 years, it has grown from a collection of small, cooperative rural banks into the largest all-finance concern in the Netherlands, the world's leading food & agri bank and a globally respected Triple A player. Likewise, sustained autonomous growth is a leading factor in the strategic course that Rabobank Group aims to steer in the coming years.**

In the Central Delegates Assembly (CKV) held on 22 March 2006 - the 'parliament' of the local Rabobanks - the exchange of ideas on the strategic direction, which had been initiated in 2005, was concluded with the finalisation of the Strategic Framework for 2005-2010. Besides autonomous growth, this framework is founded on the following indisputable principles:

- Rabobank is and remains Dutch, with its dominant market position in agri, among private individuals and in small and medium-sized enterprises;
- Rabobank is and remains a cooperative; exceptions may be made for Group subsidiaries;
- Rabobank remains Triple A worthy;
- Rabobank remains independent. A complete sale is not an option. In any merger with any other party, Rabobank will accept a majority interest only.

### Three growth areas

The new strategic framework profiles Rabobank as 'the global food & agri bank with its roots in the Netherlands' and in doing so distinguishes three growth areas:

- Growth in the Dutch all-finance market, in particular through further collaboration with Eureko/Achmea and through further strengthening of Rabobank's position in the top end of the private and corporate markets;
- Continued expansion abroad as a leading international food & agri bank;
- Further growth of and synergy between the Group subsidiaries.

## Strategy in the Netherlands - Market leader in all-finance

Market leadership in all-finance in the Netherlands remains the chief goal. In addition to the mass market for banking services to private individuals, small and medium-sized enterprises and the agricultural sector, there are attractive opportunities for growth in the top end of the private and corporate markets, where Rabobank is in second position already. Equally rich in perspective are the 'segments of the future' - young people and entrepreneurs from ethnic minorities - as well as the urban areas and a number of product markets. Here, insurance, consumer credits, investment and real estate financing are the spearheads.

### Leverage distribution strength as a 'near-you bank'

Rabobank will leverage its distribution strength as the 'near-you bank' of the Netherlands, not just physically but also, and increasingly, virtually. Using differentiated market strategies, it will respond to differences in client segments, geographical differences and distinct labels and distribution channels. The bank's answer to the growing competition on the 'near-you' aspect lies in expansion of the number of client interface points. By further expansion of the virtual bank, clients' experience of Rabobank as 'near-you' and personal must likewise be maintained.

# Strategy

Continuity through sustained autonomous growth.
Rabobank positions itself as 'the global food & agri bank with its roots in the Netherlands'.

## Successful merger between Interpolis and Achmea

The successful merger between Interpolis and Achmea has resulted in the largest insurer of the Netherlands. This gave Rabobank a 32% interest in Eureko, Achmea's parent company, resulting in a total interest of 37%. The combination creates attractive opportunities for organic growth, for example by a broader product range, a larger number of Rabobank clients with an insurance at Interpolis and by further implementation of the multidistribution strategy. Work is continuing to extend the collaboration with Eureko/Achmea.

## International strategy

International growth is necessary to support SME and corporate clients, for they are increasing their operations on the global stage. This would have the added advantages of easier access to the international capital markets and enhancing Rabobank's continued attractiveness as an employer. The corporate bank Rabobank International aims to be the world's leading food & agri bank. This ambition dovetails seamlessly with Rabobank's cooperative origins as the pre-eminent financier of the Dutch agricultural sector and the enormous amount of expertise it has developed.

Rabobank's international operations can be divided into five categories:

- **International retail banking**

Here, Rabobank focuses on three growth markets. Topping the priority list are traditionally agricultural countries with a stable climate and a structurally attractive agricultural sector, such as the United States, Australia and Canada. Second on the list are countries in Central, Eastern and Southeastern Europe with a growing agricultural sector, such as Poland and Turkey. Then follow the rapidly emerging countries with a large agricultural sector, such as Brazil, China, India and Indonesia. Projects in these countries are small-scale, in which the financial interest is relatively limited.

- **Support of Dutch clients abroad**

In order to maintain its market leadership among clients with international operations, Rabobank will in the coming years work towards strengthening the expertise and selling power of local advisers and account managers, improving its product management and intensifying the relationship management with partner banks abroad.

- **International wholesale operations**

In future years, and more than has been the case in the past, the international office network will focus its wholesale operations on Dutch wholesale clients, besides the international food & agri clients. The primary geographical focus is on Europe and the countries where Rabobank International is developing retail operations.

- **Professional market activities**

Rabobank cherishes its Triple A rating and will continue to use it for a selected number of profitable product/market combinations in the professional financial markets. In view of the greater volatility of professional markets, the target for the future is to realise around 50% of international profits from international retail operations.

- **Rabobank Development Programme (RDP)**

Complementary to the successful activities of the Rabobank Foundation, which started 30 years ago, the Rabobank Development Programme (RDP) was established. The RDP's aim is to help a number of banks in developing countries grow into successful 'Rabobanks'. During the next few years, its activities will be focused on five countries, including China and a number of countries in East Africa.

## Strategy of the subsidiaries

Rabobank Group's Dutch subsidiaries play an important part in achieving the Group's market leadership ambitions. In five years from now, they should have virtually doubled their net profit and have achieved leading market positions.

### Robeco

Robeco's repositioning, which includes reaching a position among the most profitable investment funds, has yielded its first results. In addition, Robeco aims at higher sales volumes via Rabobank's local private banking units and further development of third-party distribution.

### De Lage Landen

In the Netherlands, De Lage Landen supports the local Rabobanks in the area of small and medium-sized enterprises. Internationally, the object is new collaboration in vendor lease and complementary products to use cross-selling opportunities. Growth will also come from the distribution of lease products via Rabobank International and expansion of De Lage Landen's own network in Eastern Europe and Asia.

### A single real estate division

Rabobank Group's real estate activities - Rabo Vastgoed (project development) and FGH Bank (real estate financing) have been combined into a single real estate division, enabling Rabobank to offer clients a product that integrates all real estate disciplines. Close collaboration with the local Rabobanks could then result in substantial growth of the real estate business, including new market segments such as inner-city redevelopment and complex financing structures in commercial real estate.

## Organisational and financial implications

Rabobank Group's strategic ambitions have been embedded in a cooperative, high-quality and sustainability-driven organisation.

### Strengthening the cooperative identity

The cooperative is and remains Rabobank's cornerstone. The local cooperative Rabobanks and their central cooperative Rabobank Nederland, which is also the holding company of the Group's subsidiaries, are and will continue to be managed in accordance with the cooperative model. Over the past years, Rabobank has succeeded in strengthening its cooperative identity and one of the results has been a large number of new members of the local Rabobanks. Further development of active member engagement is crucial to a permanent license to operate of the local cooperative. In the coming years, the cooperative's distinct character will be emphasised further, both internally and externally.

### High-quality policy for HRM

The quality of our people is of paramount importance to the strategy. The priority in HRM policy is to secure the required calibre of talented, highly educated staff and managers.

### Sustainability

Rabobank aims at building on its leading position in sustainability and corporate social responsibility (CSR). It is working towards more CSR criteria in all banking operations, more sustainable financial products such as green financing and green investments, and more deeply embedding sustainable development in its operations.

### Ambitious financial targets

Rabobank Group maintains the following financial targets:

- Annual net profit growth of at least 12.0%;
- Tier I ratio at least 10.0 per annum;
- Return on equity of at least 10.0% per annum.

It is along these strategic lines that Rabobank Group believes it can provide optimum services to its clients both at home and abroad while maintaining its sound financial ratios and remaining a good and attractive employer. Thus, Rabobank Group can advantageously position itself for the possible consolidation cycle in the European financial sector in the medium-long term.

# Financial targets and outlook

**With 16% profit growth, Rabobank Group performed well in 2005. Partly as a result of the issue of new Member Certificates, the Tier I ratio rose to 11.6 (10.9). Return on equity was 9.1 (9.0)%.**

## Key financial targets

Rabobank Group aims at realising customer value, with financial stability and employee value as preconditions. The precondition for financial stability will be realised by pursuing the steady development of three financial ratios: net profit growth, Tier I ratio and return on equity. Rabobank Group has the following long-term targets for these ratios:
- Annual net profit growth at least 12.0%;
- Tier I ratio at least 10.0 per annum;
- Return on equity of at least 10.0% per annum.

## Net profit up 16%

Net profit was EUR 290 million higher, at EUR 2,083 (1,793) million, a rise of 16% and comfortably exceeding the long-term target. The growth of net profit went hand in hand with an improvement of the efficiency ratio and a lower tax burden.

## Tier I ratio well above target

In the year under review, the Tier I ratio, which provides an insight into the solvency position, increased from 10.9 to 11.6. This is well above the target of 10.0. The Tier I ratio expresses the relationship between core capital and total risk-weighted assets. Core capital increased by EUR 3.5 billion to EUR 24.9 billion in 2005. The Tier I ratio rose due to the addition of net profit to reserves and the issue of EUR 2.0 billion in Member Certificates. This issue was partly offset by a EUR 650 million redemption of Trust Preferred Securities. Total risk-weighted assets were 9% higher at EUR 213.9 billion.

## Return on equity 9.1%

In 2005, return on equity on an IFRS basis was 9.1%. This is below the long-term target of 10.0%. In 2004, return on equity on a Dutch GAAP basis was 10.1% but on an IFRS basis, it was 9.0%. In 2005, return on equity therefore improved by 0.1 percentage points to 9.1%. Although the long-term target of 10.0% was based on Dutch GAAP, Rabobank intends to hold on to its target return on equity of 10.0%, even under IFRS.

## Outlook

The recovery of the Dutch economy, which commenced in the second half of 2005, is expected to continue and gather momentum in 2006. Domestic spending, such as private consumption and corporate investments, will show a healthy increase in 2006. Exports are likewise set to increase, in line with the growth recovery that has started elsewhere in Europe as well. Because of the Europe-wide economic upturn and the slightly higher rate of inflation, a slight rise in both the short-term and the long-term interest rates is foreseen for 2006. Rabobank expects that, viewed in a historical perspective, the interest rate in the Eurozone will remain relatively low. The domestic banking operations could benefit from the economic growth, precisely because the sectors with a more domestic focus are now also contributing to the upturn. It is anticipated however, that the fierce competition between banks in key market segments such as small and medium-sized enterprises and the market for mortgage loans, added to the continued low interest rate, will cause interest margins to remain under pressure in 2006.

Worldwide, Rabobank expects a favourable economic trend for 2006, with continuing, although somewhat lower growth in the United States and China and moderate recovery of growth in Europe. These conditions will present good opportunities for Rabobank Group to expand its international operations, particularly in leasing, wholesale and international retail operations. By means of organic growth and selective (minor) acquisitions, Rabobank will further expand its operations abroad.

# Customer value


Target
◦ Create the highest possible customer value

Rabobank attaches great value to having and keeping satisfied customers. That is why one of its core objectives is to create the highest possible customer value. Customer value is reflected in the degree of customer satisfaction and customer loyalty. Rabobank is critical of itself and is keen to learn from clients what it does well and what could be improved. Customer satisfaction and customer loyalty are measured through market surveys and compared with those for competing banks. In 2005, a new telephone survey method showed that customer satisfaction among private individuals had increased from 7.3 [1] to 7.4.
The longer-term target for customer satisfaction is at least 7.5.

Rabobank organises annual surveys of customer satisfaction and loyalty among thousands of private and corporate clients of the local Rabobanks, Robeco, Alex and - until recently - Interpolis. Up to and including 2004, the survey was held via the Internet. In 2004, a new telephone survey method was started in parallel for the local Rabobanks.
The survey target is to gain insight into and to monitor customer satisfaction and loyalty. The feedback received from clients is essential for continued improvement of the services.

## Customer loyalty

The survey shows that customer loyalty is high and that client identification with their own local Rabobank is strong. The loyalty rating for private individuals remained high at 88% (89%), as did the rating for SME clients, which was 70% (75%). Rabobank's score in the agricultural sector is traditionally high. In 2005, customer loyalty averaged 86% (82%).

## Customer satisfaction among private individuals

The survey also shows Rabobank's high score for customer satisfaction. In 2005, customer satisfaction among private individuals rose from 7.3 to 7.4. For the longer term, the target of an average minimum score of 7.5 is maintained. Under the previous survey method, the target score was 7.5 as well.

The percentage of (highly) satisfied clients among private individuals was 90% in 2005, against 89% in 2004. Compared with the competition, the availability by telephone, staff expertise, quick access to the right person and the quality of Internet banking were particularly valued. Nevertheless, clients wish better information on the opening hours of the local Rabobanks and greater transparency in product costs and charges.

In 2005, as many as 90% of clients of Rabobank Private Banking were (highly) satisfied with the servicing. This was a significant 4-percentage point increase on 2004. A survey by Incompany, in which Rabobank and its subsidiary Schretlen & Co ended on top, confirmed the fact that Rabobank is on the right track in this segment.

The specialised subsidiaries within Rabobank Group traditionally perform well in comparison with their closest competitors. At 8.2, Alex showed strong improvement compared with last year's already high rating of 7.8. Robeco Direct's customer satisfaction was slightly lower at 7.3 (7.5). The benchmark for both is at 7.5.

1 Based on the previous Internet survey method, customer satisfaction in 2004 was 7.7, against a target of at least 7.5.

## Customer satisfaction among corporate clients

The percentage of (highly) satisfied corporate clients rose from 78% in 2004 to 80% in 2005. A breakdown by SME and the agricultural sector is as follows. Rabobank's score for (highly) satisfied clients in the critical SME sector remains high at 75% (76% in 2004). Customer satisfaction among agricultural clients showed a strong increase, from 86% in 2004 to 93% in 2005.

## Brand values

Rabobank wants to be seen as a bank that is near the client, committed and leading. These are Rabobank's brand values. These values are measured using a brand value monitor, in which private individuals and businesses (both clients and non-clients) are asked with which of the five large banks they most associate these brand values. In 2005, Rabobank scored highest on all three aspects among both private individuals and businesses. Rabobank may therefore justifiably be called the most committed and leading bank near-you. The following table shows the percentage of survey participants stating that the three characteristics best applied to Rabobank.

## Complaints management

Sound complaints management is essential to an organisation that focuses on excellent service to its clients. Nonetheless, instances may occur where a client is dissatisfied with a particular product or service. And it is precisely such circumstances that enable the bank to show what service means. Taking complaints seriously and respecting the client's feelings opens the way to reaching a solution together.

**Question: with which of the five large banks do you most associate the following characteristics?**

**Brand values**

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | % | Rabobank ranking | % | Rabobank ranking |
| **Private individuals** | | | | |
| Near-you | 54 | 1 | 56 | 1 |
| Committed | 43 | 1 | 44 | 1 |
| Leading | 41 | 1 | 42 | 1 |
| **Businesses** | | | | |
| Near-you | 58 | 1 | 60 | 1 |
| Committed | 46 | 1 | 47 | 1 |
| Leading | 44 | 1 | 44 | 1 |

Source: Millward Brown Centrum research agency

It is important to be clear about the complaints handling process, i.e. what the client is entitled to expect and what the bank is doing about his/her complaint. Serious investigations can then reveal what the problem really is and where a solution could be found. Finding a solution together strengthens both the relationship and mutual appreciation. The local Rabobank is the client's first point of contact. If the client and the bank are unable to find a solution together or if the solution is not satisfactory to the client, he/she can submit the complaint to the Complaints Service of Rabobank Nederland.
In 2005, the Complaints Service received 2,906 (3,246) complaints. Having shown increases for many years, the number of complaints showed a slight decrease for the first time. Likewise, the Disputes Committee for the Banking Industry reported a decrease in the number of appeal cases. In the year under review, the bank focused strongly on service and customer satisfaction. In addition, clients are becoming familiar with new forms of service, for example Internet banking. Increasingly, information on banking services is accessible via the Internet. Clear information reduces the number of misunderstandings. The Complaints Service expressly involves the local Rabobanks in complaints handling. More than one third of complaints submitted to the Complaints Service was subsequently still dealt with in the first line, i.e. at the local Rabobanks, with the Complaints Service providing advice where necessary or desired. The Complaints Service sends monthly reports on the data recorded by it to the departments involved and submits relevant improvement proposals based on an analysis of the complaints.

The top 5 of subjects giving rise to complaints in 2005 was as follows:

1. Disputed withdrawals made with bankcards stolen or lost in the Netherlands (266);
2. Electronic banking (237);
3. Protests against entries in the incident register (122);
4. Payments processing (87);
5. Penalty interests for premature mortgage redemptions (84).

# Membership policy

**The focus of Rabobank's membership policy is on strengthening member engagement at the local Rabobanks and ensuring members' control and influence. Rabobank intends to keep the cooperative idea alive, i.e. being in the midst of the local community and being 'near-you and committed'. To that end, an increasing number of local Rabobanks are establishing member councils. At the end of 2005, fifty banks had a member council and in 2006, this number should be between 80 and 100. Thanks to the member councils, members' control and influence will be anchored more firmly than ever in Rabobank. Targets for the coming years include further expansion and intensification of the personal bond between the bank and its members and further optimisation of members' control. In addition, there will be stronger focus on the cooperative dividend, i.e. support of community initiatives in the society in which a local Rabobank operates.**

Initially, membership policy focused on recruitment of more and more committed members. Membership has grown considerably since 2000: from 550,000 to more than 1.5 million in 2005. In 2004, the membership policy focus was shifted to achieving greater real members' control. After all, members are clients who promote and monitor Rabobank's achieving its ambition to be a bank of and for clients and the community. Defining members' control and influence further is one of the membership policy's main targets.

Staff, management and directors will be emphatically required to demonstrate their cooperative disposition. One of the core duties of the boards and the management of the local Rabobanks is to embed the cooperative principles in the day-to-day operations of the bank's staff and management. Corporate social responsibility is another important aspect in this context.

## Member participation

In order to participate in the activities of their local Rabobank, members can be elected board members, members of the member council or members of the Supervisory Board. In addition, they can participate in member panels and sounding-board groups on banking and social issues such as distribution policy, support of community projects, the development of banking services, customer segmentation or the further profiling of membership. On a local level, the cooperative message will increasingly be communicated directly to members and clients via local Internet sites and informative regional newsletters. The aim is to get more people actively engaged in the local Rabobanks and their community activities.

## More control: the member councils

The upscaling at the local Rabobanks through mutual mergers is aimed primarily at a more professional approach of the top end of the market. This upscaling also involves risks. The move to a smaller number of larger local Rabobanks could cause pressure on the traditional direct bond with the local community. For that reason, a growing number of merged local Rabobanks have put a lot of effort into the introduction of member councils. A member council is an elected cross-section of the member and client base and could, in the case of a large bank, consist of over fifty members from many layers and professions in the local community. The member council has assumed the majority of the powers of the general meeting of members and meets more often during the year. The member councils' powers include the appointment of Supervisory Board members and the finalisation of the financial state-

## Targets

- Further enhance member engagement
- Optimise member influence
- Support social initiatives in the community where a local Rabobank operates

ments. Obviously, the member council and the board also discuss other topics, such as the bank's strategic direction, the branch policy and the service to clients. In addition, the member council is involved in the selection of - and the grants from the Cooperative fund to - local community projects and forms of cooperative dividend.

### Cooperative dividend

Rabobank's cooperative origins are based on the belief that collaboration and bundling of forces yield better results than operating individually. That is why Rabobank returns some of its profits - in the form of cooperative dividend - to the communities in which it operates. Each year, local Rabobanks invest tens of millions of euros in the improvement of their local economic, social and cultural environment without demanding any direct compensation in return. Projects include weekend schools for underprivileged young people and all kinds of sports events and cultural manifestations. On a national level, self-help, self-organisation and innovating entrepreneurship are stimulated through the Rabobank Foundation, the Projects fund and the Herman Wijffels Innovation award. Increasingly, funds for self-help and self-organisation are implemented on a local level as well. Thus, Rabobank demonstrates that it takes its core values of being 'near-you' and 'committed' seriously.

### Member loyalty programme

The cooperative dividend benefiting the local community can be seen as a collective member benefit. Its added value to the individual members is that they get the opportunity to exercise maximum control and influence within their local Rabobank on its allocation. Over the past few years, extensive research has been done as to whether members should be offered, via a member benefit system, individual benefits besides the collective benefit. During 2005, the local Rabobanks discussed this subject in more detail. Eventually it was decided in December 2005 to opt for recognition of major clients by means of special banking and non-banking offers, for example in the areas of mortgages and insurance. These special offers will be announced via the 'U' member magazine, among others.

### Member bank of the year

In the year under review, the 'Member bank of the year' competition was organised for the second time. In 2004, members' control was its central theme and the title was 'Learning from members'. The theme for 2005 was 'Near-you through collaboration'. Rabobank Geldrop & Heeze-Leende was selected as the winner from among three nominated local Rabobanks. The bank guided groups of start-ups on their way to a successful enterprise. Each month, a task force comprising employees and clients established which activities would be undertaken. Former entrepreneurs acted as a sounding board for the start-ups and advised them. Also involved in the project were successful entrepreneurs, fellow start-ups, the Chamber of Commerce and Industry and the Entrepreneurs' Association.

### Membership policy in the future

The local Rabobanks are working hard on further defining the membership policy. Embedding members' control and influence and motivating truly engaged members are at the core of this. More and more member councils will be installed that will act as committed sounding boards to boards of directors and management. In addition, the diversity of initiatives in the area of cooperative dividend will be made more visible by raising members' awareness of these initiatives. An important condition for this is that the cooperative principles of the local Rabobanks are embedded deeper in the competencies, attitude and behaviours of staff, managers and boards of directors.

# The people at Rabobank

People make Rabobank. They have done so for almost 110 years. They do so now and the future will be no different. The world is rapidly changing and Rabobank Group is anticipating this. Changing customer requirements, technological progress, the pursuit of a sustainable society, internationalisation and, above all, heightened competition are having far-reaching consequences for the bank and its staff. Distribution channels as well as marketing and branch formulas must continually be adjusted to external developments. The market demands heightened professionalism. This is made possible by upscaling the local Rabobanks through mutual mergers, but also requires tailored support from Rabobank Nederland. Operation Service enables Rabobank Nederland to meet those changing service needs. At the same time, Rabobank has made no secret of its strong ambition for international growth and in the coming years, Rabobank's human resources policy will focus on enhancement of management quality, inflow in the top end of the market and an international orientation.

The policy framework entitled 'People make the bank' describes the most important requirements that Rabobank staff must fulfil, now and in the future: customer focus, team players and focus on results. Moreover, expertise is essential. Rabobank Group has high ambitions that require broadly educated employees and managers, flexibility, accountability and long-term employability.

## Local Rabobanks: larger and more professional

Under the 'Vision 2005+' policy statement, an upscaling process for the local Rabobanks was started some years ago. In 2005, there were 31 mutual mergers, involving 71 banks. Around thirty mergers are planned for 2006, involving more than 75 banks. At 31 December 2005, the number of local Rabobanks was 248. For the end of 2006, this is expected to be around 200, for the merger wave is to continue this year. This has far-reaching consequences for the work environment at local Rabobanks as well as for their management. Stronger professionalisation is required because many specialist jobs in Rabobank Nederland will be transferred to the local Rabobanks.

## Operation Service

Through Operation Service, Rabobank Nederland is realising a new organisation structure that ties in seamlessly with the new structure of the local Rabobanks, insofar as they have been enlarged as a result of the upscaling exercise. For these banks, Operation Service will result not only in better-tailored, transparent support but also in lower costs. In 2005, the majority of local Rabobanks indicated that they appreciated the changes made in the services.

## Strategy and targets

A balanced and modern human resources policy, aimed at high quality, high mobility and a larger variable-pay element based on performance management.

Rabobank's international growth and the focus of the upscaled local Rabobanks on the top end of the market will lead to a substantial increase in senior management.

- More internationally oriented management
- More women in senior functions
- More highly educated staff from ethnic minorities in urban areas

### Natural turnover

Operation Service aims at a FTEs reduction of 1,200. This will be achieved by natural turnover, by not extending temporary contracts, by terminating contracts with third parties and early retirement. In 2005, there was an outflow of 509 FTEs under Operation Service. Arrangements for surplus staff and possibilities for relocation were made in close consultation with the staff representative bodies.

### Rabobank Group workforce reduced

Rabobank Group's workforce declined by a total of 5,336 staff in 2005 to 50,988. Adjusted for Interpolis, the number of staff increased by 487, mainly due to growth abroad. Job positions were lost particularly at local Rabobanks and at Rabobank Nederland, due mainly to the further implementation of current efficiency programmes, growing digitalisation and the associated popularity of electronic banking and the local mergers. At Rabobank Nederland, positions were eliminated under Operation Service. At the same time, new positions were created as a result of new activities and because duties performed at the local Rabobanks were transferred to Rabobank Nederland. On balance, the number of employees at Rabobank Nederland declined more than 100 in 2005 to 5,695.

### Inflow of new staff

In order to ensure continuous renewal, over 3,000 new employees joined Rabobank. There was an inflow of better educated staff into all Group entities. For top talents among graduates, two trainee programmes have been started with around twenty participants each.

### Mirror of society

Rabobank aims to be a proper mirror of society. Diversity in its people and their cultures makes it easier to respond to the expectations of modern customers and the changes in society. In recent years, there has been a greater focus on the recruitment of non-indigenous staff. Numerous activities are developed in that context in the large cities in particular, partly in view of Rabobank's target to gain market share in urban areas as well. At present, 8.7% of all Rabobank staff are non-indigenous. For a number of years, the bank has been actively seeking opportunities to appoint more women in senior functions, and successfully so: at present, 10% of senior management are women, against 4% in 2000.

### The new Collective Labour Agreement 2005-2007

In mid-2005, a new Collective Labour Agreement (CLA) was concluded with the trade unions for the period 2005-2007. It anticipates numerous changes in conditions of employment that staff will face as from 2006. These changes are the consequences of new legislation on early retirement, (pre)pension, life-span leave, a new disability policy, the introduction of the new basic health care insurance and changing tax rules for death benefits. Many of these changes came into effect on 1 January 2006. The consequences of this new legislation have been incorporated in the new CLA, including not only repair measures but, in particular, also taking another step towards further renewal of the employment conditions package. In this respect, Rabobank has a leading position on several scores, for example with the introduction of a personal budget and by offering more pension plan options. This renewal renders staff more accountable for the composition of their employment conditions package and for the consequences of their choices. This dovetails with the development envisaged by Rabobank: to give employees (greater) control over their own future.

### A sustainable relationship, not a job for life

Rabobank's human resources policy is based on a long-term, sustained and sustainable relationship with employees. The bank expects them to successfully and enthusiastically commit themselves and all their talents to the bank and its clients. Mobility is an important factor in maintaining a vigorous organisation. Consequently, an effort is being made to promote the flow of staff between different Group entities and local Rabobanks, partly in response to the changing demand from the local Rabobanks. The upscaling has resulted in a need for more demanding

management positions. In addition, more highly educated commercial staff and business management specialists are required.
Promotion opportunities abound for employees who have proved themselves successful. If an employee at some point does not completely fit his/her job description but his/her talents are valuable to the bank at a lower job and salary level, then demotion is possible. If there is no suitable job in the organisation, the employee concerned can count on ample support in finding new opportunities outside the organisation.
In exchange for the efforts of its staff, Rabobank invests substantially in coaching and training and it rewards good efforts with an excellent salary and generous fringe benefits.

## Performance Management

In 2005, a new remuneration and assessment system was started, entitled Performance Management. This system stimulates result-driven (co-)operation by agreeing clear and measurable targets, which are linked to both fixed and variable remuneration. At the beginning of 2005, targets for 2005 were agreed with all employees individually. At various points during the year, staff and their line managers reviewed the agreements. The first remuneration based on the new system will follow in 2006. Several entities within Rabobank Group, such as Robeco and Alex, use some form of performance assessment and variable remuneration.

## Investing in employability

A personal development plan is important, especially in these times of many change projects and mergers. Both employers and employees have a mutual interest in the broadest staff employability possible.
In order to implement this aspect in further detail, a development plan is drawn up in consultation between the employee and his/her line manager that is tailored to the individual. Practical tools are available to both staff and managers for the purpose of drawing up this personal development plan (PDP).
In 2005, 62% of staff at Rabobank Nederland and the local Rabobanks had a PDP, against 72% in 2004. This reduction was due mainly to the implementation of Performance Management, following which a distinction was made between development activities with a 1-year planning horizon and those with a horizon of 2-5 years. Due to the practicability of the new material, an increase of the percentage of staff with a PDP is expected for 2006.

## The importance of learning

In its training offer, Rabobank distinguishes between functional, career oriented and leadership training courses. Over the past years, the emphasis has shifted from pure knowledge transfer to improving the quality of management and increasing the commercial effectiveness.
In the coming years, the Financial Services Act will determine which knowledge should be available in client services. Rabobank is ready for this new legislation.
In 2005, staff members attended 94,500 (90,000) training courses, involving an amount of EUR 68.7 (69.0) million, equal to 2.6% (2.7%) of the total wage bill.
Employees increasingly study via the Internet. After a spectacular growth in 2004, the number of e-learners increased further in 2005. In all, 77,500 (55,000) training courses were offered via the Internet and 25,000 (34,000) digital exams were taken. Employees all over the world are now using the e-learning programmes that were first developed by Rabobank International in 2004.

## Trainees at Rabobank Group

Rabobank is keen to offer promising students traineeship opportunities to experience how challenging working for Rabobank Group can be.
In 2005, 937 students were offered traineeship contracts at Rabobank Group: 801 of them performed their traineeships at a local Rabobank and the remaining 136 at Rabobank Nederland.
More than half of the trainees at an organisational level attend higher vocational training (59% of the women and 50% of the men).
Looking at the traineeship contracts at Rabobank Nederland, the level of education shows an upward shift to academic levels: 75% of the men are in academic education, while for the women it is 56%.
Most trainees are indigenous; 13% are from ethnic minorities.

## Employees satisfied with working at Rabobank

*General satisfaction with working conditions was maintained at a high* level in 2005. The Periodic Identity and Working Conditions Opinion Poll showed that 81% (2004: 85%) of all employees (fully) agreed with the statement 'all things considered, I am satisfied to be working as an employee at Rabobank'. Considering the many changes within Rabobank Nederland and the tumultuous developments at the local Rabobanks, this is a very pleasing result indeed. Rabobank's performance on this aspect is significantly better than the external benchmark of 40 large enterprises (75%) and the benchmark of enterprises in the financial sector (72%). High satisfaction with working conditions is also reflected in the low absenteeism due to illness, which declined further in 2005, from 3.8% to 3.7%.

**More information on staff is to be found in the Annual Sustainability Report:**

www.rabobankgroup.nl/sustainability

## Breakdown of staff numbers at Rabobank Group

| | Netherlands | Abroad | Total 2005 | Total 2004 |
|---|---|---|---|---|
| Domestic retail banking | 33,797 | - | 33,797 | 33,855 |
| Wholesale banking and international retail banking | 1,345 | 4,644 | 5,989 | 5,575 |
| Asset management and investment | 1,430 | 532 | 1,962 | 2,028 |
| Leasing | 891 | 2,252 | 3,143 | 2,844 |
| Real estate | 336 | - | 336 | 302 |
| Insurance | - | - | - | 5,823 |
| Support units and Other | 5,761 | - | 5,761 | 5,897 |
| **Rabobank Group** | **43,560** | **7,428** | **50,988** | **56,324** |

| | | | | |
|---|---|---|---|---|
| Absenteeism due to illness | | | 3.7% | 3.8% |
| Employee satisfaction | | | 81.0% | 85.0% |
| Training investments (EUR million) | | | 68.7 | 69.0 |



*Rabobank Tilburg supports the 'Broke' Foundation*

# Supporting people in financial straits

The Tilburg Institute for Social Work (IMW) supports people who are experiencing problems. For example, the Stichting Blut ('Broke Foundation'), which is part of IMW, helps people in financial straits manage their budgets. They get two accounts at Rabobank Tilburg: one for paying their fixed charges, the other for their living expenses.





"My colleagues find it a breeze to visit clients at home on a Rabobank bike"

"Rabobank not only helps us with our clients' bills but also helps them clean up the accounts. In addition, the bank gave us bicycles, enabling our social workers to visit clients at home."
Karima Taouel, IMW

# Coffee and cocoa trade flows


Arabica coffee
Robusta coffee
Cocoa beans
Cocoa products

This World Map has been published in line with Rabobank's long-term commitment to the international food and agribusiness.
It is one of a series of publications undertaken by the global department of Food & Agribusiness Research and Advisory.

# Our core activities

## the whole is greater than the sum of the parts

Rabobank Group is a financial service provider founded on cooperative principles and pursues an all-finance concept.
The domestic retail business of the local Rabobanks is at the core of this. The concept is complemented by the specialist knowledge and activities of other Group units.

The activities of these units comprise:

- wholesale banking - both in the Netherlands and throughout the rest of the world - with particular focus on the (international) food & agri sector;
- international retail banking;
- asset management and investment;
- leasing;
- real estate;
- insurance.

Thanks to the close collaboration between the Group units there is a high degree of synergy within Rabobank Group: in other words, the whole is greater than the sum of the parts.

# Domestic retail banking

**2005 was not an easy year for the domestic retail banking operations. The dominant market positions in the small and medium-sized enterprises sector, the agricultural sector, savings and mortgages were maintained. Market share in mortgages, particularly, declined slightly due to fierce competition, which also led to slightly lower margins. Net profit was 35% higher, at EUR 1,024 million, due in part to non-recurring results.**

## Market and clients

The tentative economic recovery which started in the Netherlands in 2004 did not regain its momentum until the second half of 2005. The growth in world economy levelled off slightly, so that Dutch exports declined. Purchasing power likewise declined and consumer confidence remained low. As a result, the Dutch economy showed only marginal growth. Financial services were characterised by fierce competition in the mortgages market in 2005, which put margins under further pressure. Many clients took advantage of the historically low interest rates, thereby raising activities in the mortgages market to an unprecedented level.
In 2005, a record amount of EUR 113 billion in new mortgages and mortgage switches was achieved in the Netherlands, a rise of 24% compared with 2004.
Total lending by the domestic retail banking operations was 9% higher, at EUR 200.7 (183.6) billion, with private individuals accounting for 70%, the trade, industry and services sector for 19% and the agricultural sector for 11%. Also in 2005, major steps were made in insurance in collaboration with Eureko, resulting in a broader product range for the client.

### More client interface points

The 'bank near-you' - that is what the local Rabobanks wish to be and to remain for their clients. The number of physical client interface points rose by 2% in 2005 to 3,031. Due to mergers, the number of local Rabobanks fell from 288 to 248. The number of branches declined by 50 to 1,249. The reduction was however more than offset by an increase in the number of other interface points, many of which are within healthcare institutions and homes for the elderly.
The new branch policy, which was presented in 2004, was implemented further in the year under review. The branches operate under a range of different concepts, so that clients can obtain specialist or more standard advice, depending on their needs.
In August 2005, Rabobank was the first bank to introduce mobile ATMs for use at fairs, concerts, sports events and the like. The increase in the use of direct channels of the past years continued in 2005. With approximately 2.2 million unique visitors each month, the Rabobank website is one of Europe's busiest bank sites. Rabobank stimulates the use of the virtual channels, for example by organising training courses for the elderly.

### Private clients

Half of all the households in the Netherlands use the banking services of the local Rabobanks. These banks offer a comprehensive package of financial services to private clients that is tailored to their needs. In the past years, a great deal has been invested in realising a shift from product segmentation to client segmentation. This shift has been executed successfully, as attested for example by a customer satisfaction survey by Incompany among consumers in the professional services sector. The service is highly appreciated by private banking clients of the local Rabobanks (capital or income > EUR 80,000). In the survey, Rabobank was second only to its own subsidiary Schretlen & Co, and the local Rabobanks left all the other reputable private banks well behind.
Similarly, customer satisfaction among private clients generally increased from 7.3 in 2004 to 7.4 in 2005.

## Strategy and targets

| | |
|---|---|
| Pursue market leadership in all financial services sectors in the Netherlands. | ◦ Customer satisfaction rating of at least 7.5 |
| Be and remain bank 'near-you' in the Netherlands, in both physical and virtual terms. | ◦ Increase the number of physical interface points to approx. 3,200 |
| | ◦ Efficiency ratio of 67% |

In the year under review, private lending grew by 11% to 141.7 (128.0) billion. The increase was mainly in mortgage loans, which grew by EUR 14 billion to EUR 137.8 billion.

### Fierce competition in the mortgages market

The enormous growth in the mortgages market confronting the local Rabobanks in the year under review went hand in hand with unprecedented competition. There was significant growth of 14% but because this was outstripped by the market's growth rate, market share declined from 20.6% to 18.9%. Obvion, the joint venture between Rabobank and ABP pension fund that sells mortgages via the broker channel, saw a decline of its market share by 0.5 percentage points to 4.1%. The combined market share of the local Rabobanks and Obvion was 23.0% (25.2%) in 2005.

The growth in the mortgages market was realised mainly from mortgage switches. Many clients took advantage of the historically low interest rates and switched their mortgages to a lower rate. In 2004, this was done frequently against a short-term fixed-interest rate but because of the risks involved if interest rates rise, clients were stimulated in the year under review to fix the interest rate for a longer period. Consequently, new 20, 25 and 30-year interest rate periods were introduced, with campaigns offering clients higher discounts if they were prepared to fix their interest rates for a longer period. Likewise, in the final months of 2005 an identical rate was used for mortgages with fixed interest rate periods of 6 to 11 years inclusive.

### Rising market share in savings

The Dutch savings market grew by 5% to EUR 209 billion in 2005, with the greater part realised in Internet savings. In the final months of the year, fixed-term deposits fell because of the release of save-as-you-earn accounts. In 2005, Rabobank Group's market share in savings rose by 0.8 percentage points to 39.4%, with the local Rabobanks accounting for 37.1% and Robeco Group's savings bank Roparco for 2.3%.

At year-end, Rabobank Group's total savings amounted to EUR 86.2 (78.3) billion, the greater part of which, EUR 77.7 (71.9) billion is entrusted to the local Rabobanks.

## Corporate clients

Collaboration in the corporate segment pays off. In the 2005 edition of Rabobank's Figures & Trends publication, in which it analyses 75 branches, collaboration was the central element. Around a quarter of all enterprises participate in some sort of collaborative venture. By combining forces, cost benefits can be realised and improvements in an enterprise's own products and services range can be achieved.

In serving their corporate clients, the local Rabobanks work together closely with the account managers and product specialists of Rabobank Nederland Corporate Clients (RNCC), Rabobank International and De Lage Landen. This produces a good mix of local knowledge and product expertise. That this collaboration pays off is evident from the title 'Bank of the Year' that Rabobank was awarded by corporate clients for the quality of its professional services.

Corporate lending was EUR 3.5 billion higher in 2005, at EUR 59.1 billion. This is a rise of 6%. The percentage of (highly) satisfied clients was also higher, rising from 78% in 2004 to 80% in 2005.

## Small and medium-sized enterprises

A number of SME sectors (small and medium-sized enterprises) suffered from unfavourable market conditions over the past years. SMEs with their main focus abroad benefited from still-expanding exports but those focusing on domestic consumers went through a difficult time. For them, 2005 was another tough year, mainly because of a lack of consumer confidence, declining purchasing power and price wars in several sectors. In addition, there was a decline in customer loyalty. Nevertheless, most SMEs adjusted to this economic situation by optimising their internal processes and staff numbers. That there are sufficient opportunities even in a difficult market is demonstrated by the fact that

75,000 start-up enterprises were recorded last year, particularly in professional services. The number of SMEs grew by 3.6% in 2005 to 690,000. The number of clients at the local Rabobanks also increased, but the increase was outstripped by the growth in the number of SMEs.

### Market share among SMEs

Last year, the local Rabobanks were the clear market leader in the SME segment. As reported in a market survey by TNS NIPO, their market share declined slightly in 2005, by 2 percentage points, due to increased competition. However, at 38% it remains solid. The expectations are that due to the renewed focus of competing banks on small and medium-sized enterprises, the local Rabobanks will have to do their utmost in coming years to maintain their market share. The competition was felt particularly keenly in the construction and the wholesaling sectors.

### iDEAL: easier and safer payments via the Internet

The number of payments via the Internet has shown strong growth in recent years. In order to guarantee security and to replace payments by giro collection forms and single direct debit mandates, banks have opted for a new payments standard. In collaboration with other large banks, the new payments standard iDEAL has been introduced on the Internet. iDEAL is an important innovation for corporate clients in the retail segment that is developing strongly. It is anticipated that this new standard will cause consumers to buy more via the Internet. An important benefit to corporate clients is the guarantee that payments are received in time. This also applies to charity foundations, which use iDEAL for the same reason.

### Investing in entrepreneurship

At the end of 2005, Rabobank launched a new advertising campaign for corporates. Its message is: Rabobank invests in entrepreneurship. Rabobank's vision is that success in the longer term rather than short-term profit is key. Forward-looking and continually adjusting enterprises stand a better chance of healthy and sustained development. By offering a comprehensive service package and extra financial support, the local Rabobanks aim at giving these entrepreneurs an opportunity to realise their ambitions. In addition, Rabobank invests in creative entrepreneurs via (innovative) funds and business prizes such as the Herman Wijffels Innovation Award.

### Focus on start-ups

The number of start-up businesses grew in 2005, in spite of the unfavourable economic conditions. Almost half of these start-ups set up business in the large cities. Starting up an enterprise successfully is no easy thing, and a helping hand is always welcome. Rabobank is pleased to lend that helping hand, not only financially, for example by means of micro-credits and its springboard mortgage, but also by opening up its network. Rabobank Amsterdam, together with District Southeast (Stadsdeel Zuidoost) and the Municipality of Amsterdam, has established a micro-credit fund for the District Southeast. Small businesses from this district often are not eligible for regular financing because they are considered a risk group. With the aid of this fund, they can obtain small loans with a maximum term of 5 years. Various local Rabobanks have meanwhile joined this initiative.
The Rabobank branch in Geldrop & Heeze-Leende helps start-ups by organising regular meetings and workshops where they meet experienced (former) entrepreneurs. The exchange of knowledge, contacts and experience gives start-ups a greater chance of success. The response to this start-up network is very positive and earned Rabobank Geldrop & Heeze-Leende the title of Member Bank of the year 2005.

### Lending up 5%

In the year under review, lending in the trade, industry and services sector grew by 5% to EUR 37.5 (35.6) billion. The increase in lending to the transport, healthcare, recreation and real estate sectors was higher than average, whereas lending to wholesaling and construction enterprises declined. Due to customers grew slightly, partly as a result of a prudent investment policy.

## Food & agri sector

Rabobank is originally a bank of and for farmers and horticulturists and the food & agri sector remains of great importance to Rabobank. This sector comprises primary agriculture and horticulture as well as the associated supply and processing industries. Currently, there is a consolidation cycle in the food & agri sector that is leading to an increased scale of operations and extensive automation. In the primary sector, large-scale and highly specialised businesses will account for an ever-growing part of food and flower production. The supply and processing elements in the chain are experiencing the same trend.

For the local Rabobanks, this means that the number of food & agri clients will continue to decline but that average financing per enterprise will grow. A noticeable trend is that besides the more standard services, demand for risk-bearing products and hedge instruments is increasing. Sale & leaseback constructions are becoming household words in glass house horticulture and pig farming, as are interest rate derivatives. The bank is increasingly and more urgently requested to respond to and participate in assessing various developments. Business relocations and large investments ('spronginvesteringen') are increasing in number. The growing volatility in revenues requires tailor-made products.

It is anticipated that many agriculturists will end their business activities in the next few years. In order to retain these clients for Rabobank, we are working closely with Private Banking. The young agriculturists that are taking over businesses are another group that is important for the bank and the sector. Rabobank is the main sponsor of the Nederlands Agrarisch Jongeren Kontakt (Dutch Agricultural Young People's Association). The Rabo Land Value Plan has been developed for young clients with a sound strategy for the future and for clients wishing to phase out their activities. Under this form of financing, agricultural entrepreneurs with land of their own can get redemption-free loans secured by the land.

### Food & agri expertise

In order to keep abreast of developments in the agricultural sector, Rabobank Nederland has a special Food & Agri department where all expertise has been bundled. Clients, local Rabobanks and Rabobank's international network can benefit from this knowledge centre. Its knowledge is shared by means of, for example, presentations and studies on diverse subjects. Trade flows are illustrated in the Flower Map, which was presented at the Hortifair. The study for the Dutch dairy farming sector, entitled Between Passion and Pressure, was a central element at many seminars throughout the country. Another example is the analysis of the effects of the sugar regime revision. Via presentations in various European countries, clients have been informed of the consequences of this revision.

Naturally, bird flu also received a great deal of attention. A risk analysis showed which risks clients - but also the local Rabobanks themselves - may be exposed to should bird flu spread in the Netherlands and which options are at hand to minimise those risks.

In addition, the knowledge centre investigates opportunities for growth. For example, it carried out a study of the biofuels market, which has enormous potential. Besides offering farmers very promising opportunities, it requires significant financing and the knowledge centre informs and advises clients on this.

### Stable market share in agricultural sector

Despite increased competitive pressures, particularly in horticulture, market share in the agricultural sector remained virtually stable in 2005, at 83% (84%). Besides market share, the customer satisfaction among agricultural clients was also surveyed. Customer satisfaction in the food & agri sector rose substantially in 2005, with the percentage of clients stating they were 'highly satisfied' with Rabobank rising from 86 to 93.

### Innovation is also important in the agricultural sector

For the agricultural sector too, it is important to continually seek innovation in products, services, processes and sustainability. Almost three-quarters of agricultural businesses are working on optimisation of their business processes and more than half wish to improve their products and services. External factors play a part as well. Due to the recent strong rise in energy prices, glass house horticulturists in particular are compelled to find solutions leading to lower energy consumption. Not surprisingly, this sector is considered the most innovative. Good examples are the Greenhouse as a Source of Energy and The Closed Greenhouse, which are initiatives with close involvement of the Rabobank. In livestock production, the rise in energy prices and the need to store more manure has focused the attention on fermenting installations. Co-fermentation of manure together with other organic matter is ready for practical use in livestock production.

Targeting agricultural entrepreneurs aiming to invest in innovation, sustainability and increased scale of operations, Rabobank introduced the Rabo Growth & Innovation Loan in 2005. This loan of up to EUR 1.5 million offers farmers a financing solution if capital intensive investments do not provide sufficient certainty. The loans are guaranteed by the Rabobanks Guarantee Fund Foundation, which has been established to stimulate business activities among members of the local Rabobanks.

#### Lending to food & agri up 8%

Lending to the food & agri sector showed relatively strong growth and was 8% higher, at EUR 21.5 (20.0) billion. The primary agricultural sector accounted for the greater part of this increase, growing by 15% to EUR 17.8 (15.4) billion. Growth was seen particularly in services to the arable farming, dairy production and glass house horticulture sectors. These sectors seem to enjoy great interest on the part of other providers of financial services as well. The other sectors were virtually unchanged. Lending to the pig-farming segment declined slightly. During the past year, the local Rabobanks succeeded in growing their number of larger loans owing to a more specialised focus on the larger businesses in these sectors as well as the excellent collaboration between various specialisations within the Rabobank Groep. It is becoming increasingly clear that Rabobank is succeeding in producing tailor-made offers for large business expansions while making optimum use of innovative solutions. The sale & lease back construction is an example that enables entrepreneurs to achieve significant benefits.

## Financial results

### Net profit up 35%

Net profit of the domestic retail banking operations was 35% higher, at EUR 1,024 million. Income was EUR 258 million higher, at EUR 5,431 million, a rise of 5%. The greater part of income, 77%, comprises interest income. This item rose by 6% to EUR 4,176 (3,949) million. The growth in interest income therefore lagged behind growth in lending and savings. Largely due to the narrow margins resulting from the levelling-out of the yield curve and increased competition on the mortgage market, the growth in net interest income was unable to keep pace with the growth in lending and savings. With many private and business borrowers taking advantage of the low mortgage interest rates last year to refinance on more favourable terms, interest income benefited from one-off payments of penalty interest. In order to neutralise part of this effect, derivative contracts linked to the mortgage loans were likewise repaid prematurely, which resulted in losses. As a result of these two effects interest income showed a net increase. Interest income for 2004 includes a non-recurring charge on the investment portfolio.
Commission income was up 4% at EUR 1,205 (1,156) million, reflecting the improved stock market climate which generated higher commission income from securities. Commission income from funds transfer and insurance was also higher.

### Lower expenses

Total expenses were 1% lower at EUR 3,735 (3,754) million, reflecting a decrease in other operating expenses. Staff costs rose 8% to EUR 1,990 (1,836) million, due to higher pension expenses, regular salary adjustments and increased expenditure on temporary staff. The number of internal FTEs decreased marginally to 28,909 in 2005. Other operating expenses were EUR 173 million lower at EUR 1,745 million, due to a decrease (9%) in expenses charged by Rabobank Nederland to the affiliated banks and lower depreciation.

The efficiency ratio (total expenses/total income) improved in 2005 from 72.6% to 68.8%.

### Risk-related costs down

Value adjustments were EUR 72 million lower at EUR 175 million. Risk-related costs amounted to 14 basis points of the average risk-weighted assets. This is 7 basis points lower than in 2004, in line with the improvement in the loan portfolio, which consists predominantly of personal lending.

The operating result before tax increased 30% to EUR 1,521 (1,172) million. Adjusting for the non-recurring results referred to above, the increase amounted to 13%.

## Ambitions and outlook for 2006

Customer satisfaction is an important spearhead for 2006. The local Rabobanks will show that despite their upscaling through mutual mergers, the high quality of service provision will be maintained. The number of client interface points will continue to grow and the possibilities for virtual banking will be expanded. The service focus will likewise be strengthened further, especially by listening to clients and providing advice at the times when it is important to the client. In addition, the local Rabobanks aim at maintaining and if possible expanding, their dominant market share and at strengthening their position at the top of the private and corporate markets and in the large cities. For 2006, it is anticipated that the interest margin will decline further. Total income, the greater part of which is interest income, will be under pressure as a result.

| **For more information** |
|---|
| www.rabobank.com |

| **Results** (in EUR millions) | 2005 | 2004 | change |
|---|---|---|---|
| Interest | 4,176 | 3,949 | 6% |
| Fees and commission | 1,205 | 1,156 | 4% |
| Other income | 50 | 68 | -26% |
| **Total income** | **5,431** | **5,173** | **5%** |
| Staff costs | 1,990 | 1,836 | 8% |
| Other operating expenses | 1,745 | 1,918 | -9% |
| **Total expenses** | **3,735** | **3,754** | **-1%** |
| **Gross profit** | **1,696** | **1,419** | **20%** |
| Value adjustments | 175 | 247 | -29% |
| **Operating profit before taxation** | **1,521** | **1,172** | **30%** |
| **Net profit** | **1,024** | **757** | **35%** |
| **Risk-related costs** (in basis points) | **14** | **21** | **-33%** |
| **Balance sheet** (in EUR billions) | **31-Dec-05** | **31-Dec-04** | |
| Total assets | 219.8 | 201.5 | 9% |
| Private sector lending | 200.7 | 183.6 | 9% |
| Savings | 77.7 | 71.9 | 8% |
| Total risk-weighted items | 132.8 | 124.9 | 6% |
| **FTEs** | **28,909** | **28,970** | **0%** |
| **Market share** | | | |
| Mortgages | 23% | 25% | |
| Agricultural sector | 83% | 84% | |
| Trade, industry and services | 38% | 40% | |
| Savings | 39% | 39% | |

# Wholesale banking and international retail banking

**In 2005, the wholesale banking operations and the international retail banking operations realised a 3% increase of net profit, to EUR 573 (555) million. This was achieved in a highly competitive market characterised by pressure on margins. Global Financial Markets performed well overall. In mid-2005, this entity integrated the Equities and Equity Derivatives activities of Rabo Securities in its operations. 2005 was a moderately good year for Corporate Finance, partly as a result of the changed focus of Structured Finance. In the same period, Gilde Investment Management was sold to its existing management.**

The acquisition of the Community Bank of Central California, which was announced in 2005, was finalised in early 2006. Also in 2005, a start was made on expanding the agricultural activities in Brazil. The strategic collaboration with the Turkish Sekerbank, which was announced in late 2004, fell through in early 2006. Rabobank's intention had been to acquire a majority interest in order to strengthen its international retail operations. However, early in 2006 Sekerbank's pension fund - its largest shareholder - decided against the sale of the shares to Rabobank.

## Market and clients

The world economy showed healthy growth in 2005, as it did the year before. Positive contributions came from the United States and Asia, with Europe lagging behind again. In Europe, the rise of the short-term interest rate in 2005 went hand in hand with a decline in the long-term interest rate, as a result of which the yield curve levelled off slightly. In the United States this curve levelled off as well due to the steep rise in the short-term interest rate. Excess global liquidity resulted in increased competition and tighter margins, the effects of which were felt particularly keenly in lending and in the activities of Global Financial Markets.

### 20% increase in lending

Total private sector lending rose by EUR 9.2 billion to EUR 54.2 (45.0) billion. A strong contribution to the increase came from the American region, where lending rose by more than 30%, largely as a result of the stronger US dollar.

# Strategy and targets

- Strengthening the wholesale operations in the global food and agri sector worldwide through organic growth and selective acquisitions.
- Strengthening the position in the Dutch corporate market.
- Pursuing structural growth of the international retail operations and realising leading market positions in countries offering significant potential in the food and agri markets.
- In the long term, contribution of international retail operations to net profit equal to that of wholesale operations
- Annual growth in net profit of 10 to 15%

Lending to the agricultural sector grew by EUR 7.0 billion in 2005, to EUR 23.1 (16.1) billion. This sector now accounts for 43% of total lending. Lending to the trade, industry and services sector increased by 7% to EUR 28.5 (26.6) billion.

There was strong growth in lending in the United States. At the end of 2005, the United States accounted for 27% of lending, Europe for 50%, Australia and New Zealand for 18% and Asia for 5%.

## Wholesale banking operations

The wholesale banking operations focus their service mainly on the food and agri business and on telecommunications, the media and Internet. The wholesale operations comprise Rabobank International, Rabobank Nederland Corporate Clients and Rabobank Participaties.

## Rabobank International

Rabobank International (RI) global operations are divided across various regions. Last year, RI strengthened its position in Asia by opening offices in South Korea and Malaysia. Each region is responsible for its own lending and trade financing products. Besides this division by regions, RI distinguishes a number of global product groups, including Global Financial Markets, Corporate Finance and Corporate Advisory.

### Global Financial Markets

Global Financial Market (GFM) operates in the international financial markets. The Equities and Equity Derivative operations of Rabo Securities have been part of GFM since July 2005. The main activities within GFM are Position Management, Structuring, Equities, Equity Derivatives and Sales. Position Management manages market and credit risk for these products on behalf of Rabobank Group and its clients. It trades in money market products - including the day-to-day management of the Group's liquidity - currency products, bonds and derivative products. One of Position Management's innovative products is the weather derivative. Weather derivatives offer protection against the financial consequences of specific weather scenarios. In 2005, GFM closed a successful transaction of this type in South Africa. Another recently launched activity is the trade in $CO_2$ emission rights.

Structuring provides capital market solutions by securitising and/or restructuring specific risks or cash flows of businesses or financial institutions. In 2005, it successfully placed a perpetual Van Lanschot Bankiers bond with institutional investors. GFM was both the arranger and the bookmaker in the placement of this Tier 1 capital.

Equities (operating under the trade name Rabo Securities) is responsible for the research, trade and purchase and sales of Benelux shares on behalf of institutional investors. These activities are closely aligned with the corporate market ambitions of Corporate Advisory and Rabobank Nederland Corporate Clients in the areas of advising, mergers and acquisitions and share issues.

In 2005, Equity Derivatives introduced various successful products, such as the Rabo Performance Clicker guarantee product and the Rabo Yield Booster. These products were placed with retail investors through local Rabobanks as well as third-party banks.

GFM expanded its sales activities last year considerably in order to strengthen its relationships with both wholesale and retail clients.

**Lending by region at year-end 2005**


Europe 50%
America 27%
Australia and New Zealand 18%
Asia 5%

**Lending by sector at year-end 2005**


TIS 52%
Agricultural 43%
Private individuals 5%

### Corporate Finance

By structuring tailor-made products, Corporate Finance supports the operations of businesses and financial institutions. These products are aimed, for instance, at balance sheet optimisation and cash flow management and are supplemental to standard lending. From this perspective, Corporate Finance works together closely with other subsidiaries and with the local Rabobanks. The products of Corporate Finance are delivered by three product groups: Structured Finance, Leveraged Finance and Project Finance.

Structured Finance offers tailor-made products aimed at both the asset and the liability side of the balance sheet. In 2005, Structured Finance opted for a stronger focus on tailor-made products for clients of Rabobank Nederland Corporate Clients and the local Rabobanks. As a result, the transactions were reduced in size.

Leveraged Finance is internationally involved in financing investment companies' acquisitions with a purchasing price exceeding EUR 50 million. On an international level, it is a major player in the agricultural market, but it operates in other sectors as well. In 2005, its portfolio grew as a result of transactions with Tetley Tea, Betafence and DSM Bakery Ingredients.

Project Finance focuses on financing that centres on sustainable and socially responsible business operations. In 2005, Project Finance developed a product for the green-labelled glass house horticulture, which enables horticulturists to avail themselves of government investment subsidies.

### Corporate Advisory

Corporate Advisory is the Dutch specialist in capital market transactions, mergers and acquisitions and transaction-driven advice to public and private enterprises, government authorities and private equity investors. Its services include initial public offerings, share placements and mergers and acquisitions.

In 2005, closer collaboration with Rabobank Nederland Corporate Clients resulted in numerous placements led by Corporate Advisory. Examples include Getronics, USG and Fugro.

## Rabobank Nederland Corporate Clients

Apart from serving its own client group, which consists of the large Dutch corporates, Rabobank Nederland Corporate Clients (RNCC) also supports the local Rabobanks in serving the corporate market. In that context, RNCC works closely with 'product supplier' Rabobank International. As from 1 January 2006, RNCC also meets clients' needs for products in the area of financial logistics. The Financial Logistics department supports clients in such fields as cash flow, liquidity and risk management.

Due in part to RNCC's active support, the local Rabobanks succeeded in consolidating their leading position in the primary agricultural sector in the face of fierce competition. RNCC plays an important pioneering role in terms of corporate social responsibility, as evident from its promotion of investments in 'green' glass houses, among other things.

Over the past years, Rabobank succeeded in further strengthening its position in the Dutch corporate market. This has resulted in greater involvement in large national transactions.

Thanks to the efforts by the local Rabobanks and RNCC, Rabobank was awarded the title of Bank of the Year in 2005.

## Participating interests

The activities of Participations comprise Rabo Participaties and investments in the Gilde funds. Rabo Participaties invests in participating interests, aiming for participation in decision-making in the enterprises concerned rather than actual control. One of the participating interests acquired last year was a 49% interest in IHC Holland Merwede, a leading dredger builder. Rabo Participaties works closely with the local Rabobanks and Rabobank Nederland Corporate Clients. Half of the transactions are passed on via the network of local Rabobanks.

Gilde is a leading private equity investor and specialises in buy-out investments. In August 2005, Rabobank sold its subsidiary Gilde Investment Management to the current management. The sale did not affect Rabobank's participating interests in the Gilde funds.

## International retail banking operations

Rabobank's international retail strategy involves the acquisition of or participation in smaller banks - in economically promising countries - with strong positions outside the major cities among private individuals, small and medium-sized businesses and in the agricultural sector. Rabobank Group's international retail operations are subdivided in agri country banking operations and universal country banking operations. Agri country banking focuses largely on the food and agri market. Universal country banking has a much wider focus, which includes small and medium-sized businesses and private individuals besides food and agri.

## Agri country banking

The primary focus of Rabobank's international food & agri operations is on Australia, New Zealand and the United States. In Brazil, the agri country banking operations were expanded considerably in 2005.

### Australia and New Zealand

The clients in this region are served from 46 branch offices in Australia and 28 in New Zealand. In terms of market share, Rabobank is second in the Australian rural segment and third in New Zealand. Over the past years, there has been a consolidation cycle in the agriculture sector that went hand in hand with rising prices of agricultural land, causing the lending amount per client to rise. The overall result was strong growth in rural lending in 2005. This development has proved very attractive to the financial sector, as reflected in the strong growth in competition in this segment in the past few years. Last year, the range of financial advisory services offered was expanded and range of life insurance products was broadened in collaboration with the Future Life insurance company.

### United States and bid for shares of Community Bank of Central California

In October 2005, Rabobank Group made a bid for the shares in Community Bank of Central California (CBCC). CBCC's branch network complements that of Rabobank North America (NA). The acquisition was finalised in early 2006.
In the United States, the year 2005 was characterised by improvement of services to clients, growth in the number of clients and further integration of the various business units and further improvement of collaboration between them. The merger of Rabo AgriFinance and Rabo AgServices into Rabo AgriFinance was part of this. Also, the name of Valley Independent Bank was changed to Rabobank NA.
In 2005, Rabobank in the United States obtained the designation National Bank. This enables Rabobank NA to offer retail products outside California and to give optimum support to the commercial operations of Rabo AgriFinance - which operates mainly outside California. Rabo AgriFinance's main activity is to grant business and mortgage loans to the top end of the agricultural segment, while Rabobank NA offers a broad range of services to retail clients.

### Activities in Brazil expanded

Rabobank has operated in Brazil since 1995 and has developed a profound knowledge of the food and agri sector and has built up a strong brand name. In the year under review, Rabobank expanded its activities in this country further by opening new offices focused on serving the larger agricultural enterprises. Its product range includes financing, deposits and currency, and commodity derivatives.

## Universal country banking

Rabobank's universal country banking operations are in Ireland and Poland. The banks in these countries focus on the distribution of all-round banking products to farmers, small and medium-sized businesses and private individuals in rural areas. Universal country banking started in 2002 with the acquisition of ACCBank in Ireland. A next step followed at the end of 2004, with the acquisition of a 35% interest in Bank Gospodarki Żywnościowej (BGZ) in Poland. Rabobank attaches great value to speedy integration of the new universal banking operations in its existing operational and financial structure, with due regard for their own identity in the local markets. In addition, the exchange of knowledge receives a great deal of attention.

### ACCBank Ireland

From its inception, ACCBank has had close links with the agricultural sector. In addition, the bank focuses on small and medium-sized businesses and on private services in Ireland. The range of services provided to small and medium-sized businesses includes real estate financing, leasing, deposits, investments and financial planning.
Since its acquisition by Rabobank, lending by ACCBank rose from EUR 2.7 billion at 31 December 2002 to more than EUR 6.5 billion at the end of 2005.

### Rabobank Group acquired a 35% interest in BGZ

With the acquisition of a 35% interest in the Polish Bank BGZ in 2004, Rabobank made its first major step towards Eastern Europe.
BGZ is the most important bank in the Polish agricultural and food-processing sector. In view of its agricultural background, BGZ offers Rabobank excellent perspectives for further expansion of its country banking operations.
BGZ has a market share of around 3% in Poland. A rationalisation of the bank's management and policies was carried out last year. Important board positions have been strengthened. The new management team at once implemented a rigorous risk management structure that conforms to Rabobank standards. The new strategy focuses primarily on maintaining BGZ's leading position in the food and agri sector. Another aim is strong expansion of the operations for retail and small and medium-sized businesses.

## Direct Banking

The growing use of the Internet across the world has made Internet banking an increasingly important distribution channel for Rabobank. Internet banking makes it possible to offer savings products, investment funds and loans on a widely dispersed basis. Owing to its strong tradition and knowledge in this area, Rabobank maintained its high ranking among Europe's best Internet banks.

Rabobank started direct banking in Belgium in 2002. Last year, it launched Internet banking operations in Ireland. In Belgium and Ireland, more than 50,000 clients now use the bank's Internet banking services. Early in 2006, Rabobank opened its Internet bank in New Zealand.

# Financial results

## Increase in net profit

In a challenging market, Rabobank succeeded in achieving a 3% growth of net profit, to EUR 573 (555) million, in international wholesale and retail banking in 2005. The efficiency ratio improved from 60.0% to 57.4%. In addition, the tax burden decreased. Net profit was affected by an increase of the item value adjustments.

Total income was down 2% at EUR 2,226 (2,261) million, mainly due to fewer major exits by Gilde funds compared with 2004 and the consolidation of a number of Gilde participaties.
Income was higher at Global Financial Markets, thanks to the issue of structured products such as the Rabo Performance Clicker and the Asset Backed RentePlus Obligatie. Corporate Finance reported lower income in 2005, but in international retail operations, the growth in lending more than outweighed the effects of narrower margins and income in 2005 was higher. Over 20% of total income is now generated by retail banking.

**Income by region in 2005**



Europe 55%
America 29%
Australia and New Zealand 10%
Asia 6%

The food & agri sector accounted for 26% of total income and 55% of total income was generated in Europe, 29% in North and South America and the remainder in Asia, Australia and New Zealand.

Total expenses decreased 6% to EUR 1,277 (1,357) million. The increase in the number of FTEs from 5,499 to 5,960 had only a limited effect on staff costs, because it occurred mainly in the closing months of 2005. Other operating expenses were lower, due to the deconsolidation of a number of equity investments by Gilde funds.

Value adjustments increased last year from EUR 119 million to EUR 259 million. Risk-related costs amounted to 56 (30) basis points of the risk-weighted assets. Risk-related costs were low in 2004 from a historical perspective, but were slightly above the long-term average in 2005, due to the formation of several new provisions for non-domestic operations.

## Ambitions and outlook for 2006

Despite increased competition, Global Financial Markets expects to be able to achieve healthy continued growth in 2006. As a result of the change in focus of Structured Finance, the growth of Corporate Finance should level off in 2006.
Rabobank will be opening a number of new branch offices in Australia and New Zealand in 2006. In the United States, the operations of Community Bank of Central California will be integrated in the existing retail operations in California.
In Poland, BGZ will grow strongly in the markets for both private individuals and small and medium-sized businesses. No substantial contribution from BGZ to Rabobank Group's results is expected as yet for the short term.

**For more information**

www.rabobank.com and www.rabosecurities.nl

| **Results** (in EUR millions) | 2005 | 2004 | change |
|---|---|---|---|
| Interest | 1,415 | 1,374 | 3% |
| Fees and commission | 511 | 342 | 49% |
| Other income | 301 | 545 | -45% |
| **Total income** | **2,226** | **2,261** | **-2%** |
| Staff costs | 760 | 749 | 1% |
| Other operating expenses | 517 | 608 | -15% |
| **Total expenses** | **1,277** | **1,357** | **-6%** |
| **Gross profit** | **950** | **904** | **5%** |
| Value adjustments | 259 | 119 | 118% |
| **Operating profit before taxation** | **690** | **785** | **-12%** |
| **Net profit** | **573** | **555** | **3%** |
| **Risk-related costs** (in basis points) | **56** | **30** | **81%** |
| **Balance sheet** (in EUR billions) | **31-Dec-05** | **31-Dec-04** | |
| Total assets | 368.4 | 334.0 | 10% |
| Private sector lending | 54.2 | 45.0 | 20% |
| Total risk-weighted items | 53.1 | 40.0 | 33% |
| **FTEs** | **5,960** | **5,499** | **8%** |



*Mentally handicapped work with materials provided by Rabobank Amerstreek*

# Handicraft in The Stable

The Drimmelen Art Circle Foundation has converted the former children's farm of a home for the mentally handicapped into a handicraft centre named The Stable. For a nominal fee, amateur artists can paint, draw and model at The Stable. On Thursday evenings, The Stable is reserved for the home's residents. Rabobank Amerstreek provided funds to buy tools such as studio easels and turntables.



*"The residents look forward each week to their evening"*

*"We have a project fund for local initiatives. Our members determine how the money is spent. Since 2000, support has been given to more than sixty projects. The home's residents enjoy 'their' handicraft evening in The Stable. The atmosphere is very pleasant."*

Lieke Zijlmans, communications officer at Rabobank Amerstreek

# Asset management and investment

Rabobank's asset management activities achieved their ambitions and targets for 2005 by a wide margin, with net profit increasing by 26% to EUR 174 million. The significant improvement in the investment climate for equities translated into a strong rise in share prices, yielding excellent investment results. The relative performance of the Robeco funds against the benchmark also contributed to the increase. According to Morningstar rating agency, the overall performance of the funds amounted to 3.19 stars, against a target of 3. The inflow of new assets was disappointing, however. Effectenbank Stroeve was sold in the year under review. As a result of the merger of Interpolis with Achmea, the assets managed by Interpolis are no longer part of the assets managed and held in custody by Rabobank Group.

## Market and clients

Both in the Netherlands and in the Eurozone, there was a spectacular recovery of the stock exchanges, with share price gains of more than 20%. Contributing factors included a weaker US dollar, higher corporate profits than expected and a lower long-term interest rate. The United States stock exchanges lagged behind and showed only a moderate increase in 2005, after several years of growth. The absolute champion in 2005 was the Japanese stock exchange, which grew by 40%. Investor confidence in Japan likewise grew, economic recovery continued and the competitive position improved due to the weaker Yen. Bond and real estate products also showed a positive result for the year on balance.

In the year under review, Effectenbank Stroeve was sold to Kredietbank Luxembourgeoise because there was too much overlap in its activities with those of the local Rabobanks and other Group entities.

### Market approach

Rabobank Group focuses on both private and institutional investors. Private individuals with an invested capital or income of EUR 80,000 or more are served by Rabobank Private Banking. Alex accommodates active, independent investors, who, alternatively, may use the Rabo site or order line. Robeco Direct enables investments to be made in funds and structured products as well as in individual shares. Schretlen & Co accommodates the top segment (EUR 500,000 and more), while Robeco focuses on large institutional investors. Smaller institutions, such as housing corporations, religious societies, foundations and associations

# Strategy and targets

| | |
|---|---|
| Offer high-quality services to all types of investment clients. | Broaden the range of innovative products and services. |
| Strengthen Rabobank Group's position in the market for wealthy individuals. | ◦ 60% of the investment funds of Robeco Group exceed the benchmark |
| Consolidate the position and selective enlargement of the distribution network abroad. | ◦ Annual growth in operating profit before taxation of 15% |

that need specialist service can turn to Schretlen & Co's institutions desk. Rabobank Group is active abroad as well. Besides offering Robeco products through third parties, Robeco also has a number of subsidiaries in the United States. The Swiss Bank Sarasin & Cie, in which Rabobank holds a 28% interest, serves international private banking clients.

### Assets managed and held in custody

The assets managed and held in custody by Rabobank Group were EUR 224 (223) billion at 31 December 2005, EUR 68 (83) billion of which comes from the bank's own investment portfolio and EUR 156 (140) billion is managed on behalf of clients. The decline in the Group's own investment portfolio is largely due to the deconsolidation of Interpolis. Assets managed by Effectenbank Stroeve and Interpolis, and not placed with Robeco, are no longer included in client assets. The increase in assets managed was the result of EUR 18 billion in investment returns, more than EUR 3 billion due to the stronger US dollar, nearly EUR 5 billion from the inflow of new assets and an outflow of around EUR 8 billion from the sale of Effectenbank Stroeve and the merger of Interpolis with Achmea. The remainder relates to other movements, including payments of dividends and interest. The inflow of new assets in the United States was relatively limited and was due in particular to the departure of an investment team. Performance in Europe was much better. In the fourth quarter, Robeco was awarded a new EUR 1 billion mandate by the French civil-service pension fund.

The greater part, 46%, of assets managed for clients has been invested in shares, 35% in fixed-interest funds, 11% in alternative products such as private equity, hedge funds and structured products and 8% in other funds.

### Significant increase in the number of orders in second half of 2005

In the Netherlands, the number of orders handled by Rabobank Group for securities and in-house funds rose by 9% in 2005 to 6.1 (5.6) million. The increase is partly due to the significant stock exchange recovery in the second half of the year. In the first half of 2005, there was a 10% decline, whereas the number of orders handled rose by 32% in the second half of the year. The biggest increase was in orders for securities, which grew 15%. The number of orders handled for in-house funds remained stable. Although there are signs that investor confidence is returning, it is as yet too early to speak of a lasting recovery.



Changes in assets managed and held in custody for clients
in EUR billion
166
160
154
148
142
136
130
31 December 2004
Investment returns
Gross cash flow
Exchange gains and losses
Sale of Stroeve and Interpolis
Interest, dividends and other
31 December 2005

## Robeco Group

In 2005, assets managed and held in custody by Robeco Group grew by almost 18% to EUR 131.6 (111.8) billion. Institutional clients account for around half of these assets.

Harbor Capital Advisors (United States) achieved remarkably good results in 2005, with both an excellent performance and a large inflow of new assets. Robeco Investment Management in New York was unable to follow suit and consequently, Robeco Group's total inflow of new assets was slightly disappointing. The net inflow of new assets in 2005 was EUR 1.7 billion.

Over the past years, Robeco Group has built an excellent reputation for offering structured products, hedge funds and private equity funds to private individuals. There is great interest in this type of product, with strong competition as a result. Nevertheless, Robeco Group successfully placed a few new products, with assets invested growing by 21% to EUR 17 billion.

### More capital through third-party distribution

Securing capital through third parties was successful in 2005. The Robeco funds benefited from the fact that more and more financial institutions in the Netherlands are offering third-party funds. Robeco Group also sells its funds abroad. In countries such as Belgium, Spain and Germany, assets managed no less than doubled and showed similar strong growth in Switzerland. Fixed-interest funds particularly were in great demand abroad. In 2005, Robeco Group opened an office in Japan in order to include the Japanese market in its services.

### Excellent performance of investment funds

Robeco Group's funds had an excellent year. After a number of less prosperous years, flagship funds Robeco and Rolinco handsomely out-performed the benchmark. Over a three-year period, 65% of the assets managed by Robeco Group outperformed the benchmark. This was well above the target of 60%.

**Assets managed and held in custody for Rabobank Group clients at year-end 2005** by investment type



| | |
|---|---|
| Shares | 46% |
| Fixed-interest securities | 35% |
| Alternatives | 11% |
| Other | 8% |

The Morningstar rating agency compares funds in terms of returns, risks and costs over a 36-month period and awards stars. The better the result the more stars are awarded to a fund. Four or five stars mean that a fund is among the 32.5% of best performing funds, with three stars being the median. In 2005, the Robeco Group funds achieved a higher rating than the median: an average of 3.19 stars, against 2.96 in 2004. The handsome increase was mainly due to the equity funds. Their average rating increased from 2.75 in 2004 to 3.07 stars in 2005. Fixed-interest funds, which again performed well, rose from 3.48 to 3.52 stars. Robeco Divirente and Robeco Euro Bonds Dividend, which were awarded the maximum of 5 stars, excelled among the fixed-interest funds.

## Investors' bank Alex

Alex had a very good year and realised excellent benefits from the stock exchange recovery. The number of orders handled rose by 15% to 2.2 (1.9) million. Assets held in custody grew strongly, by 43% to EUR 3.3 (2.3) billion, far outpacing the AEX.

At 31 December 2005, the total number of clients was 83,700, a rise of 5%. In 2005, Alex succeeded in retaining its leading position in the market for private individuals in both the stock and the options exchange. Indeed, its market share on the Amsterdam options exchange grew from 21.1% in 2004 to 23.6% in 2005.

In the year under review, Alex introduced Alex Assist, a digital investment advisor for private individuals with a capital upwards of EUR 25,000. Alex is alone in offering individual digital portfolio advice on more than 500 Dutch and European shares funds. This innovation won Alex the ICT Innovation Award 2005. In 2005, Alex was included in the list of 250 Superbrands of the Netherlands.

## Schretlen & Co

Of all people purchasing private banking products in the Netherlands, Schretlen & Co's clients were the ones most satisfied with the service.

Second came the private banking service of the local Rabobanks. This is the outcome of a survey held by Incompany magazine among clients of business service providers. Schretlen & Co's top position was mainly due to such aspects as expertise, contacts' reliability and accuracy, which were given high scores.
Assets managed by Schretlen & Co rose by almost EUR 1 billion to EUR 6.5 billion. In addition, its number of clients grew again.

## Financial results

### Higher income at unchanged operating expenses

Net profit grew by 26% to EUR 174 (138) million in 2005. The greatly improved result was the product of 10% growth in income and stable expenses. Higher fees and commission revenues, which rose 17% to EUR 600 (512) million, were responsible for the entire income growth of EUR 718 (653) million. The improved investment climate in the Netherlands, especially in the second half of the year, generated higher management and custody fees. Placing fees were also higher, thanks to the successful placing of several new products.

Total expenses turned out at EUR 468 (466) million. The staff costs were EUR 2 million higher at EUR 278 million. Higher pension expenses and regular salary increases were largely offset by the sale of Effectenbank Stroeve in mid-year, which reduced the number of FTEs by 5% to 1,798. Discounting this disposal, the number of FTEs showed little change in 2005. Other operating expenses were stable in 2005, at EUR 190 million.

Operating profit before taxation was 34% higher at EUR 250 (186) million.

## Ambitions and outlook for 2006

While the economic outlook is relatively favourable, significant share price increases similar to those in 2005 are not to be expected for Europe and Japan. In 2006, the focus abroad will be on the expansion of third-party distribution. Targets for the Netherlands include retaining the position as the best private bank and realising another outperformance for the investment funds. Alex aims at further strengthening its leadership in the market for private individuals in 2006.

**For more information**

www.robeco.com

| **Results** (in EUR millions) | 2005 | 2004 | change |
|---|---|---|---|
| Interest | 61 | 72 | -15% |
| Fees and commission | 600 | 512 | 17% |
| Other income | 57 | 69 | -17% |
| **Total income** | **718** | **653** | **10%** |
| Staff costs | 278 | 276 | 1% |
| Other operating expenses | 190 | 190 | 0% |
| **Total expenses** | **468** | **466** | **0%** |
| **Gross profit** | **250** | **187** | **34%** |
| Value adjustments | - | 1 | |
| **Operating profit before taxation** | **250** | **186** | **34%** |
| **Net profit** | **174** | **138** | **26%** |
| **Number of orders in the Netherlands** (in millions) | **6.1** | **5.6** | **9%** |
| | **31-Dec-05** | **31-Dec-04** | |
| **Assets managed and held in custody** *(in EUR billions)* | **224** | **223** | **0%** |
| For clients | 156 | 140 | 11% |
| Investment portfolio | 68 | 83 | -18% |
| **FTEs** | **1,798** | **1,886** | **-5%** |

# Leasing

**De Lage Landen again performed well last year, with growth in both income and portfolio value. Thanks to its stable growth in the past years, De Lage Landen is now one of the biggest leasing businesses in Europe and the United States of America.**

## Market and clients

The lease industry recovered in 2005. While the United States lease market showed limited growth, recovery in Europe was strong and the market in Asia also improved. The increases in short-term interest rates in the United States and fierce competition resulted in tightening margins in this region.

### Growth in the lease portfolio

De Lage Landen's portfolio grew by 19% in 2005 to EUR 15.4 (12.9) billion, aided by the stronger US dollar. Adjusted for the dollar effect, growth would have been 10%, which still far exceeds the growth in the global lease market.

Due to the expansion in recent years in North and South America, combined with a stronger US dollar, the lease portfolio in this region is now for the first time fractionally larger than in Europe. Of the lease portfolio, North and South America now account for 49%, Europe for 49% and Asia, Australia and New Zealand for 2%.

Internationally, De Lage Landen focuses on the sectors food & agri, health care, office equipment, IT, telecommunication, materials handling & construction equipment, trucks & trailers and bank outsourcing.
The food & agri and materials handling & construction equipment sectors in particular showed significant growth.
In the Netherlands, the company offers a wide range of lease and trade financing products, including equipment lease, car and commercial vehicle leases, ICT lease and trade financing.

### Europe

In Europe, the lease portfolio grew by 7% to EUR 7.5 (7.0) billion in the year under review. In terms of global sales volumes, De Lage Landen is third in Europe.
De Lage Landen already operates in Poland and opportunities for expansion in Central and Eastern Europe will be reviewed this year.

**Lease portfolio by region at year-end 2005**


Europe 49%
America 49%
Asia, Australia and New Zealand 2%

**Lease portfolio by sector at year-end 2005**


Food & agri 22%
Office equipment 21%
Bank outsourcing 16%
Materials handling & construction equipment 13%
Healthcare 10%
IT 8%
Translease 4%
Trucks & trailers 3%
Other 3%

## Strategy and target

Offering financing solutions worldwide aimed at enhancing vendor sales (manufacturers or distributors) via structured international collaboration and/or on the basis of partnerships.

- Annual growth in operating profit before taxation of 10 to 15%

The strongest growth in the portfolio was in car lease, materials handling & construction equipment, food & agri and healthcare. De Lage Landen already has a prominent position in healthcare in the United States. Last year, this activity was started in Europe as well. The portfolio in this sector showed strong growth. A number of large transactions were concluded with the National Health Service in the United Kingdom. In the year under review, the collaboration in Europe with Komatsu was expanded. Komatsu is among the world's largest producers and suppliers of heavy equipment e.g. for civil engineering and earthmoving purposes. New clients with which a vendor programme has been started include Mitsubishi Caterpillar Forklift Europe and Nucletron. Since the acquisition of Telia Finans in 2004, the Scandinavian activities have shown healthy growth.

Heliview research agency has surveyed the performance of car lease businesses in the Netherlands. Translease, De Lage Landen's car lease subsidiary, came out on top with an overall score of 7.5. Translease was one of the first companies to include hybrid cars in its range. Translease further expanded its car leasing activities with the acquisition of a 66.5% interest in Prisma Car Lease. Also, an agreement was concluded under which De Lage Landen will eventually acquire the remaining 33.5% of Prisma's equity.

### America

Due in part to the stronger dollar, the activities in the United States grew by 31% to EUR 7.6 (5.8) billion. The health care and food & agriculture sectors had an excellent year and the activities in Canada and Brazil showed strong growth as well. As a result of its expansion in recent years, De Lage Landen is now 6th in the United States in terms of sales volume. This Rabobank subsidiary is the largest foreign lease business in the United States.

In the year under review, a number of new clients with international operations were added to the portfolio, including high-profile enterprises such as Hyundai, Panasonic and Sony. The collaboration with AGCO, which specialises in the production and distribution of agricultural equipment, continues to be successful. After a few years' absence in Argentina, De Lage Landen decided to relaunch its activities in that country, again together with AGCO. In the US, a new public finance business unit was started in 2005. It offers various lease products to central, federal and local authorities.

### Asia

The portfolio in Asia grew from around EUR 150 million to more than EUR 250 million. De Lage Landen expanded its activities in 2005 with a branch office in Japan. In China, the permits to undertake leasing activities have been obtained. The first office was opened in Shanghai in January 2005.

## Financial results

### Net profit up 16%

De Lage Landen's net profit for 2005 was EUR 178 (154) million, a rise of 16%. Revenues were up 12% at EUR 719 (641) million, mainly due to higher interest income. Despite a slight narrowing of the interest margin in 2005, net interest income recorded healthy growth of 12%, rising to EUR 514 (458) million.

Total expenses were EUR 29 million higher at EUR 392 million, largely as a consequence of higher staff costs. The other operating expenses increased a little to EUR 148 (145) million. The staff costs were up 12% at EUR 244 million, the combined effect of 11% growth in the number of FTEs and regular salary increases.

Value adjustments, which are a measure of the risk-related costs, increased by EUR 6 million to EUR 92 million, which equates to 65 basis points of the average lease portfolio.

Operating profit before taxation rose by 22% to EUR 235 (192) million.

## Ambitions and outlook for 2006

De Lage Landen expects the pressure on margins to increase further in 2006. Despite this, its aim is to grow the portfolio by at least 10% and to improve its result by 10 to 15%. In the Netherlands, De Lage Landen intends to move into consumer credit. In collaboration with the local Rabobanks, a new marketing operation will be introduced. In addition, consumer products under new brand labels will be offered in other channels (direct and point-of-sale).
Internationally, De Lage Landen intends to launch activities in China, which will require substantial investment, and it is studying possibilities to launch activities in Eastern Europe.

**For more information**

www.delagelanden.com

| **Results** (in EUR millions) | 2005 | 2004 | change |
|---|---|---|---|
| Interest | 514 | 458 | 12% |
| Fees and commission | 47 | 36 | 31% |
| Other income | 158 | 147 | 7% |
| **Total income** | **719** | **641** | **12%** |
| Staff costs | 244 | 218 | 12% |
| Other operating expenses | 148 | 145 | 2% |
| **Total expenses** | **392** | **363** | **8%** |
| **Gross profit** | **327** | **278** | **18%** |
| Value adjustments | 92 | 86 | 7% |
| **Operating profit before taxation** | **235** | **192** | **22%** |
| **Net profit** | **178** | **154** | **16%** |
| **Risk-related costs** (in basis points) | 65 | 68 | -5% |
| | **31-Dec-05** | **31-Dec-04** | |
| **Lease portfolio** (in EUR billions) | **15.4** | **12.9** | **19%** |
| Europe | 7.5 | 7.0 | 7% |
| America | 7.6 | 5.8 | 31% |
| Rest of the world | 0.3 | 0.1 | 68% |
| **FTEs** | **3,045** | **2,749** | **11%** |

# Real estate

The real estate division within Rabobank was created in 2005 and made good progress right from the start. The collaboration between the various real estate entities and the local Rabobanks bore fruit immediately. Due in part to this good collaboration, FGH Bank's loan portfolio grew and Rabo Vastgoed obtained several very attractive project orders. As a result, net profit increased by 22% to EUR 78 million.

## Strategy and targets

Strengthening the position in the Dutch real estate market by organic growth or by acquisitions that potentially provide long-term synergies.
Achieving a dominant position in commercial real estate financing and housing project development.
Achieving a selective position in the market for commercial real estate development, with the focus on the development of shopping centres.

- Annual growth of market share in owner-occupied housing projects of at least 20%
- Annual growth of the financing portfolio of at least 10%

## Market and clients

The housing market in the Netherlands continued its positive development. Due in part to the continuing very low interest rate, demand for owner-occupied houses remained strong, the price level rose and the number of sales transactions again increased. In addition, the production of new houses increased after a decline in previous years.
The Dutch commercial real estate market has had a few difficult years. In 2005, the trend seemed to show some reversal, although the recovery is still considered fragile. Supply in the office market remained roughly unchanged in 2005 and occupancy grew slightly, so that the increase of many years in the vacancy rate seems to have been put to a halt. The retail market seems the most stable sector within the commercial real estate market. The vacancy rate, although increasing, remains relatively low. Rent levels in this segment are holding up reasonably well because new shop formulas are entering the Dutch market and existing formulas are seeking opportunities for expansion and upscaling.
Demand for real estate investment remains high. However, the market is unable to meet the demand for quality and demand is exceeding supply. Competition in the market for real estate financing grew strongly in the year under review. This resulted in lower margins and a decline in customer loyalty.

### New real estate division

The real estate division announced in 2004 was further defined in 2005. FGH Bank makes up the financing arm and Rabo Vastgoed the development arm. The starting points are a single centre of expertise, knowledge sharing and optimum collaboration. Optimum interaction with the local Rabobanks will be vital and should enable significant growth in real estate projects and financing.

### Increasing synergy

The intensive collaboration between FGH Bank, Rabo Vastgoed and other Rabobank entities is beginning to pay off. The local Rabobanks involve FGH Bank in larger financing applications at an early stage, so that 15-20% of FGH Bank's new financing now comes from this channel.

Through the local Rabobanks, Rabo Vastgoed regularly comes into contact with parties for real estate projects. Subsequently, the owner-occupied houses from these projects are financed largely by the local Rabobanks. FGH Bank collaborates with asset manager Schretlen & Co and with the local Rabobanks in the placement of real estate partnerships and limited partnerships (CVs).

## FGH Bank

FGH Bank specialises in financing commercial real estate. With its nationwide office network, the bank focuses on institutional and private investors in commercial real estate and on building enterprises and project developers. Through its subsidiary 'De Nederlandse Hypotheekbank' and local intermediaries, FGH Bank focuses on real estate financing for small business use (mainly shops and industrial space).

FGH Bank had an excellent year. After 2004, the bank realised yet another record production which reached EUR 2.7 billion. As a result, FGH Bank's loan portfolio grew by 16% to EUR 7.8 (6.7) billion. The repayments in the year amounted to EUR 1.4 billion, which was relatively high compared with previous years. This was mainly due to the increased competition, which resulted in a higher number of loan switches. Investment financing makes up approximately 71% of the loan portfolio.
Of the remainder of the loan portfolio, 10% relates to property for own business use, 6% to 'uitpond' financing (sale of rented property to sitting tenants), 7% to building and land financing and 6% to other lending (housing and trade financing).

FGH Bank also offers other services besides real estate financing. Clients can turn to FGH Vastgoed Expertise for advice, portfolio analysis, market research and plan assessments as well as for commercial real estate appraisals. Appraisal orders have shown particularly strong growth over the past years.

**Breakdown by financing type at year-end 2005**


Investment financing 71%
Property for own business use 10%
Construction and land financing 7%
Uitpond financing 6%
Other 6%

FGH Asset Management acquires Dutch real estate and manages real estate funds and real estate properties. Interest in real estate funds (CV's) was again high in 2005. High-quality properties are in short supply, however, and this calls for prudence. Due in part to the strict selection of properties, the returns achieved on real estate CVs have so far been in line with budgeted returns or higher. It is also in the clients' interest, that FGH Asset Management wishes to maintain its high quality criteria for these investment constructions.

## Rabo Vastgoed

Rabo Vastgoed is among the largest housing developers in the Netherlands. In addition, it increasingly participates in inner-city redevelopment and in the development of shopping centres. Rabo Vastgoed has shown significant growth in the past years. In order to stay close to the client, five new business units operating in the regional markets were created in the year under review. Rabo Vastgoed develops projects with respect for the surrounding environment, in which people and corporate social responsibility are key issues.

The land portfolio grew by 210 hectares to 2,000 (1,790) hectares in 2005. This portfolio has a potential for 32,000 houses and 721.000 $m^2$ of industrial space. The number of houses sold was 1,767 (1,144), corresponding to a market share of more than 5% for owner-occupied housing projects. The order portfolio, which comprises approved and current projects in the areas of housing and industrial space, increased by 7% to EUR 3.8 (3.6) billion. The rise is due mainly to increased demand from housing projects. The industrial properties portfolio showed a decline because Rabo Vastgoed operates very prudently in the difficult office market.

To Rabo Vastgoed, growth in the redevelopment of town centres is an important new activity. In 2005, the first larger projects were started. Agreement was reached with the municipality of The Hague on the redevelopment of the Binckhorst area, which with its 125 hectares has potential for around 6,000 houses and 15.000 $m^2$ of commercial real estate.

In Amsterdam, Rabo Vastgoed together with housing corporations created the Stedenfonds. This fund of EUR 275 million, with 85% participation by institutional investors, offers the opportunity for direct investment in middle-segment rented houses developed by Rabo Vastgoed in selected areas in Amsterdam.

The City Campus MAX to be built by Rabo Vastgoed in Utrecht will contribute to the flowthrough in student accommodation. Cost-conscious design allows Rabo Vastgoed to offer affordable and independent accommodation to students. City Campus MAX will comprise around 1,000 homes plus additional facilities such as a launderette and sports facilities. Construction is to begin in 2006 and project delivery is expected for the end of 2008.

## Financial results

### Net profit up 22%

The real estate activities realised a net profit of EUR 78 (64) million in 2005, a rise of 22%. The strong growth achieved by the Real Estate Division last year translated into higher income and higher expenses. Income rose 19% to EUR 150 (126) million and net interest income was EUR 20 million higher at EUR 96 million, reflecting the vigorous growth in the loan portfolio. The interest margin showed little change, thanks partly to the higher level of redemptions and related penalty interest payments by clients. Other income, which includes lease and rental income and project results, was 8% higher at EUR 54 (50) million.

Total expenses rose 28% to EUR 41 (32) million. Due to the growth in the number of FTEs and higher pension expenses, staff costs increased by EUR 5 million to EUR 25 million. Other operating expenses increased by EUR 4 million to EUR 16 million as a result of the strong organic growth realised by the real estate division. Investments were raised last year, particularly in the back office.

Operating profit before taxation grew by 15% to EUR 108 (94) million.

## Ambitions and outlook for 2006

The outlook for the housing market is positive, although there is a risk that interest rates will rise and this might affect price levels and flowthrough. Rabobank Group expects that 2006 will be a difficult year for the commercial real estate market. The predicted economic growth will not be strong enough to absorb the present overcapacity in the office market.
The focus in the development market will mainly be on inner city redevelopment and growth in the Randstad area, i.e. the mid-west of the country.
Margins for real estate financing will remain under pressure. The aim is to offset this by means of further growth. Cautious steps will also be taken in the establishment of complex financing structures.

| **Results** (in EUR millions) | 2005 | 2004 | change |
|---|---|---|---|
| Interest | 96 | 76 | 26% |
| Other income | 54 | 50 | 8% |
| **Total income** | **150** | **126** | **19%** |
| Staff costs | 25 | 20 | 25% |
| Other operating expenses | 16 | 12 | 33% |
| **Total expenses** | **41** | **32** | **28%** |
| **Gross profit** | **109** | **94** | **16%** |
| Value adjustments | 1 | - | |
| **Operating profit before taxation** | **108** | **94** | **15%** |
| **Net profit** | **78** | **64** | **22%** |
| **Other data** | **31-Dec-05** | **31-Dec-04** | |
| Loans portfolio (in EUR billions) | 7.8 | 6.7 | 16% |
| Land portfolio (in hectares) | 2,000 | 1,790 | 12% |
| **FTEs** | **331** | **291** | **14%** |

# Insurance

**Rabobank Group's insurance operations saw considerable changes in 2005. Without question, the biggest change was the merger between Interpolis and Achmea. Since Rabobank Group has a 37% interest in Eureko and no longer has a direct stake in Interpolis, its financial reporting no longer includes the Insurance business unit.**

**In addition, the distribution policy of the local Rabobanks for insurance products was adjusted.**

## Collaboration with Eureko extended

In the year under review, a new step was made in the collaboration with Eureko. By way of a merger of Interpolis and Achmea, Rabobank Group increased its existing 5% holding in Eureko to 37% in 2005. This merger created the largest insurance company in the Netherlands. Eureko is strong in life and non-life insurance and particularly in healthcare insurance, which is a market segment that Rabobank has wanted to strengthen its focus on for some time.

In the Netherlands, Rabobank Group aims at market leadership in all-finance. In this context, the merger between Interpolis and Achmea would not at first sight seem the most logical step. Nothing is further from the truth, however. As a result of the merger between Interpolis met Achmea, Rabobank is no longer a producer of insurance products but will instead specialise further as a distributor. The new and powerful Achmea/Interpolis combination will be responsible for the development of innovative insurance products, subsequently to be distributed by the local Rabobanks. In this way, Rabobank can further strengthen its position as one of the largest insurance brokers. In addition, opportunities will be investigated for intensifying the collaboration with Eureko in coming years, including the possibility of enlarging Rabobank's stake in Eureko.

## Distribution of insurance products

With their closely-knit network, the local Rabobanks service half of the Dutch private individuals and corporate clients. The local Rabobanks are therefore an excellent platform for efficient distribution of a multitude of innovative insurance products. There are significant developments in the market for these products, partly as a result of the decrease in government involvement and greater individual responsibility for old-age pensions. Due to these developments, strong growth can be expected in this sector in the next few years, with Interpolis and Achmea operating as preferred suppliers. In addition, products from other insurers will be included in the product range.

In 2005, the local Rabobanks, together with Interpolis, introduced their first health insurance policy. This introduction was highly successful. During the first year, 50,000 insurance policies were sold, corresponding to 110,000 insured clients. The local Rabobanks, together with Achmea, also introduced a collective health insurance policy especially for members, offering them an attractive discount.

## Strategy and targets

- Intensifying the collaboration with Eureko/Achmea.
- Efficient distribution of insurance products for both the private individuals and the corporate markets.
- Strengthen our market share as an insurance broker
- Raising the percentage of clients with more than one insurance policy in their packages

### Consumers

The local Rabobanks distinguish two client types in the consumer market: private banking clients (invested capital or income > EUR 80,000) and private individuals. The latter require standard products with operational excellence - fast, easy and good service - as an important distinguishing factor. Private banking clients have more specific needs, where quality and special expertise play an important part. The local Rabobanks adjust their distribution policy in order to be able to respond to clients' specific individual requirements. For example, clients can buy standard insurance products via the Internet or by telephone, whereas they can turn to the insurance advisers at the local Rabobanks for more complex, personal finance related products. An important target for the coming years is to increase the percentage of clients with several insurance policies in their package. Currently, over 25% of private banking clients have taken out more than one insurance policy via the local Rabobanks. Among private clients, this is 12%.

### Market leader in corporate insurance

In 2005, Rabobank was the largest corporate insurance broker (excluding pensions), with a market share of 11%. Compared with competing large banks, its market share is as high as 59%. Nevertheless, Rabobank sees ample scope for further substantial growth in the corporate market, e.g. combining banking and insurance products further. For that reason, a policy for the corporate insurance market was developed in 2005, resulting in measures in the areas of product range, sales support, back office processes and IT. In addition, initiatives were developed with the aim of achieving a better market position in the field of pensions as well.



*"Fortunately, China is taking more and more interest in corporate social responsibility"*

*"Until recently, the emphasis in China was exclusively on economic growth. At present, the country is now focusing on a better and more equal balance between prosperity and the environment. This is a good thing, for there will be no sustainable planet without a sustainable China. The training module heightens CSR awareness and provides businesses concrete tools to put it into practice."*

*Tanja Kliphuis, marketing manager at Rabobank Nederland Private Banking.*



*Corporate social responsibility training module for China*

# No sustainable planet without a sustainable China

In the World Business Council for Sustainable Development, more than 175 enterprises worldwide are addressing corporate social responsibility. Within the Young Managers Programme, a project is developed each year by a group of young managers. Tanja Kliphuis participated in the development of a sustainable entrepreneurship training programme for Chinese businesses and students.

# Organisation and risk management

For financial institutions such as Rabobank, trust is the foundation of the relationship with clients, supervisory authorities and other stakeholders. This trust is ensured not only by good management of the business and adequate risk control but also by an open culture and transparent accountability, both internally and externally, in respect of policies and supervision.

Rabobank Group's corporate governance structure is based on these fundamental principles. A prudent risk policy, resulting in a modest risk profile, is at the core of risk management.

Rabobank Group endorses the principles of the Dutch Corporate Governance Code.

Members' influence is embedded in the cooperative structure.

# Rabobank Group Corporate Governance

Over the past decade, Rabobank Group has paid a great deal of attention to its corporate governance. The desire for optimum implementation of corporate governance within Rabobank Group naturally implies that it closely follows the global debate on this subject. As it is, financial institutions such as Rabobank Group have been familiar for years with many of the latest governance principles. After all, the financial sector has always been subject to strict regulation because of its social and economic role. Given its firm roots in Dutch society and its prominence in the international capital markets, Rabobank Group endorses the principles of the Dutch Corporate Governance Code. However, Rabobank Group is not directly subject to this code, as its structure is based on cooperative principles and it is not listed on the stock exchange. Nevertheless, it will apply the majority of the code's elements.

### Cross-guarantee system

Rabobank Group consists of the local Rabobanks, their central organisation Rabobank Nederland and its subsidiaries and other affiliated entities. Through their mutual financial association, various legal entities within Rabobank Group together make up a single organisation. An internal liability relationship exists between these legal entities, as referred to in Section 12 of the Act on the Supervision of the Credit System 1992 (Wet toezicht kredietwezen 1992). This relationship is formalised in an internal 'cross-guarantee' system, which stipulates that if a participating institution has insufficient funds to meet its obligations towards its creditors, the other participants must supplement that institution's funds in order to enable it to fulfil those obligations.

## Corporate governance at Rabobank Nederland

### Executive Board

The Executive Board is responsible for the management of Rabobank Nederland and its affiliated entities. This includes responsibility for the achievement of the objectives of Rabobank Group as a whole, its strategic policy, its results, the synergy within the Group, compliance with all relevant laws and regulations, the management of business risks and the financing of Rabobank Group. The Executive Board reports on all these aspects to the Supervisory Board, the Central Delegates Assembly (the organisation's 'parliament', which is authorised to take decisions on behalf of the local Rabobanks) and the General Meeting of Rabobank Nederland, which is formed by the members, i.e. the local Rabobanks.

The management of Rabobank Group is also based on the interrelationship between risk, return and reserves. The supervisory authorities - the Dutch Central Bank and the Netherlands Authority for the Financial Markets - have formulated standards for financial institutions. The standards of the Dutch Central Bank are laid down for example in the Regulation on Organisation and Control, which forms the framework for the organisation and control of Rabobank Group's activities. In addition, the supervision on the conduct of the Dutch financial markets exercised by the Authority for the Financial Markets also applies to Rabobank Group.

The members of the Executive Board are appointed by the Supervisory Board for a 5-year period but their contracts of employment are for an indefinite period. They may be dismissed and suspended by the Supervisory Board. The Supervisory Board determines the remuneration of the members of the Executive Board and reports on this to the Committee on Confidential Matters of the Central Delegates Assembly. The principles of the remuneration policy for the Executive Board, as recommended by the Supervisory Board, are established by the Central Delegates Assembly. Finally, the Supervisory Board periodically assesses and follows up on the Executive Board's performance.

## Supervisory Board

The Supervisory Board performs the supervisory role within Rabobank Nederland. This means that the Supervisory Board supervises the policy pursued by the Executive Board and the general conduct of affairs of Rabobank Nederland and its affiliated entities. As part of this task, the achievement of the Group's objectives, the strategy, business risks, the design and operation of the internal risk management and control systems, the financial reporting process and compliance with laws and regulations are discussed at length and tested regularly. In addition, the Supervisory Board advises the Executive Board. In the performance of their duties, the members of the Supervisory Board act in the interests of Rabobank Nederland and its affiliated entities. Certain key Executive Board decisions are subject to prior approval by the Supervisory Board. Examples include decisions on strategic collaboration with third parties, major investments and acquisitions, as well as the annual adoption of policy plans and the budget.

The members of the Supervisory Board are appointed by the General Meeting on the recommendation of the Supervisory Board. The independence of the individual members is an important consideration in this respect. The Committee on Confidential Matters of the Central Delegates Assembly determines the remuneration of the members of the Supervisory Board and has a say in the profile of the members of the Supervisory Board.

The Supervisory Board annually assesses its own performance, in terms both of the collective body's performance and that of its individual members. Initiatives are developed regularly in order to keep the members of the Supervisory Board up-to-date on developments in the institutional and legal environment in which the bank operates and on risk management systems. The Supervisory Board has five committees: the Cooperative Issues Committee, the Audit Committee, the Appointment Committee, the Remuneration Committee and the Appeals Committee.

## Central Delegates Assembly

The local Rabobanks are members (and shareholders) of Rabobank Nederland. Influence and control of the local Rabobanks are exercised via direct and indirect representation on two bodies, the Central Delegates Assembly and the General Meeting.

The local Rabobanks are organised geographically in 20 regions. The Boards of the Regional Delegates Assemblies form the Central Delegates Assembly, which has 120 members. Through the representation of the local management and supervisory bodies in the Regional Delegates Assemblies, the members/clients of the local Rabobanks are represented in the Central Delegates Assembly.
The powers of the Central Delegates Assembly include the establishment of rules that all local Rabobanks must comply with. The Central Delegates Assembly also approves the annual plan and the budget of Rabobank Nederland insofar as this concerns the business of the local Rabobanks. The outcome can influence Rabobank Nederland's policy. Furthermore, the Central Delegates Assembly has substantive discussions which mainly concern the business of the local Rabobanks. These discussions are held not only as part of the Central Delegates Assembly's specific

duties and powers, but also with the aim of encouraging commitment and consensus between the local Rabobanks and Rabobank Nederland.

Consequently, the manner in which Rabobank Nederland accounts for its policy to its members is more extensive than the account rendered by a typical listed public company to its shareholders. Because of the special relationship between Rabobank Nederland and its members, the Central Delegates Assembly enjoys virtually full attendance.

In order to operate effectively, the Central Delegates Assembly has appointed committees, which are charged with special duties. They are: the Committee on Confidential Matters (advises on appointments and assesses the Supervisory Board's application of the remuneration policy), the Central Delegates Assembly Co-ordination Committee (draws up the agenda of the Central Delegates Assembly and subjects items for the agenda to formality compliance tests) and the Committee on Urgent Matters (acts on behalf of the Central Delegates Assembly in urgent cases).

### General Meeting

The General Meeting is the body through which all local Rabobanks, as members of Rabobank Nederland, can exercise direct control. The General Meeting deals with important issues, such as the adoption of the financial statements, granting discharge, amendments to the Articles of Association and regulations, and the appointment of members of the Supervisory Board. The Central Delegates Assembly issues advice prior to the General Meeting on all the items on the agenda, by which time the local Rabobanks and Rabobank Nederland have already discussed these subjects in detail. The local Rabobanks have voting rights in the General Meeting in proportion to their balance sheet total. Because of the special relationship between Rabobank Nederland and its members, the General Meeting also enjoys virtually full attendance.

### Employee influence

In 2005, a new employee representative body was created: the Group Staff Council of Member Banks (GOR AB), which acts as a discussion partner to the Manager on collective influence issues that concern all local Rabobanks. The creation of the GOR AB does not affect the position of Rabobank Nederland's Works Council or the existing Works Councils of the local Rabobanks. As a result, they continue to act in full as employee representative bodies within the meaning of the Works Councils Act.

## Corporate governance at the local Rabobanks

Only banks that have a cooperative structure and whose Articles of Association have been approved by Rabobank Nederland can be members of Rabobank Nederland. In turn, the local Rabobanks have members as well, who are local clients. The local Rabobanks have strictly defined rights and obligations towards Rabobank Nederland and each other. On behalf of the Dutch Central Bank, Rabobank Nederland supervises the local Rabobanks on solvency, liquidity and accounting information systems.

### Management and supervision

Since June 2004, two governance models are possible for the local Rabobanks. The introduction of a second governance model - the executive model - besides the existing partnership model was prompted at the time by the wish to respond to internal and external changes, for example, the local scaling up, which was well on the way by then, a changing market, and increasing legislation and regulations. Both governance models focus on ensuring effective management as well as professional and independent supervision. They will continue to exist alongside each other in the coming years as equally valid alternatives.

In this context, adequate assurance of effective member influence and control is likewise essential in order to ensure that the governance of the local Rabobanks continues to be carried out both adequately and professionally in the future, but also in a way that benefits their cooperative character. The members of all the local Rabobanks have important powers, for instance to adopt the financial statements, to amend the Articles of Association, to appoint members of the Supervisory Board and to grant discharge from liability. In addition, account is rendered to the members in respect of the bank's management and supervision.

### Partnership model

In the partnership model, the Board of each local Rabobank consists of persons elected by the members from their ranks, plus a managing director who is appointed by the Supervisory Board (formerly the Board of Supervisors). The managing director is primarily concerned with the day-to-day management of the bank's operations. The Supervisory Board supervises the management. This model was refocused in 2004, as part of which the roles and responsibilities of the appointed and elected managers were redefined, the provision of information was improved and the supervisory role of the Supervisory Board was strengthened. Banks using the partnership model may install a members' council if they wish.

### Executive model

In the executive model, each local Rabobank has a Board of Directors comprising several persons appointed by the Supervisory Board, which operates under the supervision of the Supervisory Board. In this model, no managers are elected by the members from their ranks, as is the case in the partnership model. In order to firmly and permanently embed member influence and control in the structure, banks using the executive model institute a members' council, which is a delegation of all members elected by the members from their ranks. The members' council assumes the bulk of the powers of the General Meeting and furthermore promotes and structures member control and engagement. The General Meeting continues to exist, but decides only on major issues that impact the bank's continued existence.

## Transparency

An important precondition for good corporate governance at Rabobank Group is an open culture with clear accountability for the management and supervision. Without proper transparency, Rabobank Nederland cannot render account to the local Rabobanks on its management and supervision, nor can this be assessed.

### Investor relations

Besides good communication with its members, Rabobank Nederland also attaches great importance to good communication with its other stakeholders. The investor relations unit informs investors on developments at Rabobank Group via a dedicated website and an electronic newsletter. This unit is also responsible for supplying and explaining all relevant information requested by investors. In addition, institutional investors and other providers of professional funds are informed, through presentations or face-to-face, about the financial developments at Rabobank Group.

### Communication with the local Rabobanks

A closed Internet connection created specifically for the local Rabobanks gives them swift access to useful information and fosters a high level of commitment to Rabobank Nederland.

### Corporate governance information on the Internet

Rabobank Group has placed information on its corporate governance and activities on its public Internet site, including a full explanation of deviations from the Dutch Corporate Governance Code. While Rabobank Group endorses the Code's principles and implements the majority of its elements, it does not implement a number of principles and best practice provisions on account of its cooperative structure.

### Risk management

The management of Rabobank Group is based on its strategic principles and, by extension, on the interrelationship between risk, return and reserves. Both the Dutch Central Bank and the bank itself have formulated standards concerning Rabobank's organisation and control. The standards of the Dutch Central Bank are laid down for example in the Regulation on Organisation and Control, which forms the framework for the organisation and control of Rabobank Group's activities. For further information, please refer to the relevant sections in this Annual Report and the chapter on Risk management in particular. In view of the above, the Executive Board believes that Rabobank Group's internal risk management and control systems meet the relevant requirements and are adequate and effective. A project was started in 2005 in order to comply with the international standard for in-control statements on financial reporting, Sarbanes Oxley (SOX), as well. The aim is to be 'SOX compliant' at the end of 2006.

**For more information**

www.rabobank.com/corporategovernance

# Risk management

## Strategy and target

Embedding risk management as an integral part of the banking process as a whole. Building on Economic Capital, Rabobank intends to professionalise its risk management further.

- Rabobank Groep aims to qualify for the most advanced method of the new capital accord (Basel II)

Banking means deliberately taking well-considered risks. Rabobank Group pursues a prudent risk policy which entails a modest risk profile. This is confirmed by the initial calculations of the outcomes based on the Basel II accord. In addition to the external capital adequacy requirements as formulated in the Basel II accord, the internal capital adequacy requirement, 'economic capital', is the principal indicator in terms of risk management and capital allocation. In 2005 Rabobank Group again made substantial progress with the implementation of a comprehensive internal framework for economic capital.

## Risk management organisation

Risk management takes place at various levels within the organisation. Under the supervision of the Supervisory Board and advised by the Balance sheet and Risk Management Committee Rabobank Group (BRMC-RG), the Executive Board determines the risk strategy, policy principles and limits. The Supervisory Board regularly reviews the exposure of Rabobank Group's activities and portfolio. The Chief Financial Officer, who is a member of the Executive Board, is responsible for the implementation of the risk policy within Rabobank Group and is chairman of the BRMC-RG. Risk management at Rabobank Group is particularly performed within the Group Risk Management and Credit Risk Management directorates. Group Risk Management is responsible for the policy regarding interest rate, liquidity, market, currency and operational risk, as well as for credit risks at portfolio level. Credit Risk Management is responsible for credit risk management at the individual customer level. In addition, independent risk control departments within the Group entities monitor the risks that are relevant for the entity in question.

### Principles of risk management

The primary objective of risk management is to protect Rabobank Group's financial soundness. Risk management is based on the following principles:

- Protecting the Group's financial soundness: Rabobank Group controls risks in order to limit the impact of potential adverse events on both its capital and its financial results. The risk appetite is required to be proportional to the available and desired risk capital. An economic capital framework has been developed to quantify this.
- Protecting the Group's reputation: reputation is essential for the proper performance of a banker's profession and needs to be diligently preserved.
- Risk transparency: for a good insight into the bank's positions, it is vital to identify all risks. Risks must always be considered in order to be able to make sound commercial decisions.
- Management responsibility: Rabobank Group's separate business entities are individually responsible for their results as well as the risks associated with their operations. A balance must be found between

risk and return, while of course duly observing the relevant risk limits set by the Group.
- Independent risk control: this is the structured process of identifying, measuring, monitoring and reporting risks. In order to ensure integrity, the risk control departments operate independently of the commercial activities.

An extensive system of limits and controls has been put in place within Rabobank Group to manage all the different risks.

# Economic capital

## Basel II regulations

The new Basel accord on capital adequacy ('Basel II') represents an integrated framework for the supervision of banks and is founded on three pillars. In pillar 1, minimum capital adequacy requirements are set for all banks for credit risk, market risk and operational risk. Within each risk category, banks can choose from a number of approaches, which vary from simple to advanced. Moreover, regulatory bodies can set additional capital requirements and quality standards for other risk categories. Under the rules in pillar 2, the supervisory authority ensures that the bank has identified, quantified and managed all other relevant risks. For Rabobank Group, these are interest rate risk, country risk and business risk. Pillar 3 addresses market discipline, requiring banks to publish risk information with a view to stimulating market forces.

The Basel II accord was used in 2005 by the European Commission as a basis for preparing the Capital Requirement Directive (CRD). All EU member states must have implemented this Directive in national legislation by 1 January 2007. This will lead to a more sophisticated system of risk weightings and hence to more risk-sensitive capital requirements than under the current Basel I requirements. At the end of 2006, Rabobank will start a two track approach, under which capital adequacy requirements are calculated according to both the old and the new regulations.

On certain conditions, banks are allowed to use their internal models to determine the amount of capital to be held. Rabobank Group has developed sophisticated internal models for both credit risk and operational risk, which comply with the guidelines of the supervisory authority. The Directives for these sophisticated models will take effect in the EU member states from 1 January 2008. Under the Basel II regulations, Rabobank Group's relatively low risk profile is reflected in much lower capital requirements and hence a significantly improved solvency ratio. This expectation is confirmed by the outcome of Rabobank's preliminary calculations, made in the context of the Quantitative Impact Study 5. The results of this study, which was performed in many countries, will be used by supervisory authorities to assess whether the Basel II accord does in fact generate the outcomes preferred by them.

## Economic capital

Besides the supervisor's minimum capital requirements, Rabobank applies an internal capital requirement: economic capital. Economic capital is defined as the amount of capital to be held by the bank to absorb any unexpected losses without becoming insolvent, based on a one-year period and a confidence level set by Rabobank. Since Rabobank Group wishes to retain its current highest rating (Triple A), it has elected to apply a confidence level of 99.99%. Rabobank Group uses the most advanced statistical methods to determine the amount of economic capital required to be held.
Rabobank Group sets these high standards for itself because of the importance it attaches to retaining the highest possible credit rating. This rating means that rating agencies consider the probability of default to be practically nil. Risk diversification also plays an important role in the calculation of economic capital. Better diversification means less economic capital is required, as there is a lower probability of unexpected losses occurring simultaneously within different risk categories.
Rabobank Group's total economic capital for 2005 has been calculated at EUR 14.9 (13.0) billion. This increase was due partly to the growth in Rabobank Group's activities and partly to model improvements introdu-

ced in 2005. The level of economic capital is comfortably below that of the available Tier I capital (core capital) of EUR 24.9 billion. This large capital buffer again confirms Rabobank Group's solid position.

## Allocation of economic capital

The concept of economic capital enables the bank to quantify, analyse and subsequently manage the various risks that the bank is exposed to. In relative terms, credit risk remains the largest risk category. A quarter of the economic capital is necessary for operational risks and business risks. Interest rate risk and market risk together account for another quarter of the economic capital. Insurance risk and country risk are relatively small risks for Rabobank Group. At the end of 2005, Interpolis merged with Achmea and in its place came a substantial minority interest in Eureko. The calculations of economic capital are still based on a 100% risk profile for Interpolis. In 2006, the way the risk profile of the minority interest in Eureko is to be integrated in the economic capital model will be reviewed. The greatest shift in 2005 was in both credit and market risk. The share of credit risk increased as a result of the relative growth of the loan portfolio. The ratio was also altered by model and data improvements. Market risk was reduced by the sale of Effectenbank Stroeve and Gilde Investment Management. In 2005, economic capital for operational risk was calculated based on the most advanced model for the first time.

Viewed by business unit, the domestic retail banking accounts for nearly half of the economic capital required at Group level. The sale of Effectenbank Stroeve and Gilde Investment Management caused the share of the participating interests to decline. The increase in wholesale banking and international retailbanking can be attributed to strong autonomous growth.

## RAROC: 14%

The RAROC (Risk Adjusted Return on Capital) is calculated by relating the profit realised on a particular activity to the capital required for that activity. RAROC (after tax) realised by Rabobank Group in 2005 was 14%. In 2004, RAROC (after tax) was 14%.

## Credit risk

Rabobank's policy for accepting new clients is based on careful assessment. Rabobank grants loans only if it expects that a client will fully meet its payment commitments. Approval of larger financing applications is decided on by committees. A structure consisting of various committee levels has been established, with the amount of the requested financing as a determining factor for the committee level. The Executive Board itself decides on the largest financing applications.

Once a loan has been granted, the bank monitors the extent to which the client meets his commitments. Loans provided to corporate clients, are being reviewed periodically by reference to new information to underpin the expectation that the client will continue to be able to meet its commitments. If commitments are not met, or if there are doubts as to whether the client will meet his commitments, monitoring is given a more permanent character. In most cases, the bank and the client together will search extensively for possible solutions to the problems that have arisen. In those circumstances, too, the bank continues to demonstrate its commitment to the client and will widely deploy its expertise in order to come to a solution that is satisfactory to both the client and the bank.

A significant part of Rabobank's portfolio consists of mortgage loans granted to private individuals, where the risk of losses is historically very low. At 31 December 2005, Rabobank's private sector lending amounted


Credit risk 49%
Interest rate risk and market risk 23%
Business risk 13%
Operational risk 10%
Insurance risk 4%
Country risk 1%
**Breakdown of economic capital by risk at year-end 2005**


Domestic retail banking 46%
Wholesale banking and international retail banking 34%
Participating interests 20%
**Breakdown of economic capital by business units at year-end 2005**

to EUR 278.1 billion, EUR 146.5 billion or 53% of which consisted of financing to private individuals. Lending to corporate clients amounted to EUR 131.6 billion at year-end 2005 and is spread across a large number of sectors.

The loan portfolio is spread not only across numerous sectors but also across numerous clients in a large number of countries. This creates a strong and balanced spreading of risks, ensuring that the quality of the financing portfolio does not significantly deteriorate if one or more business sectors encounter difficulties or an economic slowdown occurs.

In its financing approval process Rabobank Group uses the Rabobank Risk Rating, which reflects the counterparty's probability or default (PD) over a one-year period. This system comprises 25 ratings.

The accompanying table shows the loans as distributed across the Rabobank Risk Rating. They concern loans to the larger small- and medium sized entities, with an annual turnover exceeding EUR 10 million, large corporates, the public sector and financial institutions.

As the table illustrates, the centre of gravity in terms of the distribution of loans across the Rabobank Risk Rating is in the category R11-R14. This produces a loans-weighted average PD of 1.04%. For 3% of this portfolio, the commitments are not being fully met and an adequate provision has been taken for this part of the portfolio. It should be noted that the data in this table indicate only the extent to which Rabobank expects that clients can or cannot meet their commitments. In many cases, the bank has obtained adequate collateral that can be enforced if clients would no longer meet their commitments, ensuring that the loan is eventually fully or partly repaid. It can be concluded that Rabobank Group has a healthy loan portfolio.

As soon as ongoing monitoring or periodic reviews indicate a going-concern threat to the business financed, an assessment is made whether the client can be expected to continue meeting its payment commitments according to the arrangement made and without doing so from the proceeds from collateral provided. An adequate provision is made if it is concluded that complete fulfilment is unlikely, but also if the arrears exceed 90 days or if a bankruptcy petition has been filed or a

**Private sector lending by sector at year-end 2005**


Private individuals 53%
Trade, industry and services 30%
Food & agribusiness 17%

## Distribution of Rabobank Risk Rating

| Rating | PD (basis points) | Description | Loans in % of total |
|---|---|---|---|
| | | | 2005 |
| R0 | 0 - 0 | No risk | 0 |
| R1 | 0 - 1.6 | Exceptionally strong | 4 |
| R2 - R4 | 1.6 - 4.5 | Very strong | 5 |
| R5 - R7 | 4.5 - 12 | Strong | 12 |
| R8 - R10 | 12 - 40 | Adequate | 25 |
| R11 - R14 | 40 - 210 | Acceptable | 40 |
| R15 - R19 | 210 - 1,600 | Vulnerable commitments are being met | 10 |
| R20 | 1,600 - 10,000 | Very weak | 1 |
| D1 - D4 | 10,000 | Impaired loan commitments are not being met | 3 |
| Total | | | 100 |

moratorium has been granted. This causes the loan to be written down to the discounted realisable value of the available collateral and of any other possibilities for recovery. These loans, for which a provision has been taken, are impaired loans.
At 31 December 2005, the provision for loan losses was EUR 2,438 (2,103) million, corresponding to 51% (52%) coverage. At 31 December 2005, impaired loans amounted to EUR 4,814 (4,079) million. At 31 December 2005, impaired loans as a percentage of private lending amounted to 1.7% (1.6%).

Present calculations indicate that 48% of Rabobank Group's total economic capital is required for credit risk. It is self-evident that this should represent the greater part of economic capital, since lending is Rabobank's main activity.

Domestic retail banking accounts for 42% of total economic capital required for credit risk, wholesale banking accounts for 47% and participating interests accounts for 11%. The various diversification effects have been taken into account in determining this level. Differences in the product range, such as mortgages, leasing and consumer credits, all play a role. Also important is the fact that the loan portfolio is widely spread across different client groups, such as private individuals, small and medium-sized enterprises as well as multinationals.
RAROC plays an increasingly important part in the financing approval process. Tools for calculating RAROC for each individual loan are now being widely used. This supports a proper assessment of risk versus return.

The development in bad debt expenses can be expressed in basis points of average private lending. At Group level, the average for the period 2000 to 2004 was 24 basis points. This is on the basis of Dutch financial reporting standards as applicable through 2004. International Financial Reporting Standards (IFRS) are applied as from 2005. The bad debt expenses were extremely low for wholesale banking and international retail banking operations in 2004. For 2005, they are more in line with the longer-term historical average. The domestic retail banking operations and leasing both showed a limited decline in the bad debt expenses. Overall, the bad debt expenses for 2005 were 20 basis points of average lending, reflecting the continued favourable risk profile of Rabobank Group's loans portfolio.

## Country risk

With respect to country risk, a distinction is made between transfer risk and collective debtor risk. Transfer risk relates to the possibility of foreign governments placing restrictions on funds transfers from debtors in that country to creditors abroad. Collective debtor risk relates to the situation in which a large number of debtors in a country cannot meet their commitments for the same reason (e.g. war, political and social unrest, natural disasters, but also government policy that does not succeed in creating macro-economic and financial stability). Rabobank Group uses a country limit system to manage the transfer risk and to monitor the collective debtor risk for all countries. After careful review, relevant countries get an internal country risk rating, after which transfer limits and a general indicator are established.

### Impaired loans

(in EUR millions)

| | 2005 | 2004 |
|---|---|---|
| Domestic retail banking | 2,706 | 2,211 |
| Wholesale and international retail banking | 1,843 | 1,488 |
| Leasing | 242 | 364 |
| Other | 23 | 16 |
| Rabobank Group | 4,814 | 4,079 |

**Distribution of economic capital for credit risk at year-end 2005**


Wholesale banking and international retail banking 47%
Domestic retail banking 42%
Participating interests 11%

Transfer limits are determined according to the net transfer risk, which is defined as total loans granted less loans granted in local currency less guarantees and other collateral obtained to cover transfer risk and a reduced weighting of specific products. The limits are allocated to the offices, which are themselves responsible for day-to-day monitoring of the loans granted by them and reporting on this to Group Risk Management.

At group level, the country risk outstanding, including additional capital requirement and provision for country risks, is reported every quarter to the Balance sheet and Risk Management Committee Rabobank Group and the Country Limit Committee. The calculation of the additional capital requirement and the provision for country risk is made in accordance with Dutch Central Bank guidelines and concerns high-risk countries.

The net transfer risk before provisions for non-OECD countries is usually less than 1% of total assets.

## Interest rate risk

Beside market risk in the trading environment, Rabobank is also exposed to a structural interest rate risk on its balance sheet. Interest rate risk means that the bank's financial result and economic value - given its balance sheet structure - may decline as a result of unfavourable developments in the money and the capital markets. Interest rate risk results mainly from mismatches between maturities of loans and due to customers. If interest rates increase, the rate for the liabilities, such as savings, will be adjusted immediately, whereas the interest rate for the assets on the balance sheet cannot be adjusted until later. Many assets, such as mortgages, have longer fixed-interest terms and the rate for these loans cannot be adjusted until the next interest rate reset date.

The potential loss of financial results and value can be expressed in the basis point sensitivity (BPV), the Equity at risk (EatR) and the Income at risk (IatR). These are the key indicators used in the management and control of the interest rate risk at a central level.
BPV is the absolute loss of market value of equity at a parallel rise of the interest rate curve by 1 basis point. In the year under review, the BPV never exceeded EUR 20 million.
EatR indicates the percentage by which the market value of equity will decline at a parallel rise of the interest rate curve by 1 percentage point. Equity at Risk is an indication of the sensitivity of the market value of equity to interest rate fluctuations. Equity at Risk is determined by the absolute interest rate risk position on the one hand and the magnitude of the buffer (the market value of equity) on the other. In the year under review, Equity at Risk never exceeded 7.5%.
IatR is the potential loss of interest income over the next 12 months, within a 97.5% confidence interval, as a result of an interest rate increase in the money and the capital markets. During 2005, the Income at Risk did not exceed EUR 250 million.

Additionally, scenario analyses are performed and client behaviour and interest rate movements are modelled. In savings modelling for example, the 'replicating portfolio' is used. This is a method based on long-term developments to imitate interest rates and client behaviour in relation to the variable savings.

### Bad debt expenses

in basis points of average private sector lending

| | 2005 | 2004 |
|---|---|---|
| Domestic retail banking | 9 | 14 |
| Wholesale banking and international retail banking | 52 | 21 |
| Leasing | 72 | 73 |
| Rabobank Group | 20 | 18 |

**Long-term funding in 2005, by currency**


Euro 40%
Pound sterling 14%
US dollar 12%
Canadian dollar 9%
Australian dollar 7%
Swiss franc 5%
Japanese yen 4%
Other 9%

Finally, the economic capital and RAROC for interest rate risk are reported at a group level. The economic capital to be held for interest rate risk is based on market value losses resulting from unexpected developments in interest rates. The RAROC interest rate risk is the mismatch result in proportion to the economic capital required by the interest rate risk.

## Funding and liquidity risk

Liquidity risk is the risk that not all (re)payment commitments can be met as well as the risk that increases in assets cannot be funded at reasonable prices or not at all. This could happen if clients or other professional counterparties suddenly withdraw more funding than expected, which cannot be met by the bank's cash resources or by selling or pledging on assets or by borrowing funds from third parties.

Methods to measure this risk include the CA/CL method (Core Asset / Core Liabilities). This analysis is based on the cash flow schedule of all assets and liabilities. Using various time periods, a quantification is made of the assets (and unused facilities) and liabilities that will probably still be or come on the balance sheet after assumed and closely defined stress scenarios have occurred. These remaining assets and liabilities are referred to as the core assets (CA) and core liabilities (CL) respectively. The CA/CL ratio is the liquidity ratio. Given the highly conservative weightings used, a ratio of below 1.2 is considered adequate. In the year under review, this was the case for the scenarios used.

The supervisory authority also has extensive guidelines for measuring and reporting the Group's liquidity position. The liquidity position of the Group as a whole, measured according to the guidelines of the supervisory authority, was more than adequate, with the available liquidity exceeding the requirement by an average of 8%. Rabobank Group's comfortable liquidity position is reflected in the balance sheet by the substantial asset items 'Financial assets available for sale', 'Financial assets held for trading' and 'Other financial assets carried at fair value through profit or loss', together totalling EUR 105 billion. In principle, these assets are directly available to create liquidity.

In addition, the bank monitors and reports on a daily basis which cash flows are to be expected over the next 30 days and how much collateral is available in which location. For unexpected crisis situations, detailed contingency plans are in place formulating which procedures are to be followed should a crisis situation occur.

Rabobank Group's funding policy is to meet the funding requirements of the Group entities at an acceptable cost. The policy is characterised by diversification of funding sources and currencies, flexibility of funding instruments and active investor relations. Rabobank Group has been assigned the highest possible credit rating by leading rating agencies. This top rating enables Rabobank Group to raise funds at a relatively low cost.

### Risk in non-OESD countries

in EUR millions

| Regions | In Europe | In Africa | In Latin America | In Asia/ Pacific | Total | % of balance sheet total |
|---|---|---|---|---|---|---|
| Economic country risk (excl. derivatives) [1] | 1,199 | 282 | 5,112 | 4,385 | 10,979 | 2.2 |
| Risk-reducing components: | | | | | | |
| - sales in local currencies | 3 | 2 | 1,851 | 1,106 | 2,962 | |
| - country risk borne by third parties | 382 | 184 | 1,392 | 451 | 2,410 | |
| - less: reduced weighting of lower-risk transactions | 340 | 38 | 599 | 480 | 1,456 | |
| Net country risk before provisions | 474 | 59 | 1,270 | 2,348 | 4,151 | 0.8 |
| | | | | | | % of total provisions |
| Total provisions for economic country risk | 259 | 1 | 119 | 58 | 436 | 17.9 |

[1] total assets, plus issued guarantees, suretyships and unused lines of credit

In 2005, over EUR 20 billion in long-term funding was raised in the international financial markets. A separate Investor Relations unit is in place to provide full information to investors in Rabobank paper about the bank's risk profile and financial and strategic developments.

In order to limit the need for long-term funding, EUR 2 billion of Rabohypotheekbank's centrally available mortgages portfolio was securitised for liquidity purposes in 2005. The mortgages were sold to a dedicated entity that finances them by the issue of bonds. These bonds were subsequently bought by Rabobank and can be used as collateral to raise funds, if needed. By converting mortgages into in marketable paper, non-liquid assets have been converted into liquid assets.

## Market risk

*Market risk relates to changes in the value of the trading portfolio as a* result of price movements in the market. Price changes include prices of interest rate products (interest rate), equities, currencies and certain commodities. The exposure is calculated and consolidated on a daily basis and managed using a sophisticated system of limits and trading controls. At a consolidated level, the exposure is expressed by the Value at Risk. This measure, based on historic market developments, indicates the maximum loss that Rabobank Group can suffer subject to a certain confidence level and in 'normal' market conditions. The level of the Value at Risk reflects market developments and the positions taken by the bank itself.

In order to understand the maximum potential risk as well, the effect of certain extreme events ('event risk') on the value of the portfolios is calculated. To this end, both actual scenarios, e.g. the stock market crash of 1987, and hypothetical scenarios, e.g. an assumed steep rise of all interest rates, are analysed. Sensitivity analyses are also used.

In 2005, the Value at Risk fluctuated between EUR 14 (11) million and EUR 25 (22) million, with an average of EUR 19 (17) million. For 2005, this means that, at a confidence level of 97.5%, losses on any one day would not have exceeded EUR 25 million.

As the table shows, Value at Risk for the trading portfolios can be subdivided in a number of components. The value of the trading portfolios is sensitive mainly to changes in interest rates, equity prices and credit spreads. Since opposite positions of different books offset each other to a certain degree, this results in a diversification benefit which reduces the total risk. At 31 December 2005, the consolidated Value at Risk was EUR 22.1 million. This is a relatively limited position, as is also evident from the fact that only a small part of total economic capital is held for market risks from the trading activities.

## Currency risk

Currency risk positions are taken in both trading and non-trading books. As is the case for other market risks, the currency risk in the trading books is controlled using Value at Risk limits. In the non-trading books, there is only the translation risk on capital invested in foreign activities and issues of Trust Preferred Securities not denominated in euros.

To monitor and control the translation risk, Rabobank Group uses an interrelated two-track approach to protect the bank's capital position against currency exchange rate movements. On the one hand, the hedging strategy hedges reserves invested in foreign currencies abroad, while on the other it immunises the BIS ratio against the effects of currency exchange rate movements. The latter is done via the components of the Tier I and Tier II capital that do not form part of equity, in particular Trust Preferred Securities. In 2003 and 2004, these were issued in selected foreign currencies to ensure that the currency composition of the total

**Value at Risk at year-end 2005**
in EUR millions



25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


**Risk type**
in EUR millions

| | At year-end 2005 |
|---|---|
| Credit spread | 19.2 |
| Foreign currency | 0.2 |
| Equities | 2.2 |
| Interest rate | 3.1 |
| Diversification | -2.6 |
| Total Value at Risk | 22.1 |

of Tier I and Tier II capital corresponded with that of the risk-weighted assets. This 'natural hedge' was realised by issuing the Trust Preferred Securities II (in 2003) and III (in 2004), which form part of the Tier I capital, in US dollars (USD 3,250 million), Australian dollars (AUD 500 million) and pounds sterling (GBP 350 million).

## Operational risk

In the banking world, operational risk is classified as a non-financial risk. It concerns the risk of losses resulting from failure of internal processes, people or systems or from external events. The imminent adoption of the Basel II accord has focused the attention on transparency and control of operational risk, as, starting 2008, banks must hold capital for operational risks. If a bank has identified its operational risks and demonstrably manages them effectively, it can be expected that fewer losses will occur and that less capital is required to cover them. Rabobank has developed a model to calculate the capital to be held for operational risks in such a way that it is aligned with the current risk profile of Rabobank Group as a whole as well as that of each individual business unit.

Specifically for operational risk management, Rabobank Group has stated that it is targeting the highest ambition level in the Basel II accord: the Advanced Measurement Approach. Rabobank Group aims thereby to demonstrate that it has risk management high on its agenda and that its Triple A rating is more than deserved. The use of the Advanced Measurement Approach makes Rabobank Group's control structure more transparent and the co-ordination at Group level creates benefits in the fields of knowledge building and sharing. The establishment, by Group Risk Management, of policy frameworks and standards and alignment of the control organisation with these frameworks contributes substantially to Rabobank Group's 'being in control' in the area of risk management.



"We give the students lots of encouragement"

"Work enables this group to play a part in society. We used our network to create traineeship positions, talking to enterprises and interest groups. Warda handled the match with the students. The project is highly successful: we have meanwhile started in Overvecht as well."
*Laurent van den Nouwland, director of the Enterprises business unit at Rabobank Utrecht-Nieuwegein*



*Rabobank Utrecht-Nieuwegein helps people from Kanaleneiland district find traineeship positions*

# Opportunities for students from ethnic minorities

Like many of her fellow students, Warda el Markai, who is a student at a Regional Training Centre (ROC), was unable to find herself a traineeship position. Rabobank Utrecht-Nieuwegein decided to help. It granted Warda a traineeship position plus a project: Traineeship opportunities for 'Kanaleneilanders'. The aim was to create traineeship positions for ROC students at businesses in Kanaleneiland. Currently, over one hundred such positions have been realised.

# Corporate social responsibility

Rabobank Group's ambition is to remain a corporate social responsibility (CSR) leader in financial services. This is in support of customer value, continuity, long-term profitability and the risk profile and thereby in support of the triple A rating. Ethical business practices, transparency and accountability - these are Rabobank's watch-words. The annual CSR monitor shows that the bank has succeeded in achieving the greater part of its targets for 2005. Rabobank retained its position as Europe's most sustainable bank in the sustainability rating of the Swiss Sustainable Asset Management Group (SAM). In both 2006 and 2007, applying CSR will be central to Rabobank's core processes. To that end, each Group entity has identified two CSR targets that relate to that entity's primary function. This is another important step on the road to further integration of CSR throughout the organisation.

Sustainability is embedded in Rabobank's cooperative structure, which in turn is closely linked with such principles as duty of care, inclusiveness, openness and dialogue with society. Over the past one hundred years and more, Rabobank has developed from a purely lending-oriented cooperative to a customer-oriented cooperative, with customer value and member engagement as central elements. Corporate social responsibility is therefore a logical consequence of Rabobank's core values 'committed' and 'near-you'.
Rabobank is the food & agri market leader in the Netherlands and wishes to expand its activities in this market globally through organic growth and selected acquisitions. This ambition obliges Rabobank, on the basis of its cooperative philosophy, to place CSR high on its policy agenda. Through CSR, Rabobank wants to contribute towards creating long-term value for its clients, employees and investors as well as for society and the environment in the broadest sense.
This includes staff compliance with CSR standards on items such as respect, integrity and professionalism. It also includes the application of sustainability criteria in the bank's own financial services and products by implementing CSR standards in loan granting, propositions for sustainable investment funds and payment and savings products, and transparent product and delivery conditions. Also, staff must be offered opportunities for professional development and social engagement.
In operational terms, the focus is on efficiency, lower environmental impact, reduced energy consumption and paper use, sustainability in building and responsible procurement.

## Reputation risks and credit risks

Reputation management under CSR is performed by adequately, regularly and proactively addressing issues that concern Rabobank's actions, such as respect for human rights in enterprises financed by us.
Reputation management is also implemented by means of transparent corporate governance, by operating in compliance with external guidelines and internal codes and by incorporating sustainability criteria in the financial services. For example, CSR reviews are increasingly incorporated in credit assessments.

# Strategy and targets

- Further strengthening of Rabobank's identity and reputation as a cooperative bank that is highly committed and focuses on sustainability.
- Stronger market orientation of corporate social responsibility (CSR) through accelerated integration of CSR criteria in the lending process.
- Sales growth in CSR products and services
- Further expansion of the Rabobank Development Program
- Further reduction of the environmental impact by actions

## Triple P

It is of great importance to Rabobank Group that its customers and other stakeholders perceive corporate social responsibility as a visible and distinguishing element of the bank's image and actions. To institutional investors, the CSR element is increasingly a determining factor in their decisions to invest, with special focus on the ratings awarded to Rabobank by the various agencies that issue 'sustainability ratings'. Rabobank's good 'triple P rating' (people, planet, profit), makes it more interesting for institutional investors to invest in Rabobank bonds. Thus, Triple P has a direct link with its financial counterpart, i.e. the Triple A rating.

## CSR monitoring and reporting (GRI guidelines)

Within Rabobank, corporate social responsibility is made visible by monitoring in all individual business units and in the local Rabobanks. In this way, the envisaged transparency in non-financial performance is realised. As a result, Rabobank Group's Annual Responsibility and Sustainability Report 2004 was the first to receive partial positive verification in the Netherlands. Monitoring facilitates managing towards CSR targets and result reporting. Starting 2006, all CSR data to be collected must meet the same quality demands as those defined by the Dutch Central Bank for financial data. Each quarter, the CSR data will be processed by Rabobank Group's Financial Control simultaneously with the financial data.

## CSR in products and services

The year 2004 saw the first closing of the Robeco Sustainable Private Equity Fund of Funds. This fund, of which Robeco is the Asset Manager and Rabobank the Investment Advisor, closed at a volume of EUR 122 million. The fund is used for investments in the best 'clean-tech' and 'mean-stream' private equity funds. These funds invest in non-listed enterprises that are stimulated in the area of corporate social responsibility by applying Rabobank's 'Responsible Entrepreneurship Guidelines'. The aim is to improve the performance of these enterprises by means of risk control and by using opportunities arising from social and environmental developments. In 2005, the Fund of Funds received the Clean Tech Award from Clean Tech Ventures for the most innovative clean-tech investment product.

## CSR in lending

Rabobank's position in the food & agri sector entails social responsibility. The implementation of a sustainability review in the credit assessments of projects in Brazil, Singapore and Thailand, as well as in the Netherlands, was therefore continued in 2005. Based on research in Brazil, a new CSR instrument will be applied in lending in that country in 2005. Under this scheme, the client will receive both a credit rating and a CSR rating, with an explicit review of his performance in the most relevant non-financial areas. Social issues such as corporate governance, staff policy (including human rights), product and customer safety and the environment can be factors for each country and sector. Explicit focus on CSR in the lending process makes it possible to manage risks resulting from social or environmental developments.

## Rabo Groen Bank

Rabobank maintained its lead in the market for green financing in 2005 and has a market share of 50%. Total assets of Rabo Groen Bank amounted to EUR 2.7 billion. Gross loans increased to EUR 550 million in 2005. Last year saw the first 'earmarked' issue of green bonds. These are bonds with advance indication to investors of the project the issue proceeds will in principle be spent on. In 2005, EUR 53 million in funding was realised with these bonds to finance the new waste-fired power plant of Afval Energie Bedrijf, in Amsterdam.

Rabobank is particularly strong in financing Green Label Greenhouses, biological agriculture, agricultural nature management and wind energy, with the local Rabobanks playing an important part. Nearly all banks sell green bonds to private clients. More than three-quarters of the local Rabobanks are involved in providing green financing.

## Sustainable Rabobank operations

Obviously, an important element in the overall CSR policy is realising sustainable operations within the Rabobank organisation itself. Numerous initiatives in this area have been developed over the past years. Targets include reduction in paper use, procurement of green power only, sustainability in building offices and sustainable staff mobility.

### Reduction in paper use

'A forest a year' - this is Rabobank Group's targeted reduction. The ultimate target is a 10% reduction in A4 paper use, 7% of which was achieved in 2004. Despite this slowdown in 2005, the 10% reduction has now been reached.

### FSC paper

An important milestone in 2005 was the signing of an agreement with FSC Nederland on the use of FSC certified paper. The FSC label represents sustainable forest management. This paper has been phased in from October 2005 for large-volume applications such as branded and copying paper, account statements and envelopes. As a result, around 80% of total paper use is now FSC label compliant. The Annual Reports are printed on this paper as well.

### Energy

The effect of the framework contract for the supply of green power to Rabobank Group's 1,300 offices in the Netherlands, which was signed in 2004, became visible in 2005, raising the share of green power to about 99% in 2005. In addition, a major step forward was taken in the integration of the various aspects of energy management. The procurement of gas and green power, metering, benchmarking of energy consumption per square metre, as well as the entire handling of the energy invoices, have all been included in an integrated energy programme that was made available to all Rabobank Group entities in 2005.

### Sustainability in building

A programme of requirements has been drawn up for the newly to be built Rabobank Nederland offices in Utrecht, containing a high ambition for sustainability in building. The use of FSC certified wood is only one of the demands. For local Rabobanks, environmental standards have been incorporated in the briefs, including as a matter of course the use of FSC certified building materials.

### Mobility

The Rabobank aims to continue to be among the world's most sustainable banks. To emphasise this ambition, the car lease arrangement was adjusted in 2005. Employees of Rabobank Nederland are allowed to lease only relatively fuel-efficient cars, and this also applies to all management levels. By 2008, this should result in a 5% net annual decrease in the number of leased cars and a 10% annual reduction of the total $CO_2$ emission of the leased car fleet. The Rabobank also tries to reduce the use of cars in favour of public transport. For example, as from 2006, public transport costs only are refunded for certain identified routes.

### Sustainable procurement

The Rabobank also wishes to embed CSR structurally in its day-to-day procurement practice. In a number of areas, e.g. energy and paper, Rabobank Nederland is already experienced in the integration of CSR

## CSR awards for Rabobank

In the sustainability assessment by the Swiss Sustainable Asset Management Group (SAM), as published in 2005, Rabobank remained Europe's most sustainable bank. Compared to 2003, the sustainability score improved from 74% to 80%. Globally, Rabobank comes after the Australian Westpac Banking Corporation.
In the rating by the Sustainable Investment Research International (SiRi) of early 2006, Rabobank received the highest rating in the Diversified Financials industry sector. SiRi rates corporate entities in eight non-financial areas: compliance with codes and standards, corporate governance, customer service, staff policy, the environment, procurement, contribution to society and the allocation of the purpose of financing.

## Award for Responsibility and Sustainability Report

In the year under review, Rabobank Group received the Accountancy Award 2005 (ACC Award) for the best Annual Responsibility and Sustainability Report. The report entitled 'Our corporate social responsibility' is a summary of the main themes of the full Annual Responsibility and Sustainability Report, which is available on the Internet, and deals with specific dilemmas. According to the jury, strengths of the Report included the description of CSR integration in the organisation and of the activities in developing countries.

aspects in the procurement chain. Further, aspects such as child safety and child labour are already taken into account right from the procurement of premiums. Responsible procurement will be further implemented in day-to-day operations in the years to come.

## Banking in developing countries

The Rabobank Development Program focuses primarily on enterprising people in rural areas of developing countries and gives them access to affordable financial services. This stimulates entrepreneurship, sustainable economic growth and prosperity. Here, Rabobank benefits from its wide expertise in the international food & agri sector and its many years of experience in cooperative retail banking. With its knowledge, management and capital, Rabobank contributes to well-organised local financial services.
For many years, the Rabobank Foundation has supported savings and loan cooperatives in developing countries. Early last year, Rabo Financial Institutions Development B.V. was established. It provides capital to banks with a national coverage and develops these banks into fully-fledged financial institutions.

In 2005, Rabobank, together with three Tanzanian consortium partners, took a 49% interest in the National Microfinance Bank (NMB). In the years to come, Rabobank will make a significant contribution to NMB's management. In addition, Rabobank will provide technical support in NMB's further development. With its 100 offices, this bank is one of Tanzania's largest banks and is very important to the development of the rural economy in this country.

In addition, the Rabobank Foundation and Rabobank International, together with the Dutch Ministry of Foreign Affairs and Solidaridad, launched the 'Sustainable Agriculture Guarantee Fund'. The aim of this fund is to give small and medium-sized agricultural enterprises in developing countries better access to affordable loans. The fund will provide credit guarantees to local Rabobanks in South America, Africa and Asia, enabling them to grant loans to farmers' cooperatives on more favourable terms, for instance for the production and export of sustainable, certified agricultural products such as coffee.

## CSR targets for all entities

Every Group entity must formulate two concrete CSR targets for 2006 that tie in with the general targets, an example being the introduction of CSR criteria in lending for Rabobank International. In 2007, all Group entities will be assessed on the achievement of the two targets set.

More information on Rabobank Group's CSR policy and activities can be found in the Annual Responsibility and Sustainability Report 2005. This report is available on the Internet. The Internet version complies with the Global Reporting Initiative guidelines. In addition, examples of interesting projects initiated by local Rabobanks and Group entities can be found on the Internet. See: www.rabobank.com



*Rabobank Rotterdam finances entrepreneurs in socially disadvantaged districts*

# Impulse to the local economy

Rotterdam has identified eight Opportunity zones, i.e. socially disadvantaged city districts where entrepreneurs can get a 50 per cent investment premium. In this way, the city intends to create an economically healthy environment. Rabobank Rotterdam supports the initiative. Based on the subsidy provider's positive assessment, it quickly finances the remaining investment amount at a discounted interest rate and commission.



*"Fast treatment means entrepreneurs quickly know where they stand"*

*"Through this arrangement, we are actively addressing urban problems. When an entrepreneur has been granted a subsidy, he can in principle have the money at his disposal within a few days, without being subjected to a new assessment process. So far, we have financed four such entrepreneurs. Many more will follow, because 400 subsidy requests have been filed with the municipality."* Arjen van Klink, Strategy & Innovation adviser at Rabobank Rotterdam

# Consolidated balance sheet

| | At 31 December | |
|---|---|---|
| In millions of euros | 2005 | 2004 |
| **Assets** | | |
| Cash and cash equivalents | 2,923 | 7,269 |
| Due from other banks | 53,065 | 41,050 |
| Trading financial assets | 39,011 | 32,646 |
| Other financial assets at fair value through profit and loss | 14,871 | 32,498 |
| Derivative financial instruments | 24,135 | 32,035 |
| Loans to customers | 304,451 | 273,946 |
| Available-for-sale financial assets | 51,221 | 48,320 |
| Held-to-maturity financial assets | 1,908 | 2,207 |
| Investments in associates | 2,971 | 714 |
| Goodwill and other intangible assets | 252 | 204 |
| Property and equipment | 3,115 | 3,313 |
| Investment properties | 768 | 1,178 |
| Deferred tax assets | 1,236 | 1,076 |
| Other assets | 6,307 | 7,118 |
| **Total assets** | 506,234 | 483,574 |

| In millions of euros | At 31 December 2005 | 2004 |
|---|---|---|
| **Liabilities** | | |
| Due to other banks | 109,749 | 96,347 |
| Due to other banks at fair value through profit and loss | 239 | 97 |
| Due to customers | 186,427 | 177,471 |
| Due to customers at fair value through profit and loss | 32 | 11 |
| Debt securities in issue | 115,992 | 97,520 |
| Debt securities in issue at fair value through profit and loss | 19,333 | 11,940 |
| Derivative financial instruments and other trade liabilities | 28,081 | 39,171 |
| Other debts | 7,346 | 7,650 |
| Insurance liabilities | 3 | 17,882 |
| Other financial liabilities at fair value through profit and loss | 7,341 | 7,090 |
| Provisions | 931 | 1,081 |
| Deferred tax liabilities | 329 | 223 |
| Employee benefits | 1,437 | 1,958 |
| Subordinated debt | 2,645 | 2,129 |
| **Total liabilities** | 479,885 | 460,570 |
| | | |
| **Equity** | | |
| Equity of Rabobank Nederland and local Rabobanks | 15,450 | 14,018 |
| Rabobank Member Certificates issued by group companies | 5,811 | 3,840 |
| | 21,261 | 17,858 |
| Trust Preferred Securities III to VI issued by group companies | 2,092 | 1,877 |
| Minority interests | 2,996 | 3,269 |
| **Total equity** | 26,349 | 23,004 |
| **Total equity and liabilities** | 506,234 | 483,574 |

# Consolidated profit and loss account

| In millions of euros | 2005 | 2004 |
|---|---|---|
| | For the year ended 31 December | |
| Interest income | 22,101 | 18,580 |
| Interest expense | 15,694 | 12,385 |
| **Interest** | 6,407 | 6,195 |
| Fee and commission income | 2,639 | 2,294 |
| Fee and commission expense | 422 | 422 |
| **Fees and commission** | 2,217 | 1,872 |
| Income from associates | 226 | 99 |
| Trading income | 373 | 333 |
| Net income from non-trading financial assets and liabilities at fair value through profit and loss | 20 | (90) |
| Gains on available-for-sale financial assets | 38 | 27 |
| Income from Interpolis insurance business | 353 | 214 |
| Other | (271) | 572 |
| **Income** | 9,363 | 9,222 |
| Staff costs | 3,880 | 3,683 |
| Other administrative expenses | 1,953 | 2,173 |
| Depreciation and amortisation | 331 | 321 |
| **Operating expenses** | 6,164 | 6,177 |
| Value adjustments | 517 | 479 |
| ***Operating profit before taxation*** | 2,682 | 2,566 |
| Taxation | 599 | 773 |
| **Net profit for the year** | 2,083 | 1,793 |
| Of which attributable to Rabobank Nederland and local Rabobanks | 1,577 | 1,392 |
| Of which attributable to holders of Rabobank Member Certificates | 211 | 217 |
| Of which attributable to Trust Preferred Securities III to VI | 111 | 20 |
| Of which attributable to minority interests | 184 | 164 |
| **Net profit for the year** | 2,083 | 1,793 |

# Consolidated statement of changes in equity

| In millions of euros | Equity of Rabobank Nederland and local Rabobanks | Rabobank Member Certificates | Trust Preferred Securities III to VI | Minority interests | Total equity |
|---|---|---|---|---|---|
| **At 1 January 2004** | 12,501 | 3,853 | - | 3,325 | 19,679 |
| **Arising in the period:** | | | | | |
| Available-for-sale financial assets - net fair value changes, after taxation | 376 | - | - | - | 376 |
| Currency translation differences | (57) | - | - | - | (57) |
| Available-for-sale financial assets - reclassified to net profit for the year, after taxation | (109) | - | - | - | (109) |
| **Total income and expense for the year recognised directly in equity** | 210 | - | - | - | 210 |
| Net profit for the year | 1,392 | 217 | 20 | 164 | 1,793 |
| **Total income and expense** | 1,602 | 217 | 20 | 164 | 2,003 |
| Issue of Rabobank Member Certificates and Trust Preferred Securities | - | (13) | 1,877 | - | 1,864 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | - | (217) | (20) | - | (237) |
| Other | (85) | - | - | (220) | (305) |
| **At 31 December 2004** | 14,018 | 3,840 | 1,877 | 3,269 | 23,004 |

# Consolidated statement of changes in equity

| In millions of euros | Equity of Rabobank Nederland and local Rabobanks | Rabobank Member Certificates | Trust Preferred Securities III to VI | Minority interests | Total equity |
|---|---|---|---|---|---|
| **At 1 January 2005** | 14,018 | 3,840 | 1,877 | 3,269 | 23,004 |
| ***Arising in the period:*** | | | | | |
| Available-for-sale financial assets - net fair value changes, after taxation | (179) | - | - | - | (179) |
| Available-for-sale financial assets - reclassified to net profit for the year, after taxation | (114) | - | - | - | (114) |
| Currency translation differences | 22 | - | 215 | - | 237 |
| Cash flow hedges – net fair value gains, after taxation | 1 | - | - | - | 1 |
| **Total income and expense for the year recognised directly in equity** | (270) | - | 215 | - | (55) |
| Net profit for the year | 1,577 | 211 | 111 | 184 | 2,083 |
| **Total income and expense** | 1,307 | 211 | 326 | 184 | 2,028 |
| Issue of Rabobank Member Certificates and Trust Preferred Securities | - | 1,971 | - | - | 1,971 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | - | (211) | (111) | - | (322) |
| Other | 125 | - | - | (457) | (332) |
| **At 31 December 2005** | 15,450 | 5,811 | 2,092 | 2,996 | 26,349 |

# Consolidated cash flow statement

| In millions of euros | 2005 | 2004 |
|---|---|---|
| | For the year ended 31 December | |
| **Cash flows from operating activities** | | |
| Operating profit before taxation | 2,682 | 2,566 |
| Adjusted for: | | |
| ***Non-cash items recognised in profit and loss and other adjustments*** | | |
| Depreciation and amortisation | 343 | 330 |
| Value adjustments | 517 | 479 |
| Change in insurance liabilities (excluding Interpolis) | 13 | 27 |
| Result on sale of property and equipment | (12) | (9) |
| Share of (profit) of associates and result on sale of subsidiary | (218) | (65) |
| Fair value gains/losses on investment properties | 1 | (18) |
| Fair value gains/losses on available-for-sale financial assets reclassified to the income statement | (20) | 90 |
| Net gains/losses on trading financial assets | (373) | (333) |
| Net income from non-trading financial assets and liabilities at fair value through profit and loss | (38) | (27) |
| ***Net (increase)/decrease in property and equipment*** | | |
| Due from other banks | 1,387 | 14,054 |
| Trading financial assets | (5,741) | 5,593 |
| Derivative financial instruments | 7,900 | (4,555) |
| Net (increase)/decrease in non-trading financial assets at fair value through profit and loss | 25,219 | (18,534) |
| Loans to customers | (30,337) | (27,044) |
| ***Net increase/(decrease) in liabilities relating to operating activities*** | | |
| Derivative financial instruments and other trade liabilities | (11,090) | 5,596 |
| Due to customers | 8,956 | 17,541 |
| Debt securities in issue | 18,472 | 6,070 |
| Other debts | (304) | (1,781) |
| Income tax paid | (634) | (680) |
| Other changes (mainly attributable to disposal of Interpolis) | (18,861) | 7,526 |
| **Net cash flow from operating activities** | (2,138) | 6,826 |

# Consolidated cash flow statement

For the year ended 31 December

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Cash flows from investing activities** | | |
| Acquisition of subsidiaries net of cash and cash equivalents acquired | (21) | (206) |
| Disposal of subsidiaries net of cash and cash equivalents disposed | 2 | 4 |
| Acquisition of property and equipment and investment properties | (456) | (568) |
| Income from sale of property and equipment | 318 | 644 |
| Acquisition of available-for-sale financial assets and held-to-maturity financial assets | (14,885) | (19,485) |
| Income from sale and repayment of available-for-sale financial assets and held-to-maturity financial assets | 10,286 | 8,848 |
| **Net cash flow from investing activities** | (4,756) | (10,763) |
| **Cash flows from financing activities** | | |
| Proceeds from issue of Rabobank Member Certificates | 2,000 | - |
| Proceeds from issue of Trust Preferred Securities | - | 1,879 |
| Proceeds from issue of subordinated debt instruments | 1,000 | 1,927 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | 322 | 237 |
| Repayment of subordinated debt | (774) | (15) |
| **Net cash flow from financing activities** | 2,548 | 4,028 |
| **Net increase/(decrease) in cash and cash equivalents** | (4,346) | 91 |
| Cash and cash equivalents at beginning of year | 7,269 | 7,178 |
| **Cash and cash equivalents at end of year** | 2,923 | 7,269 |

The purchase of the interest in Eureko and the sale of the interest in Interpolis did not generate any cash flows.

The cash flows from interest are included in the net cash flow from operating activities. The interest income and expense amounted:

| | 2005 | 2004 |
|---|---|---|
| Interest income | 22,101 | 18,580 |
| Interest expense | 15,694 | 12,385 |

# Notes to the balance sheet

**Rabobank Group's consolidated total assets grew by 5% in 2005 to EUR 506 billion. Lending increased by 11% and savings by 10%.**

## Loans to customers

Loans to customers increased by 11% in 2005 to EUR 304 (274) billion. This total comprises:

- Lending and security transactions to government clients;
- Securities transactions due from private sector lending;
- Credit adjustments due to hedge accounting;
- Private sector lending.

At the end of 2005, lending to government clients amounted to EUR 2.5 (4.2) billion and the outstanding amount of securities transactions was EUR 22.0 (18.6) billion. The Rabobank Group uses derivatives to hedge its interest rate risk for loans to clients. These derivatives are valued at fair value and loans to clients are valued on an amortised cost basis. The Rabobank Group applies hedge accounting to prevent value changes from being reflected directly in the profit and loss account. For 2005, this resulted in a EUR 1.8 (2.2) billion revaluation of loans to customers. The majority of loans concerns private sector lending. This item, which represents 55% of total assets, increased by 12% to EUR 278.1 (249.0) billion, mainly as a result of the strong growth in mortgage loans. The greater part of lending (79%) was in the Netherlands, with 9% elsewhere in Europe, 8% in America, 4% in Australia and New Zealand and 1% in the rest of the world. Loans to private individuals made up 53% of private sector lending, 30% was in the trade, industry and services sector and 17% in the food & agri sector.

## Lending by sector

### - Private individuals

Total loans to private individuals increased by 10% to EUR 146.5 (133.2) billion in the year under review, with the greater part, 97%, granted in the Netherlands. Abroad, lending to private individuals grew by more than 10%, which was due in particular to strong growth in Ireland.

### - Trade, industry and services

During the year under review, lending to corporate clients in trade, industry and services was 9% higher than a year ago. As a result, total lending to these clients amounted to EUR 83.3 (76.3) billion, with the strongest growth in the industry and financial services sectors.

### - Food & agri

Lending to the food & agri sector covers the complete chain of the primary agricultural sector, up to and including food retail. Lending in this sector grew by 22% to EUR 48.2 (39.5) billion. The food & agri activities abroad showed a particularly strong growth of no less than 43%. The strong growth in lending to the primary agricultural sector included loans to vegetable and fruit growers.

**Lending by Group entity at year-end 2005**



| | |
|---|---|
| Domestic retail banking | 73% |
| Wholesale banking and international retail banking | 19% |
| Leasing | 5% |
| Real estate | 2% |
| Other | 1% |

### Lending by Group entity

Of the total private sector lending of EUR 278.1 billion, EUR 200.7 (183.6) billion was granted by the domestic retail banking operations. Their share of total lending was 73%. Wholesale banking and international retail banking operations granted loans representing 19% of total lending. Leasing and real estate represented 5% and 2%, respectively.

## Other financial assets

Other financial assets comprise shares, bonds, money market paper, short-term government paper and other forms of securities.
Other financial assets are subdivided into the following categories:

- Trading financial assets;
- Available-for-sale financial assets;
- Other financial assets at fair value through profit and loss;
- Held-to-maturity financial assets.

At year-end 2005, other financial assets amounted to EUR 107 (116) billion, or 21% of total assets. Around 36% of these financial assets, or EUR 39 billion, is held for trading. Value differences in this item are taken directly to the profit and loss account. The greater part of the financial assets, EUR 51 billion, is in the 'available for sale' category. This item plays an important part in providing for the liquidity needs and is not designed to generate short-term profits. The difference between carrying value and fair value is taken to the revaluation reserve. However, the value differences of part of those financial assets that are valued at fair value, EUR 15 billion, are taken to the profit and loss account. This concerns primarily securities linked directly to liabilities where any valuation fluctuations are likewise taken to the profit and loss account. A small part of the financial assets, EUR 2 billion, is held-to-maturity and is valued at amortised cost.

## Due to customers

Due to customers grew by 5% to EUR 186.4 (177.5) billion in the year under review. Due to customers comprise savings, repurchase contracts and other due to customers. The repurchase contracts amounted to EUR 5.4 (3.9) billion and the other due to customers to EUR 94.8 (95.3) billion.

### Savings

Savings grew by 7.9 billion in 2005 to EUR 86.2 (78.3) billion, a rise of 10%. Most of the increase was realised in Internet savings, which grew by EUR 7 billion. As a result, the share of Internet savings in total savings rose from 43% to 46%. This was at the expense of the traditional savings accounts and telesavings. The relative share of fixed-term deposits increased from 7% to 10%. This came as some surprise, since holders of salary savings accounts in the Netherlands were granted free access to a large part of their salary savings. Against expectations, however, a large number of account holders did not avail themselves of this opportunity for tax reasons.

**Other financial assets at year-end 2005**


Available-for-sale 48%
Held-for-trading 36%
Carried at fair value through profit and loss 14%
Held-to-maturity 2%

**Breakdown of Rabobank Group savings at year-end 2005**


Internet savings 46%
Savings accounts 18%
Telesavings 12%
Fixed-term deposits 10%
Roparco 6%
Other 8%

## Debt securities

At the end of 2005, a total amount of EUR 135.3 (109.5) billion in debt instruments was on the balance sheet, almost half of which was classed as short-term debt paper. In the year under review, more than EUR 20 billion in long-term debt securities was issued to finance the growth in lending.

## Subordinated debt

At the end of 2005, the total amount of subordinated debt outstanding was EUR 2.6 (2.1) billion. To strengthen Tier II capital, a EUR 1 billion subordinated loan was placed on a private basis with institutional investors in 2005. Also, Trust Preferred Securities I to an amount of EUR 650 million were redeemed. The Trust Preferred Securities II, which do not qualify as equity, are reported as subordinated debt on the balance sheet.

## Equity

The equity at year-end 2005 were EUR 26.3 (23.0) billion. Equity comprise equity of Rabobank Nederland and local Rabobanks, Member Certificates, Trust Preferred Securities III-VI and minority interests.
In 2005, EUR 2.0 billion in new Member Certificates was placed with members. As on earlier occasions, there was great interest in the new capital and the issue was oversubscribed. At the end of 2005, 59% of equity consisted of equity of Rabobank Nederland and local Rabobanks (mainly retained earnings), 22% of Member Certificates, 8% of Trust Preferred Securities and 11% of minority interests.

**Equity at year-end 2005**


Equity of Rabobank Nederland
and local Rabobanks 59%
Member Certificates 22%
Minority interests 11%
Trust Preferred Securities III-VI 8%

# Notes to the profit and loss account

**Rabobank Group's net profit was 16% higher in 2005 at EUR 2,083 million. This growth is partly due to strict cost control. Income was marginally higher and the tax burden was lower.**

## Income up 2%

Total income rose 2% to EUR 9,363 (9,222) million. Commission income in particular increased sharply in 2005, while other income was lower.

## Interest income up 3%

Net interest income was EUR 212 million higher at EUR 6,407 million, an increase of 3%. This was lower than the growth in lending and savings, reflecting the significant narrowing of the interest margin under pressure from increased competition and the flattening of the yield curve.

## Fees and commission up 18%

Total net fees and commission income in 2005 was EUR 345 million, or 18%, higher at EUR 2,217 million. This increase was due mainly to higher commission income from asset management and other commission income, which includes fees and commission from Global Financial Markets.

## Other income down 36%

Other income was down 36% at EUR 739 (1,155) million. This item includes the insurance business and trading results, the bank's share in the results of associates and the results on financial assets available-for-sale. The results of insurance business and of associates were both excellent. Income was down as a result of fewer exits at Gilde funds (after the highly successful year 2004) but also because fewer funds were consolidated than in 2004. The trading results, the results on available-for-sale financial assets and a large proportion of the other income are relatively volatile, because these items are heavily influenced by exchange-rate and interest-rate movements. Losses of other income were largely attributable to swaptions arranged by Rabobank with its pension fund. This swaption hedged the pension funds against the effect of lower interest rates, while Rabobank decreased its interest rate risk on higher interest rates. Because interest rates fell during the subsequent period, this resulted in year-end losses for Rabobank but in higher investment returns for the pension fund. Rabobank benefits from this, since in the defined benefit plan, its contribution depends on the investment returns achieved. However, higher returns than expected do not immediately translate into a more favourable pension premium trend, whereas the losses on the swaption were charged directly to the result for 2005.


Fees and commission
in EUR millions
700
600
500
400
300
200
100
0
2004
2005
Asset management
Payment services
Insurance
Lending
Sales and purchases
Other commission

## Expenses fractionally lower

Total expenses decreased fractionally in 2005, down EUR 13 million to EUR 6,164 million, due entirely to lower other administrative expenses. Staff costs and depreciation were slightly higher.

## Staff costs 5% higher

Staff costs were up 5% at EUR 3,880 (3,683) million, mainly reflecting higher pension expenses. Wages and salaries were 3% higher. The number of FTEs decreased in 2005 by 4,636 to 45,580, largely as a consequence of the sale of Interpolis to Eureko. Adjusted for this effect, there was an increase of just over 1%, reflecting the growth in the bank's international operations.

## Other administrative expenses 10% lower

Other administrative expenses, which include IT costs, rents and the like, were 10% lower, down EUR 220 million at EUR 1,953 million. This decrease reflects in part the sale of equity investments by Gilde funds, which are therefore no longer included in the consolidation. Operation Service also yielded the first cost savings. An additional provision of EUR 85 million was formed for Operation Service in 2005, on top of the provision of EUR 120 million formed in 2004.

## Value adjustments 8% higher

Value adjustments, which comprise loan losses and losses on financial assets, were 8% higher at EUR 517 million, equivalent to 25 basis points of the average risk-weighted items (unchanged compared with 2004).

Risk-related costs in 2005 were incurred largely as a result of an increase by the international activities of the wholesale and international retail business unit, where value adjustments were higher last year as a result of the formation of several new provisions for activities in other countries. Value adjustments for the Dutch retail banking business were lower, reflecting the very low risk profile of the loan portfolio, which consists predominantly of personal lending.

## Operating profit before taxation up 5%

Operating profit before tax rose 5% in 2005 to EUR 2,682 (2,566) million.

## Lower taxes

Taxation in 2005 amounted to EUR 599 (773) million, equivalent to an effective tax rate of 22.3% (30.1%). The lower tax burden was due chiefly to the lower rate of Dutch corporation tax and incidental tax income.

## Net profit up 16%

Net profit in 2005 turned out 16% higher at EUR 2,083 (1,793) million. After the deduction of minority interests and payment of the fee to holders of Rabobank Member Certificates and Trust Preferred Securities, in so far as these are counted as equity, the remaining sum of EUR 1,577 (1,392) million has been appropriated to equity.

# Auditors' report

We have audited the consolidated balance sheet, consolidated profit and loss account, consolidated statement of changes in equity and consolidated cash flow statement for the year 2005, hereinafter referred to as the annual figures, of Rabobank Group [1], as set out on pages 80 to 86 of this report. These annual figures have been derived from the financial statements of Rabobank Group for the year 2005, which were audited by us and on which we issued an unqualified auditors' report on 8 March 2006. These annual figures are the responsibility of the Executive Board of Rabobank Group. Our responsibility is to express an opinion thereon based on our audit.

We have established that the annual figures are in accordance with the financial statements from which they have been derived.

For a better understanding of Rabobank Group's financial position and results and of the scope of our audit, the annual figures should be read in conjunction with the full financial statements from which they have been derived and our auditors' report issued thereon.

Utrecht, 8 March 2006

Ernst & Young Accountants

1) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. in Amsterdam, its affiliated Rabobanks, Robeco Group N.V. in Rotterdam, De Lage Landen International B.V. in Eindhoven, Schretlen & Co N.V. in Amsterdam, FGH Bank N.V. in Utrecht, Rabohypotheekbank N.V. in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken B.A. in Amsterdam and their group companies.

# Directors and management of Rabobank Group*

## General Managers

Ralf Dekker (R.J.)
Jan Dijkstra (J.D.)
Henn Geukers (H.M.)
Tjalling Halbertsma (T.B.)
André van Iersel (A.A.J.M.)
Wouter Kolff (W.J.)
Jos van Lange (J.H.P.M.)
Hans van der Linden (J.A.M.)
Bert Mertens (H.H.J.)
Monika Milz (M.R.)
Rik Op den Brouw (H.)
Thomas van Rijckevorsel (T.C.A.M.)
Harry de Roo (J.H.)
Sipko Schat (S.N.)
Karel Schellens (C.A.C.M.)
Rutger Schellens (R.V.C.)
Jaap Slotema (J.)
Jan van Veenendaal (J.)

## Deputy General Managers

Ad Bakermans (A.W.F.J.)
Aad Balm (A.M.A.W.)
Robin Bargmann (R.K.)
Guido van Berkel (G.M.P.M.)
Wim Boonstra (W.W.)
Jan Bos (J.J.)
Gilles Boumeester (G.V.)
Jacqueline van den Brink (J.C.)
Cor Broekhuyse (C.F.)
Evert Broekmans (E.A.H.G.)
Edwin Brouwers (E.A.J.)
Ineke Bussemaker (I.)
Ben Christiaanse (B.J.)
Marc Cootjans (M.A.W.)
Henk Datema (H.J.)
Bruce Dick (B.)
Roy van Diem (R.)
Haijo Dijkstra (H.H.J.)
Walter van Dinther (W.H.M.M.)
Wim Dufourné (G.W.)
Dick Duit (D.)
Pieter Emmen (P.C.A.M.)
Gerard Fransen (G.J.)
René Frijters (R.J.A.)
Jan Geurts (J.J.G.)
Ab Gillhaus (A.J.)
Rob Hartog (D.R.)
Floris Henning (F.J.)
Cilian Jansen Verplanke (C.A.)
Gerard van Kaathoven (G.J.C.M.)
Rob Kemna (R.A.C.)
Peter Keur (P.C.)
Diane Kimman-Boogaard (D.A.)
Rob Klomps (R.F.)
Peter Knuvers (P.M.)
Jan Kool (J.)
Bart Jan Krouwel (B.J.)
Bram Kruimel (B.J.)
Sjors Kruiper (S.J.)
Arnold Kuijpers (A.J.A.M.)
Willem Lageweg (L.W.)
Jaap Lammers (J.C.)
Mariëlle Lichtenberg (M.P.J.)
Vincent Lokin (V.E.C.)
Theo Martens (Th.H.)
Adri Meijdam (A.J.)
Christian Mol (C.H.A.M.)
Jan Molenaar (J.B.J.M.)
Hans van de Molengraft (J.C.)
Fergus Murphy (F.)
Rob Niesert (R.P.J.)
Frans Overdijk (F.B.)
Peter Norrie (P.)
Harrie de Poot (H.J.W.)
Maarten Rosenberg (M.F.)
Marike Schaafsma (M.A.)
Cees Schakelaar (C.G.)
Jan Schinkelshoek (J.)
Ben Scholten (B.)
Annemarie Scholtis-Van den Berg (A.)
Jan Schonewille (J.)
Jan Schuchard (J.)
Gerlinde Silvis (A.G.)
Ronald Slaats (R.A.M.)
Marjo Smulders (M.J.J.)
Frits Swinkels (G.J.P.)
Jan Smits (J.W.M.)
Jan van Teeffelen (J.G.J.)
Ben Vergouw (G.J.)
Gerda Verpoorte (G.P.)
Niek Vogelaar (N.)
Guido Vos (G.J.)
Willem Wagner (W.)
Fred Weenig (F.)
Alfons de Weerdt (A.L.)
Rolf Westmijse (R.)
Pieter Wetselaar (P.)
Ruurd Weulen Kranenberg (R.)
Hans van Zanten (J.)

* As of 15 March 2006

# Directors and management of Group entities*

## ACCBank plc
Harry de Roo (J.H.), Chairman
Colm Darling (C.)
Padraic O'Connor (P.)
Hidzer Kiewiet de Jonge (H.)

## Alex
René Frijters (R.J.A.), Chairman

## De Lage Landen International BV
Karel Schellens (C.A.C.M.), Chairman
Gerard van Kaathoven (G.J.C.M.)
Ronald Slaats (R.A.M.)
Rolf Westmijse (R.)

## FGH Bank
Peter Keur (P.C.), Chairman
Frans Overdijk (F.B.)

## Obvion NV
Roy van Diem (R.), Chairman
John Smulders (J.I.A.)

## Robeco Groep NV
George Möller (G.A.), Chairman
Leni Boeren (L.M.T.)
Sander van Eijkern (S.)
Constant Korthout (C.T.L.)
Niek Molenaar (N.F.)

## Schretlen & Co NV
Harold Knebel (H.A.J.M.), Chairman
Bert Wenker (G.J.M.)
Gerbert Mos (G.A.)
Sylvia Bal-Roose (S.)

* As of 1 March 2006

# Glossary of terms

### Basis point sensitivity (BPS)
The absolute loss in the market value of equity from a parallel upward shift of the interest rate curve by 1 basis point.

### BIS ratio
The ratio reflecting the health (solvency) of a bank. The higher the figure, the more solid the position of the bank. The ratio is calculated as the percentage of qualifying capital (Tier I and Tier II) to the risk-weighted assets. The minimum BIS ratio required by external supervisory authorities is 8.0.

### Economic capital
The internal capital requirement for absorbing unexpected losses based on a given confidence level and a given time frame (1 year). Rabobank uses a confidence level of 99.99%, corresponding to the Triple A rating awarded to the Bank.

### Efficiency ratio
Operating expenses as a percentage of income. This ratio reflects banking productivity. The lower the percentage, the higher the efficiency.

### Equity at Risk
The measure of long-term interest rate risk based on the percentage change in the market value of reserves as a result of a 1% change in the interest rate.

### Hedge accounting
Recognising hedge items (positions of which the associated risk is hedged by means of hedge transactions) and hedge instruments according to the same accounting policies in the profit and loss account, which creates matching.

### Hedge instrument
Financial instrument use for hedging a hedge item's financial risk.

### Income at Risk
This is the maximum amount of interest income lost (based on a confidence level of 97.5%) in the next twelve months as a result of the highest possible increase in the money market and capital market interest rate.

### Joint venture
Collaborative venture between two or more legally independent companies.

### Leasing
An agreement under which the owner of an asset makes that asset available to another party for a certain period in exchange for a set lease charge.

### Qualifying capital
The sum of core capital (Tier I) and supplementary capital (Tier II). Tier II capital consists of the revaluation reserves, part of the subordinated loans less the deductible items specified by the Dutch Central Bank.

### Return on equity
Profit for the year as a percentage of equity at the end of the previous year.

### Risk Adjusted Return on Capital (RAROC)
Net profit for the year divided by economic capital.

## Risk-weighted assets

All on-balance-sheet and off-balance-sheet items that are measured taking into account the risk weightings specified by the supervisory authority.

## Securitisation

Restructuring of loans in the form of tradable securities.

## Tier I capital

Tier I/core capital of Rabobank Group consists of Member Certificates, Trust Preferred Securities, other reserves and part of third-party interests.

## Tier I ratio

The ratio of core capital to risk-weighted assets. The minimum Tier I ratio required by external supervisory authorities is 4.0.

## Triple A rating

The Triple A rating is the highest credit rating awarded by rating agencies. A Triple A rating reflects the highest possible creditworthiness and therefore the lowest possible risk that the company will go bankrupt.

## Value at Risk

The measure of market risk on the trading portfolio, which based on historical data reflects the highest possible loss that could be suffered by Rabobank Group in one day, assuming a probability of 97.5%.

## Vendor finance

Financing products (including leasing) designed to support sales offered via the distribution channels of a manufacturer or distributor of capital assets.

# Colophon


## Published by
Rabobank Nederland Communications

## Editors
Andries van der Bruggen (financial statements), Geoffrey van Diessen, Jan Dost, Sandra van Gils, Smink, Van der Ploeg & Jongsma en Marc van der Ven

## Art direction and design
Eden Design & Communication, Amsterdam
Borghouts Design, Haarlem

## Photographs
Cover and theme photographs Tjeerd Fonk
Portraits of Board members Joost Guntenaar, Amsterdam

## English translation
Ernst & Young Translation Bureau, The Hague

## Internet
Info.nl, Amsterdam
SiteManagement
C&F Report Amsterdam

## Production co-ordination
Kobalt BV, Amstelveen

## Prepress
NEROC'VGM, Amsterdam

## Printers
Thieme, Amsterdam

## Materials used
This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 250 gram and 130 gram Arctic the Volume (FSC certified).


## Disclaimer
This Annual Report is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

## Publication
This document and the separate publication 'Rabobank Group Consolidated Financial Statements 2005', financial statements, together form the annual report, the Financial Statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

## Filing
After they have been adopted, the Annual Report 2005, the Financial Statements 2005 and other information will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

## Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2005 (in Dutch and in English);
- Consolidated Financial Statements 2005 (in Dutch and in English);
- Annual Sustainability Report 2005 (in Dutch and in English);
- Interim Report 2006 (in Dutch and in English, to be published in September 2006).

For copies of these reports please contact Rabobank Nederland, Communications.


Croeselaan 18, 3521 CB Utrecht, The Netherlands
P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Telephone +31 (0)30 - 216 31 96
Fax +31 (0)30 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl


All Annual Reports are also available on the Internet:
www.rabobankgroep.nl/reports

# Dutch and foreign offices


Dutch offices



For more information on our offices, including location and contact details, please visit www.rabobankgroep.nl/vestigingen


Rabobank

Rabobank Group is a full-range financial services provider founded on cooperative principles. The Group is comprised of 248 independent local Rabobanks in the Netherlands, the central organisation Rabobank Nederland and a large number of specialised subsidiaries. The Group's core objective is to generate the highest possible customer value. To this end, the organisation offers its clients all the financial products and services they may want. Rabobank Group provides services to more than half of the Dutch population (16 million) and Dutch companies. In the Netherlands, Rabobank has dominant market positions in almost all financial services areas: home mortgages, savings, small and medium-sized businesses, and the food & agri sector. It has also significantly strengthened its position in the large corporate market. Throughout the world, Rabobank Group, through Rabobank International, focuses primary on financing the international food & agri business, a niche market in which it has a leading position. Rabobank Group has been awarded the highest credit rating (Triple A), and has 267 offices in 38 countries outside the Netherlands.
www.rabobankgroep.nl


Alex
beleggersbank

Alex has evolved from sophisticated trading systems to a digital investment bank. Alex Beleggersbank started life in 1999 and leads the market in the field of online investing. It is also the largest source of orders from private individuals on both the Euronext stock exchange and the Euronext derivatives exchange.
Alex aims to provide the best possible services to a growing number of investors who prefer to invest independently in line with their own individual objectives.
In addition, Alex offers a whole range of support and educational services, including professional analyses, news reports, investment specialists, seminars and the Alex Academy training institution.
www.alex.nl


de lage landen
partners in finance

De Lage Landen International B.V. offers high-quality asset financing products on the international market. It has its headquarters in Eindhoven, the Netherlands, and has branches and joint ventures in more than 25 countries in Europe, North and South America, Southeast Asia, Australia and New Zealand.
It is an international specialist in asset financing and Vendor Finance, focusing on the Food & Agri, Healthcare, Office Equipment, Information Technology, Telecommunication, Trucks and Trailers, Public Finance and Materials Handling & Construction Equipment sectors.
In the Netherlands, it offers a broad range of leasing and trade financing products, including equipment lease, ICT lease, vendor lease and car lease.
www.delagelanden.com


SCHRETLEN & CO
VERMOGENSMANAGEMENT

Schretlen & Co is the asset management specialist within Rabobank Group. Its mission is to support high net-worth individuals in achieving their ambitions in terms of managing their asset. Schretlen & Co focuses in particular on (very) high net-worth individuals and medium-sized institutional investors. Its core activities are asset management and advice, combined with asset planning.

Its close contacts and collaboration with local Rabobanks have resulted in activities including *Rabobank Beheerd Beleggen* and *Rabobank Effecten Advies Desk*, both of which are joint ventures between Schretlen& Co and local Rabobanks in the field of securities services.

In addition to its head office in Amsterdam, Schretlen & Co has branches in Apeldoorn, Heerenveen, Maastricht, Rotterdam and Waalre.

www.schretlen.com

# Rabobank Group structure


draag en toon deze!

**9 million clients**

**1.55 million members**

**248 member banks**

## Rabobank Nederland

### Wholesale banking and international retail banking

- Corporate Clients
- Rabobank International

### Market support domestic retail banking

- Private individuals
- SME
- Private Banking

### Group departments

- Co-operative and Management
- Group ICT
- Group Finance
- Credit Control
- Shared Services & Facilities
- Other corporate departments and services

### Asset management Investment

- Robeco Group
- Schretlen & Co
- Alex

### Leasing

- De Lage Landen

### Real estate

- Rabo Vastgoed
- FGH Bank

### Other Group units

- Obvion

# Rabobank Group

**FGHbank**
DE VASTGOEDBANK

FGH Bank is specialised in commercial real estate financing. The real estate bank has expert knowledge of financing and investment, valuations, technical property analyses, tax and legal matters, and risk management. Moreover, the bank's network, which extends across the whole country, with account managers maintaining personal contact with clients, allows it to follow regional market developments at close hand. Its clients are mainly project developers and institutional and private investors in commercial real estate, from small and medium-sized enterprises to large companies and listed real estate funds.
www.fghbank.nl


obvion

Obvion is a provider of mortgages and simple financial products, operating through independent agents. The company is a joint venture between Rabobank Group and Algemeen Burgerlijk Pensioenfonds (the Dutch civil service pension fund). Obvion's strategy is founded on six core pillars: independence, speed and flexibility, teamwork, personal attention, reliability and professional knowledge. In practice, these are reflected in fast and reliable service, expertise and the aim of offering a complete and competitive range of products. Obvion has its headquarter in Heerlen, the Netherlands.
www.obvion.nl


ROBECO

Founded in 1929, Robeco is a thoroughbred asset manager. Worldwide, Robeco provides investment products and services to approximately 700 institutional clients and some 1.5 million private individuals. The services to private individuals are provided both through banks and other distribution partners, and through direct channels. Robeco's product range includes fixed-interest and equity investments, as well as alternative investments. In addition to its home markets in the Benelux and the US, Robeco also has branch offices in France, Switzerland, Germany, Spain, the Middle East and Japan. Assets managed amounted to some EUR 130 billion at the end of 2005. Robeco has over 1,600 employees worldwide, spread over nine countries.
www.robeco.com

05-2006



www.rabobank.com

Rabobank

Rabobank



Rabobank Group

# Consolidated Financial Statements 2005

prepared in accordance with International Financial Reporting Standards

This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2005' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

# General information

Rabobank Group ('Rabobank') is a cooperative organisation whose core comprises 248 local Rabobanks in the Netherlands. Rabobank comprises the local cooperative Rabobanks in the Netherlands, the central organisation Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and a number of specialised subsidiaries. Rabobank provides services in the form of public sector lending, corporate and investment banking, and leasing in many countries throughout the world. Rabobank operates in 38 countries and employs 51,000 people.

Rabobank Nederland is a cooperative whose capital is divided into shares. It is largely the product of a merger on 1 December 1972 of the two largest Dutch cooperative entities at the time. Rabobank Nederland has its registered office in Amsterdam and is established under Dutch law for an indefinite period. Rabobank Nederland is registered at the Trade Registry of the Amsterdam Chamber of Commerce under number 30046259.

Membership of Rabobank Nederland is open to cooperative banks whose Articles of Association have been approved by Rabobank Nederland.

The activities of Rabobank Nederland can be roughly divided into two categories. First, its role as central bank for the local Rabobanks in which role it encourages the establishment, continuation and development of cooperative banks, and for its members in which role it concludes agreements with them, negotiates their rights and undertakes obligations on their behalf insofar as these obligations have the same consequences for all members. Second, Rabobank Nederland's own banking activities, which supplement and are independent of the activities of the local Rabobanks.

The majority of the members of the local Rabobanks are clients. At 31 December 2005, the local Rabobanks had approximately 1,550,000 members.

Address:
Croeselaan 18
P.O. Box 17100
3500 HG Utrecht
The Netherlands

Internet:
www.rabobank.com

# Contents

# Consolidated balance sheet

| | | | At 31 December |
|---|---|---|---|
| In millions of euros | Notes | 2005 | 2004 |
| **Assets** | | | |
| Cash and cash equivalents | 7 | 2,923 | 7,269 |
| Due from other banks | 8 | 53,065 | 41,050 |
| Trading financial assets | 9 | 39,011 | 32,646 |
| Other financial assets at fair value through profit and loss | 10 | 14,871 | 32,498 |
| Derivative financial instruments | 11 | 24,135 | 32,035 |
| Loans to customers | 12 | 304,451 | 273,946 |
| Available-for-sale financial assets | 13 | 51,221 | 48,320 |
| Held-to-maturity financial assets | 14 | 1,908 | 2,207 |
| Investments in associates | 15 | 2,971 | 714 |
| Goodwill and other intangible assets | 16 | 252 | 204 |
| Property and equipment | 17 | 3,115 | 3,313 |
| Investment properties | 18 | 768 | 1,178 |
| Deferred tax assets | 29 | 1,236 | 1,076 |
| Other assets | 19 | 6,307 | 7,118 |
| **Total assets** | | 506,234 | 483,574 |

| In millions of euros | Notes | At 31 December 2005 | 2004 |
|---|---|---|---|
| **Liabilities** | | | |
| Due to other banks | 20 | 109,749 | 96,347 |
| Due to other banks at fair value through profit and loss | 21 | 239 | 97 |
| Due to customers | 22 | 186,427 | 177,471 |
| Due to customers at fair value through profit and loss | 23 | 32 | 11 |
| Debt securities in issue | 24 | 115,992 | 97,520 |
| Debt securities in issue at fair value through profit and loss | 25 | 19,333 | 11,940 |
| *Derivative financial instruments and other trade liabilities* | 11 | 28,081 | 39,171 |
| Other debts | 26 | 7,346 | 7,650 |
| Insurance liabilities | | 3 | 17,882 |
| Other financial liabilities at fair value through profit and loss | 27 | 7,341 | 7,090 |
| Provisions | 28 | 931 | 1,081 |
| Deferred tax liabilities | 29 | 329 | 223 |
| Employee benefits | 30 | 1,437 | 1,958 |
| Subordinated debt | 31 | 2,645 | 2,129 |
| **Total liabilities** | | 479,885 | 460,570 |
| **Equity** | | | |
| Equity of Rabobank Nederland and local Rabobanks | 33 | 15,450 | 14,018 |
| Rabobank Member Certificates issued by group companies | 34 | 5,811 | 3,840 |
| | | 21,261 | 17,858 |
| Trust Preferred Securities III to VI issued by group companies | 35 | 2,092 | 1,877 |
| Minority interests | 36 | 2,996 | 3,269 |
| **Total equity** | | 26,349 | 23,004 |
| **Total equity and liabilities** | | 506,234 | 483,574 |

# Consolidated profit and loss account

| In millions of euros | Notes | 2005 | 2004 |
|---|---|---|---|
| | | For the year ended 31 December | |
| Interest income | 37 | 22,101 | 18,580 |
| Interest expense | 37 | 15,694 | 12,385 |
| **Interest** | 37 | 6,407 | 6,195 |
| Fee and commission income | 38 | 2,639 | 2,294 |
| Fee and commission expense | 38 | 422 | 422 |
| **Fees and commission** | 38 | 2,217 | 1,872 |
| Income from associates | 39 | 226 | 99 |
| Trading income | 40 | 373 | 333 |
| Net income from non-trading financial assets and liabilities at fair value through profit and loss | 41 | 20 | (90) |
| Gains on available-for-sale financial assets | 13 | 38 | 27 |
| Income from Interpolis insurance business | 42 | 353 | 214 |
| Other | 43 | (271) | 572 |
| **Income** | | 9,363 | 9,222 |
| Staff costs | 44 | 3,880 | 3,683 |
| Other administrative expenses | 45 | 1,953 | 2,173 |
| Depreciation and amortisation | 46 | 331 | 321 |
| **Operating expenses** | | 6,164 | 6,177 |
| Value adjustments | 47 | 517 | 479 |
| **Operating profit before taxation** | | 2,682 | 2,566 |
| Taxation | 48 | 599 | 773 |
| **Net profit for the year** | | 2,083 | 1,793 |

| In millions of euros | Notes | 2005 | 2004 |
|---|---|---|---|
| Of which attributable to Rabobank Nederland and local Rabobanks | 33 | 1,577 | 1,392 |
| Of which attributable to holders of Rabobank Member Certificates | 34 | 211 | 217 |
| Of which attributable to Trust Preferred Securities III to VI | 35 | 111 | 20 |
| Of which attributable to minority interests | 36 | 184 | 164 |
| **Net profit for the year** | | 2,083 | 1,793 |

See the notes to the *consolidated financial statements.*

# Consolidated statement of changes in equity

| In millions of euros | Equity of Rabobank Nederland and local Rabobanks | Rabobank Member Certificates | Trust Preferred Securities III to VI | Minority interests | Total equity |
|---|---|---|---|---|---|
| At 1 January 2004 | 12,501 | 3,853 | - | 3,325 | 19,679 |
| **Arising in the period:** | | | | | |
| Available-for-sale financial assets - net fair value changes, after taxation | 376 | - | - | - | 376 |
| Currency translation differences | (57) | - | - | - | (57) |
| Available-for-sale financial assets - reclassified to net profit for the year, after taxation | (109) | - | - | - | (109) |
| **Total income and expense for the year recognised directly in equity** | 210 | - | - | - | 210 |
| Net profit for the year | 1,392 | 217 | 20 | 164 | 1,793 |
| **Total income and expense** | 1,602 | 217 | 20 | 164 | 2,003 |
| Issue of Rabobank Member Certificates and Trust Preferred Securities | - | (13) | 1,877 | - | 1,864 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | - | (217) | (20) | - | (237) |
| Other | (85) | - | - | (220) | (305) |
| **At 31 December 2004** | 14,018 | 3,840 | 1,877 | 3,269 | 23,004 |

| In millions of euros | Equity of Rabobank Nederland and local Rabobanks | Rabobank Member Certificates | Trust Preferred Securities III to VI | Minority interests | Total equity |
|---|---|---|---|---|---|
| At 1 January 2005 | 14,018 | 3,840 | 1,877 | 3,269 | 23,004 |
| **Arising in the period:** | | | | | |
| Available-for-sale financial assets - net fair value changes, after taxation | (179) | - | - | - | (179) |
| Available-for-sale financial assets - reclassified to net profit for the year, after taxation | (114) | - | - | - | (114) |
| Currency translation differences | 22 | - | 215 | - | 237 |
| Cash flow hedges - net fair value gains, after taxation | 1 | - | - | - | 1 |
| **Total income and expense for the year recognised directly in equity** | (270) | - | 215 | - | (55) |
| Net profit for the year | 1,577 | 211 | 111 | 184 | 2,083 |
| **Total income and expense** | 1,307 | 211 | 326 | 184 | 2,028 |
| Issue of Rabobank Member Certificates and Trust Preferred Securities | - | 1,971 | - | - | 1,971 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | - | (211) | (111) | - | (322) |
| Other | 125 | - | - | (457) | (332) |
| **At 31 December 2005** | 15,450 | 5,811 | 2,092 | 2,996 | 26,349 |

# Consolidated cash flow statement

| | For the year ended 31 December | |
|---|---|---|
| In millions of euros | 2005 | 2004 |
| **Cash flows from operating activities** | | |
| Operating profit before taxation | 2,682 | 2,566 |
| Adjusted for: | | |
| ***Non-cash items recognised in profit and loss and other adjustments*** | | |
| Depreciation and amortisation | 343 | 330 |
| Value adjustments | 517 | 479 |
| Change in insurance liabilities (excluding Interpolis) | 13 | 27 |
| Result on sale of property and equipment | (12) | (9) |
| Share of (profit) of associates and result on sale of subsidiary | (218) | (65) |
| Fair value gains /losses on investment properties | 1 | (18) |
| Fair value gains /losses on available-for-sale financial assets reclassified to the income statement | (20) | 90 |
| Net gains /losses on trading financial assets | (373) | (333) |
| Net income from non-trading financial assets and liabilities at fair value through profit and loss | (38) | (27) |
| ***Net (increase)/decrease in operating assets*** | | |
| Due from other banks | 1,387 | 14,054 |
| Trading financial assets | (5,741) | 5,593 |
| Derivative financial instruments | 7,900 | (4,555) |
| Net (increase)/decrease in non-trading financial assets at fair value through profit and loss | 25,219 | (18,534) |
| Loans to customers | (30,337) | (27,044) |
| ***Net increase/(decrease) in liabilities relating to operating activities*** | | |
| Derivative financial instruments and other trade liabilities | (11,090) | 5,596 |
| Due to customers | 8,956 | 17,541 |
| Debt securities in issue | 18,472 | 6,070 |
| Other debts | (304) | (1,781) |
| Income tax paid | (634) | (680) |
| Other changes (mainly attributable to disposal of Interpolis) | (18,861) | 7,526 |
| **Net cash flow from operating activities** | (2,138) | 6,826 |

| In millions of euros | 2005 | 2004 |
|---|---|---|
| | For the year ended 31 December | |
| **Cash flows from investing activities** | | |
| Acquisition of subsidiaries net of cash and cash equivalents acquired | (21) | (206) |
| Disposal of subsidiaries net of cash and cash equivalents disposed | 2 | 4 |
| Acquisition of property and equipment and investment properties | (456) | (568) |
| Income from sale of property and equipment | 318 | 644 |
| Acquisition of available-for-sale financial assets and held-to-maturity financial assets | (14,885) | (19,485) |
| Income from sale and repayment of available-for-sale financial assets and held-to-maturity financial assets | 10,286 | 8,848 |
| **Net cash flow from investing activities** | (4,756) | (10,763) |
| **Cash flows from financing activities** | | |
| Proceeds from issue of Rabobank Member Certificates | 2,000 | - |
| Proceeds from issue of Trust Preferred Securities | - | 1,879 |
| Proceeds from issue of subordinated debt instruments | 1,000 | 1,927 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | 322 | 237 |
| Repayment of subordinated debt | (774) | (15) |
| **Net cash flow from financing activities** | 2,548 | 4,028 |
| **Net increase/(decrease) in cash and cash equivalents** | (4,346) | 91 |
| Cash and cash equivalents at beginning of year | 7,269 | 7,178 |
| **Cash and cash equivalents at end of year** | 2,923 | 7,269 |

The purchase of the interest in Eureko and the sale of the interest in Interpolis did not generate any cash flows.

The cash flows from interest are included in the net cash flow from operating activities.
The interest income and expense amounted:

| | 2005 | 2004 |
|---|---|---|
| Interest income | 22,101 | 18,580 |
| Interest expense | 15,694 | 12,385 |

# Notes to the consolidated financial statements

This is the first official publication of the consolidated financial statements prepared under International Financial Reporting Standards (IFRS) in accordance with European Union regulations. The comparative figures have been restated accordingly.

## 1 Basis of consolidation

Rabobank Group ('Rabobank') comprises the local Rabobanks ('Members') in the Netherlands, the central cooperative Rabobank Nederland and other specialised subsidiaries. Together they form Rabobank Group and Rabobank Nederland, which advises the Members and assists them in the provision of their services. Rabobank Nederland also advises the Members on behalf of De Nederlandsche Bank (the Dutch central bank). Rabobank's cooperative structure has several executive levels, each with its own duties and responsibilities.
In IFRS terms, Rabobank Nederland exercises control over the local Rabobanks.
The consolidated financial statements of Rabobank include the financial information of Rabobank Nederland and that of the Members and the other group companies.

## 2 Accounting policies

The main accounting policies used in preparing these consolidated financial statements are explained below.

### 2.1 General

The consolidated financial statements of Rabobank have been prepared in accordance with International Financial Reporting Standards ('IFRS') as approved by the European Union.
Rabobank adopted IFRS with effect from 1 January 2005 and has therefore restated its figures already reported for 2004 to bring them into line with IFRS. The effect of the adoption of the standards is explained in note 3, 'Effect of changes in accounting policies due to first-time adoption of IFRS'.
The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets, trading financial assets and liabilities, and derivative contracts. These items are recognised at fair value.
Unless otherwise stated, all amounts in these consolidated financial statements are in millions.

#### 2.1.1 Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities and the reporting of contingent assets and liabilities at the date of the consolidated financial statements, as well as the amounts reported for income and expenses during the reporting period. Although management based their estimates on the most careful assessment of the current circumstances and activities, the actual results might deviate from these estimates.

## 2.2 Group financial statements

### 2.2.1 Subsidiaries

Subsidiaries and other entities (including special purpose entities) over which Rabobank exercises control, directly or indirectly, are consolidated. The assets, liabilities and results of these entities are consolidated in full.
Subsidiaries are consolidated from the date on which Rabobank obtains control, and cease to be consolidated on the date that this control ends. All intra-group transactions, balances and unrealised gains and losses on transactions between business units of Rabobank are eliminated as part of the consolidation.

### 2.2.2 Joint ventures

The interests of Rabobank in entities where control is shared are consolidated proportionally. With this method, Rabobank includes its share of the income and expenses, assets and liabilities, and cash flows of the various joint ventures in the relevant items of its financial statements.

### 2.2.3 Investments in associates

Investments in associates are recognised in accordance with the equity method. With this method, Rabobank's share of the profits and losses of an associate (after the acquisition) is recognised in profit and loss, and its share of the changes in reserves after the acquisition is recognised in reserves. The cumulative changes after acquisition are adjustments to the cost of the investment.
Associates are entities in which Rabobank holds between 20% and 50% of the voting rights and over which Rabobank has significant influence but does not exercise control. Unrealised gains on transactions between Rabobank and its associates are eliminated in proportion to the size of Rabobank's interest in the associates. Unrealised losses are also eliminated unless the transaction indicates that an impairment loss should be recognised on the asset transferred. Investments by Rabobank in associates include the goodwill acquired. If Rabobank's share in the losses of an associate equals or exceeds its interest in the associate, Rabobank will not recognise any more losses of the associate unless Rabobank has given undertakings or made payments on behalf of this associate.

## 2.3 Derivative financial instruments and hedging

### 2.3.1 General

Derivative financial instruments generally mean foreign currency contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps, and currency and interest rate options (written as well as acquired).
Derivative financial instruments might be traded on an exchange or as over- the-counter (OTC) instruments between Rabobank and a client. All derivative financial instruments are recognised at inception on the balance sheet at cost and subsequently revalued to fair value. The fair value is determined using listed market prices, prices offered by traders, cash-flow discounting models and option valuation models based on current market prices and contracted prices for the underlying instruments, as well as the time value of money, yield curves and the volatility of the underlying assets and liabilities. All derivative financial instruments are included under assets if their fair value is positive and under liabilities if their fair value is negative.
Derivative financial instruments that are embedded in other financial instruments are treated separately if their risks and characteristics are not closely related to those of the underlying derivative contract and this contract is not classified at fair value through profit and loss.

### 2.3.2 Instruments not used for hedging

Realised and unrealised gains and losses on derivative financial instruments classified by Rabobank as held-for-trading are recognised under 'Trading income'.

### 2.3.3 Hedging instruments

Rabobank also uses derivative financial instruments as part of balance sheet control to manage its interest rate risks, credit risks and foreign currency risks.
On the date of concluding a derivative contract, Rabobank can designate certain derivative financial instruments as (1) a hedge of the fair value of an asset or liability on the balance sheet (fair value hedge), as (2) a hedge of future cash flows attributable to an asset or liability on the balance sheet, an expected transaction or a non-current liability (cash flow hedge), or as (3) a hedge of a net-investment in a foreign entity (net investment hedge). Derivative financial instruments can be qualified as hedging instruments if certain criteria are met.
These criteria include:

- Preparation of formal documentation of the hedging instrument, the hedged item, the objective of the hedge, the hedging strategy and the hedge relationship before applying hedge accounting;
- The hedge is expected to be highly effective (in a range of 80% to 125%) in offsetting changes in the hedged item's fair value or cash flows attributable to the hedged risks during the entire reporting period; and
- The hedge is continuously highly effective from inception onwards.

Changes in the fair value of derivative financial instruments that are designated as fair value hedges and are highly effective in relation to the hedged risks are recognised in profit and loss, together with the corresponding changes in the fair value of the assets or liabilities hedged against the risks in question.
If the hedge no longer meets the criteria for hedge accounting (according to the fair value hedge model), any adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortised through profit and loss until the end of the hedged period. Any adjustment to the carrying amount of a hedged equity instrument is recognised under 'Profits and losses not disclosed in the profit and loss account' until disposal of the equity instrument.
Changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges and that are highly effective in relation to the hedged risks are recognised in the hedging reserve included under equity (see note 11). The non-effective part of the changes in the fair values of the derivative financial instruments are recognised in profit and loss. If the forecast transaction or non-current liability results in the recognition of an asset or a liability, any deferred gain or loss included in equity are restated to the initial carrying amount (cost) of the asset or liability. In all other cases, deferred amounts included in equity are taken to the profit and loss account and are classified as income or expenses in the periods in which the hedged non-current liability or forecast transaction had an effect on profit and loss.
Certain derivative contracts, although they are effective economic hedges in relation to the managed risk positions taken by Rabobank, do not qualify for hedge accounting under the specific IFRS rules. These contracts are therefore treated as derivative trading financial instruments, with the fair value of gains and losses being reported under 'Trading income'.
Rabobank hedges the credit risks of loan portfolios with economic hedges based on credit default swaps and does not apply hedge accounting to these instruments. However, if Rabobank recognises an impairment loss on a loan hedged with this type of economic hedge, the gain on the credit default swap is set off against expenses/gains related to credit losses.
The fair value of derivative financial instruments held for trading and hedging purposes is disclosed in note 11, 'Derivative financial instruments and other trade liabilities'.

## 2.4 Trade liabilities

Trade liabilities are mainly negative fair values of derivative financial instruments and delivery obligations arising on short selling of securities. Securities are sold short to realise gains from short-term price fluctuations. The securities needed to settle the short selling are acquired through securities leasing or sale and repurchase contracts. Securities sold short are recognised at fair value at the balance sheet date.

Trade liabilities also include certain financial liabilities that Rabobank does not intend to sell, but which it designated as held for trading on initial recognition and recognised at fair value. Changes in the fair value of these financial liabilities are recognised in profit and loss for the period in which they arise.

## 2.5 Trading financial assets

Trading financial assets are acquired to realise gains from short-term fluctuations in the prices or margins of traders, or form part of a portfolio that regularly generates short-term gains. These assets are initially recognised at cost and subsequently revalued to fair value based on quoted bid prices. Any realised and unrealised gains and losses are included under 'Trading income'. Interest earned on trading financial assets is recognised as interest income. Dividends received on trading financial assets is recognised as dividend income.

All purchases and sales of trading financial assets that have to be delivered within a period prescribed by regulations or market convention are recognised at the transaction date. Other trading transactions are recognised as derivative financial instruments until the date of settlement.

## 2.6 Non-trading financial assets and liabilities at fair value through profit and loss

Rabobank has opted to classify financial instruments not acquired or entered into for realising gains from short-term fluctuations in traders' prices or margins at fair value through profit and loss. These financial assets are carried at fair value. Interest earned on assets with this classification is recognised as interest income and interest due on liabilities with this classification is recognised as interest expense. Dividends received on the financial assets are included under dividend income. Any other realised and unrealised gains and losses on revaluation of these financial instruments to fair value are included under 'Net income from non-trading financial assets and liabilities at fair value through profit and loss'.

## 2.7 Available-for-sale financial assets

Management determines the appropriate classification of a financial asset on its date of acquisition.

Financial assets that are intended to be held indefinitely or sold for liquidity purposes or in response to changes in interest rates, exchange rates or share prices are classified as available for sale.

Available-for-sale financial assets are initially recognised at costs (which includes transaction costs). These assets are subsequently revalued to fair value based on quoted bid prices or values derived from cash flow models. The fair values of unlisted equity instruments are estimated based on appropriate price/earnings ratios, adjusted to reflect the specific circumstances of the respective issuers. Any unrealised gains and losses from changes in the fair value of available-for-sale financial assets are recognised in equity unless they relate to amortised interest. If such financial assets are disposed of or suffer impairment losses, the adjustments to fair value are recognised in profit and loss as gains or losses on available-for-sale financial assets.

An impairment loss is recognised on a financial asset if its carrying amount exceeds its estimated recoverable amount. The recoverable amount of an instrument carried at fair value is the present value of the expected future cash flows, discounted at the current market rate of interest on a comparable financial asset.

If the fair value of securities cannot be reliably measured, they are carried at cost.

All purchases and sales made in accordance with standard market conventions for available-for-sale financial assets are recognised at the transaction date. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

### 2.8 Held-to-maturity financial assets

Financial assets with fixed terms are classified as held-to-maturity financial assets, provided management intends to keep them for their full terms and is in a position to do so. Management determines the appropriate classification for its investments on their acquisition dates.
Held-to-maturity financial assets are carried at amortised cost based on the effective interest method, net of provisions for impairment losses as necessary.
Interest earned on held-to-maturity financial assets is recognised as interest income.
All purchases and sales made in accordance with standard market conventions for held-to-maturity financial assets are recognised at the date of settlement. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

### 2.9 Repurchase and reverse repurchase contracts

Financial assets that are sold subject to related sale and repurchase contracts are included in the financial statements under 'Trading financial assets' and 'Available-for-sale financial assets'. The liability to the counterparty is included under 'Due to other banks' and 'Due to customers' depending on the application.
Financial assets acquired under reverse sale and reverse repurchase contracts are recognised as:
- Due from other banks, or
- Loans to customers,

depending on the application. The difference between the selling and repurchasing price is recognised as interest income or expense over the term of the agreement, based on the effective interest method.

### 2.10 Securitisations and other derecognition constructions

Rabobank securitises, sells and carries various financial assets that it sometimes sells to special purpose entities, which then issue securities to investors. Rabobank has the option of retaining an interest in sold securitised financial assets in the form of subordinated interest-only strips, subordinated securities, spread accounts, servicing rights, and guarantees, put options and call options, and other constructions.
A financial asset (or a portion of a financial asset) is derecognised if:
- the rights to the cash flows from the asset expire;
- the rights to the cash flows from the asset and a substantial portion of the risks and benefits of ownership of the asset are transferred;
- a commitment to transfer the cash flows from the asset is presumed and a substantial portion of the risks and benefits are transferred;
- not all the risks and benefits are retained or transferred; however control over the asset is transferred.

If Rabobank retains control over the asset but does not retain a substantial portion of the rights and benefits, the asset is recognised in proportion to the continuing involvement of Rabobank. A related liability is also recognised to the extent of Rabobank's continuing involvement. The recognition of changes in the value of the liability corresponds to the recognition of changes in the value of the asset.

If a transaction does not meet the above conditions for derecognition, it is recognised as a loan for which security has been provided.
To the extent that the transfer of a financial asset does not qualify for derecognition, the transfer does not result in Rabobank's contractual rights being separately recognised as derivative financial instruments if recognition of these instruments and the transferred asset, or the liability arising on the transfer, were to result in double recognition of the same rights or obligations.
Gains and losses on securitisations and sale transactions depend partly on the previous carrying amounts of the financial assets involved in the transfer. The carrying amounts of the assets in question are allocated to the sold and retained interests based on the relative fair values of these interests at the date of sale. Any gains and losses are recognised at the time of transfer under 'Trading income'.
The fair value of the sold and retained interests is based on quoted market prices or calculated as the present value of the future expected cash flows, using pricing models that take into account various assumptions such as credit losses, discount rates, yield curves, payment frequency and other factors.
Rabobank decides for each securitisation transaction whether the securitisation instrument should be included in the consolidated financial statements. For this purpose, it performs an assessment by taking a number of factors into consideration, for example the activities of the SPE, decision-making powers and the allocation of the benefits and risks associated with the activities of the SPE.

## 2.11 Netting of financial assets and liabilities

Financial assets and liabilities are set off and the net amount is transferred to the balance sheet if a legal right to set off the recognised amounts exists and it is intended to settle the expected future cash flows on a net basis, or to realise the asset and settle the liability simultaneously.

## 2.12 Foreign currencies

### 2.12.1 Foreign entities

Items included in the financial statements of each entity in the Group are carried in the currency that best reflects the economic reality of the underlying events and circumstances that are relevant for the entity (the functional currency).
The consolidated financial statements are presented in euros, which is the parent company's functional currency.
Gains, losses and cash flows of foreign entities are translated into the presentation currency of Rabobank at the exchange rates on the transaction dates, which are approximately equal to the average exchange rates. For balance sheet purposes, they are translated at the exchange rates on 31 December. Translation differences arising on the net investments in foreign entities and on loans and other currency instruments designated as hedges of these investments are recognised in equity. If a foreign entity is sold, any such translation differences are recognised in profit and loss as part of the gain or loss on the sale.
Goodwill and fair-value adjustments arising on the acquisition of a foreign entity are recognised as assets and liabilities of the foreign entity and are translated at the closing rate.

### 2.12.2 Transactions in foreign currencies

Transactions in foreign currencies are translated into the functional currency at the exchange rates ruling at the transaction date. Translation differences arising on the settlement of such transactions or on the translation of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, unless they are recognised in equity as qualifying cash flow hedges.

Translation differences on debt securities and other monetary financial assets carried at fair value are included under foreign exchange gains and losses. Translation differences on non-monetary items such as equity instruments held for trading are recognised as part of the fair value gains or losses. Translation differences on available-for-sale non-monetary items are included in the revaluation reserve reported under equity.

## 2.13 Interest

Interest income and expenses for all interest-bearing instruments are recognised in profit and loss according to the allocation principle, with the effective interest method being applied to the actual purchase price. Interest income includes coupons relating to fixed-interest financial assets and trading financial assets, as well as the cumulative premiums and discounts on government treasury securities and other cash equivalent instruments. If any loans suffer impairment losses, they are written down to their recoverable amounts and the interest income recognised henceforth is based on the discount rate for calculating the present value of the future cash flows used to determine the recoverable amounts.

## 2.14 Fees and commission

Income from asset management activities consists mainly of unit trust and fund management commission and administration fees. Fees are also received for insurance activities relating to pension management and employee healthcare. Income from asset management and insurance activities is recognised as earned when the services are provided.
Fees and commission are generally recognised according to the allocation principle. Fees and commission received for negotiating a transaction, or taking part in the negotiations, on behalf of third parties, for example the acquisition of a portfolio of loans, shares or other securities, or the sale or purchase of companies, are recognised at completion of the underlying transactions.

## 2.15 Loans to customers and due from other banks

Loans to customers and due from other banks are not derivative financial instruments with fixed or defined payments, not listed on active market, apart from such assets that Rabobank classifies as trading, at fair value on initial recognitions with changes recognised through profit and loss, or as available for sale. These loans and receivables are measured at amortised cost, including transaction costs.
A value adjustment, for losses on loans, is recognised if there is objective evidence that Rabobank will not be able to collect all amounts due under the original terms of the contract. The size of the reserve is the difference between the carrying amount and recoverable amount, which is the present value of the expected cash flows, including amounts recoverable under guarantees and sureties, discounted at the original effective rate of interest of the loans.
The reserve for loans includes losses if there is objective evidence that losses are attributable to some portions of the loan portfolio at the balance sheet date. These are estimated based on the historical pattern of losses for each separate portion and the credit ratings of the borrowers, and taken into account the actual economic conditions under which the borrowers conduct their activities. If a loan is not collectible, it is written off from the related reserve for losses on loans. Any amounts subsequently collected are included under the item 'Value adjustments' on the profit and loss account.

## 2.16 Goodwill and other intangible assets

### 2.16.1 Goodwill

Goodwill is the amount by which the acquisition price paid for a subsidiary or associate exceeds the fair value on the acquisition date of Rabobank's share of the net assets and the unconditional liabilities of the entity acquired. Goodwill on acquisitions made on or after 1 January 2004 is recognised on the balance sheet as an intangible asset net of any impairment losses. Goodwill on the acquisition of a subsidiary made before 1 January 2004 was charged directly to equity. Goodwill in such case has not been capitalised retrospectively, as allowed under IFRS.

### 2.16.2 Software development costs

Costs related to the development or maintenance of computer programs are recognised as an expense at the time they are incurred. Costs directly incurred in connection with identifiable and unique software products over which Rabobank has control and that will probably provide economic benefits exceeding the costs for longer than a year are recognised as intangible assets. Direct costs include the employee expenses of the software development team and an appropriate portion of the relevant overhead.

Expenditures that improve the performance of computer programs compared with their original specifications are added to the original cost of the software. Computer software development costs recognised as assets are amortised on a straight-line basis over a period not exceeding three years.

### 2.16.3 Insurance contracts acquired as part of a business combination or portfolio transfer

The fair value (present value of the expected future cash flows) of contractual insurance rights and obligations are capitalised as intangible assets and amortised over the term of the contract, which is generally between 2 and 5 years. The net asset undergoes an impairment test each year based on the expected future cash flows from the acquired insurance contracts. An impairment loss is recognised if the expected future profits do not justify the carrying amount of the asset.

### 2.16.4 Impairment losses on goodwill and other intangible assets

At each balance sheet date, Rabobank assesses whether there are indications of impairment losses on goodwill and other intangible assets. If such indications exist, impairment testing is carried out to determine whether the carrying amount of goodwill and other intangible assets are fully recoverable. An impairment loss is recognised if the carrying amount is greater than the recoverable amount.

## 2.17 Property and equipment

Equipment (for own use) is recognised at historical cost net of accumulated depreciation.

Property (for own use) represents mainly offices and is also recognised at cost less accumulated depreciation.

Straight-line deprecation is applied to these assets in accordance with the schedule below. Each asset is depreciated to its residual value over its estimated useful life.

- Land — Not depreciated
- Buildings — 25-40 years

Equipment, including the following:

- Computer equipment — 1-3 years
- Other equipment and vehicles — 3-8 years

Property and equipment are regularly submitted to impairment testing. If the carrying amount of an asset exceeds its estimated recoverable amount, the carrying amount is written down immediately to the recoverable amount. Gains and losses on the disposal of items of property and equipment are determined in proportion to their carrying amounts and taken into account when determining the operating result. Repair and maintenance work is charged to profit and loss at the time the costs are incurred. Expenditures on extending or increasing the benefits from land and buildings compared with their original benefits are capitalised and subsequently depreciated.
Finance expenses incurred during the creation of an asset for use or sale are charged to profit and loss for the period in which they are incurred.

## 2.18 Investment properties

Investment properties, mainly office buildings, are held for their long-term rental income and are not used by Rabobank or its subsidiaries. Investment properties are recognised as long-term investments and included on the balance sheet at cost, net of accumulated depreciation.

## 2.19 Leases

### 2.19.1 Rabobank as lessee

Leases relating to property and equipment under which substantially all the risks and benefits of ownership are transferred to Rabobank are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the lease liability and the finance charges, so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding lease liabilities are included under other loans, after deduction of finance charges.
The interest components of the finance charges are recognised in profit and loss over the term of the lease. An item of property and equipment acquired under a lease agreement is depreciated over the useful life of the asset or, if shorter, the term of the lease.
Leases under which a substantial portion of the risks and benefits of ownership of the assets are retained by the lessor are classified as operating leases. Operating lease payments (less any discounts given by the lessor) are charged to profit and loss on a straight-line basis over the term of the lease.

### 2.19.2 Rabobank as lessor

#### Finance leases

If assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable under 'Due from other banks' or 'Loans to customers'. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised as interest income over the term of the lease using the net investment method, which results in a constant rate of return on the investment.

#### Operating leases

Assets leased under operating leases are included on the balance sheet under 'Property and equipment'. The assets are depreciated over their expected useful lives in line with those of comparable items of property and equipment. Rental income (less discounts granted to lessees) is recognised under 'Other income' on a straight-line basis over the term of the lease.

## 2.20 Provisions

Provisions are recognised if Rabobank has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If Rabobank expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only if the reimbursement is virtually certain.

### 2.20.1 Restructuring

Restructuring provisions comprise penalties for premature termination of leases, payments under redundancy schemes and other costs directly attributable to restructuring programms. The costs are recognised in the period in which a legal or constructive obligation arises for Rabobank. No provisions are formed in advance for costs relating to continuing operations of Rabobank.

### 2.20.2 Leave and long-term employment

Leave entitlements of employees and leave relating to long-term employment are recognised at the time they are granted. A provision is formed for the estimated obligation for annual leave and leave relating to long-term service of employees, with the balance sheet date as reference point.

### 2.20.3 Legal issues

Legal issues provisions are formed for the amounts estimated at the balance sheet date as payable in connection with ongoing legal proceedings. The provisions include an estimate of legal costs and any payments to be made in the course of the legal proceedings.

## 2.21 Employee benefits

Rabobank provides different pension plans based on the local conditions and practices of the countries in which it operates. In general, the plans are financed by payments to insurance companies or trustee administered funds. The payments are calculated actuarially at regular intervals. A defined benefit plan is one that incorporates a promise to pay an amount of pension benefit, which is usually based on several factors such as age, number of years in service and remuneration. A defined contribution plan is one under which Rabobank pays fixed contributions to a separate entity (a pension fund) and acquires no legal or constructive obligation if the fund has insufficient assets to pay all the benefits to employee-members of the plan in respect of service in current and past periods.

### 2.21.1 Pension obligations

The defined benefit liability is the present value of the defined benefit obligation at the balance sheet date, including adjustments for actuarial gains and losses and past service costs not yet recognised, reduced by the fair value of the fund. The defined benefit obligation is calculated by independent actuaries each year using the projected unit credit method. The present value of the defined benefit obligation is calculated by discounting the estimated future cash outflows at rates of interest on government securities with terms approximating those of the related obligations. Most of the pension plans are average pay plans and the net costs after deduction of employees' contributions are included under 'Staff costs'. Actuarial gains or losses from adjustments due to actual developments, modified actuarial assumptions and plan changes are recognised using the corridor method in accordance with IFRS.

### 2.21.2 Defined contribution plans

Under defined contribution plans, Rabobank pays contributions to publicly or privately managed insured pension plans on a compulsory, contractual or voluntary basis. Once the contributions have been made, Rabobank has no further payment obligations. The regular contributions are net period costs for the year in which they are due and are included on this basis under 'Staff costs'.

### 2.21.3 Other post-employment obligations

Some Rabobank units provide other post-employment benefits. To become eligible for such benefits, the usual requirement is that the employee remains in service until retirement and has been with the company a minimum number of years. The expected costs of these benefits are accrued over the years of service, based on a system similar to that for defined benefit plans. The obligations are valued each year by independent actuaries.
Under the current collective labour agreement, employees who satisfy the age criteria can opt for early retirement at 60. A provision has been formed for employees who will be eligible for early retirement under the plan in the future. The provision is calculated actuarially, using an average market rate of interest for all employees who satisfy the criteria and who will probably opt to retire early under the plan.

## 2.22 Tax

Tax receivables and payables and deferred tax assets and liabilities are set off if they relate to the same taxation group, the same taxation authority, a legal right exists to set off tax items and simultaneous treatment or settlement is expected. Provisions are formed in full for deferred tax liabilities, using the liability method, arising from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The main temporary differences relate to the depreciation of property and equipment, the revaluation of certain financial assets and liabilities, including derivative financial instruments, provisions for pensions and other post-employment benefits, provisions for losses on loans and other impairment and tax losses, and, in connection with business combinations, the fair values of the net assets acquired and their tax bases. Deferred income tax assets and liabilities are measured at the tax rates that have been enacted or substantively enacted at the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available, against which the temporary differences can be utilised.
Provisions are formed in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, unless the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
The income taxation on profit is calculated in accordance with the tax legislation of the relevant jurisdiction and recognised in the period in which the profit is realised. The tax effects of the carry-forward of unused tax losses are recognised as an asset if it is probable that future taxable profits will be available against which the losses can be utilised.
Deferred tax items relating to the revaluation to fair value of available-for sale financial assets and cash flow hedges that are charged or taken to equity are subsequently recognised in profit and loss together with the respective gain or loss.

## 2.23 Due to other banks, due to customers and debt securities in issue

These borrowings are initially recognised at cost, i.e. the proceeds received less directly attributable and non-recurring transaction costs. Loans are subsequently included at amortised cost. Any difference between the net proceeds and the redemption amount is recognised over the term of the loan, using the effective interest method.
If Rabobank repurchases one of its own debt instruments, it is derecognised, with the difference between the carrying amount of the liability and the consideration paid being recognised as income.

## 2.24 Rabobank Member Certificates

These are the Members Certificates issued in 2000, 2001, 2002 and 2005. Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised under 'Equity' in proportion to the number of shares held by members and employees. As a result, distributions are accounted for in the profit appropriation.

## 2.25 Trust Preferred Securities

Trust Preferred Securities, which pay a non-discretionary dividend and are redeemable on a specific date or at the option of the holder, are classified as financial liabilities and included under 'Other loans'. The dividends on these preferred securities are recognised in profit and loss as interest expense based on amortised cost using the effective interest method.
The remaining Trust Preferred Securities are recognised as equity, as there is no formal obligation to repay the principal or to pay a dividend.

## 2.26 Financial guarantees

Financial guarantees are initially measured at cost and subsequently revalued to the amount that Rabobank would reasonably have to pay at the balance sheet date to settle the liability or transfer it to a third party.

## 2.27 Bills

Bills represent commitments by Rabobank to redeem bills issued to clients. Rabobank expects to redeem most bills at the time the clients receive payment. Bills are recognised as off-balance-sheet transactions and disclosed as contingent liabilities and obligations.

## 2.28 Trust activities

Assets and revenue involved in fiduciary activities, together with the related obligation to return the assets to the clients, are eliminated if Rabobank acts as nominee, trustee or agent.

## 2.29 Segment information

A segment is a distinguishable component of Rabobank that engages in providing products or services and is subject to risks and returns that are different from those of other segments. A segment in which most of the revenue is generated by sales to external clients, and the revenue, profit or assets account for 10% or more of all segments in aggregate is reported separately. Rabobank's primary segment reporting format is by business segment; the secondary format is by geographical segment.

### 2.30 Cash and cash equivalents

Cash equivalents are highly liquid short-term investments held to meet current obligations in cash, rather than for investment or other purposes. Such obligations have outstanding terms of less than 90 days at inception. Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

### 2.31 Estimates and assumptions

The preparation of the consolidated financial statements requires Rabobank to make estimates and assumptions that affect the amounts reported for assets and liabilities and the reporting of contingent assets and liabilities at the date of the financial statements, as well as the amounts reported for income and expenses during the reporting period. The actual results can deviate from the above-mentioned estimates.

## 3 Effect of changes in accounting policies due to first time adoption of IFRS

The effect of the adoption of IFRS on equity reported at 1 January 2004 can be broken down as follows:

| In millions of euros | At 1 January 2004 as reported | At 1 January 2004 after application of IFRS |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | 7,117 | 7,178 |
| Due from other banks | 41,919 | 41,890 |
| Financial assets | 84,445 | 92,878 |
| Derivative financial instruments | - | 27,479 |
| Loans to customers | 250,797 | 248,039 |
| Other assets | 19,027 | 13,299 |
| **Total assets** | 403,305 | 430,763 |
| **Liabilities** | | |
| Due to other banks | 82,856 | 83,117 |
| Due to customers | 172,571 | 159,930 |
| Debt securities in issue | 80,695 | 99,028 |
| Derivative financial instruments and other trade liabilities | - | 33,575 |
| Other debts | 24,420 | 9,431 |
| Other financial liabilities at fair value | - | 4,941 |
| Provisions | 19,177 | 19,087 |
| **Total liabilities** | 379,719 | 409,109 |
| **Equity and subordinated debt** | 23,586 | 21,654 |
| **Total equity and liabilities** | 403,305 | 430,763 |

The effect of the transition to IFRS on the consolidated profit previously reported for the year ended 31 December 2004:

| In millions of euros | 2004 result as reported | 2004 result after first-time adoption of IFRS |
|---|---|---|
| Interest | 6,249 | 6,195 |
| Income from securities and associates | 482 | 99 |
| Commission | 2,112 | 1,872 |
| Results on financial transactions | 312 | 270 |
| Income from insurance business | - | 214 |
| Other income | 900 | 572 |
| **Total income** | 10,055 | 9,222 |
| Staff costs | 4,029 | 3,683 |
| Other administrative expenses | 2,335 | 2,173 |
| Depreciation and amortisation | 368 | 321 |
| **Total operating expense** | 6,732 | 6,177 |
| Value adjustments | 514 | 479 |
| **Operating profit before tax** | 2,809 | 2,566 |
| Income tax expense | 957 | 773 |
| **Net profit for the year** | 1,852 | 1,793 |

The effects of the first-time adoption of the new reporting standards on the presentation of results and equity are explained briefly below.

Net profit for 2004 under IFRS amounted to 1,793, 59 lower than under Dutch GAAP. Although the change in net profit for the year was relatively small, the composition of net profit did change, however. In addition to the effect on the composition of net profit from the changes in accounting policies, there was also an effect from the different treatment of the insurance business results. The most significant change in the presentation of results due to the first-time adoption of IFRS relates to interest income and the consolidation of interests.

Ignoring the different treatment of results from the insurance business, interest income under IFRS is higher than under Dutch GAAP. Most of the difference is attributable to reclassifications. On the other hand, interest income fell due to the fact that swap results on the investment portfolio are no longer amortised. In accordance with IFRS, these results are recognised directly in profit and loss.

The interests in the Gilde funds and the majority participating interests of these funds are consolidated under IFRS. This caused income to increase by 279 and operating expenses by 259.

On 1 January 2004, the date of the transition to the new accounting standards, equity totalled 19.4 billion under IFRS, compared with 15.2 billion under Dutch GAAP. The difference can be accounted for as follows:

| In billions of euros | | |
|---|---|---|
| **Equity at 1 January 2004 under Dutch GAAP** | | 15.2 |
| Reclassification of the fund for general banking risks as equity | 1.7 | |
| Other minority interests reclassified as equity | 3.3 | |
| Adjustment of the valuation of derivative financial instruments | (0.9) | |
| Adjustment of the valuation of buildings | (0.3) | |
| Adjustment of the valuation of interest-bearing securities | 0.4 | |
| Gain on swap transactions | 0.2 | |
| Tax effects | 0.1 | |
| Adjustment to provision for doubtful debts | (0.1) | |
| Adjustment to provision for pensions and healthcare | (0.2) | |
| Incremental cost of lending | (0.2) | |
| Other adjustments | 0.2 | |
| | | 4.2 |
| **Equity at 1 January 2004 under IFRS** | | 19.4 |

The effect of the adoption of IFRS on equity reported at 31 December 2004 can be broken down as follows:

| In millions of euros | At 31 December 2004 as reported | At 31 December 2004 after application of IFRS |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | 7,204 | 7,269 |
| Due from other banks | 40,588 | 41,050 |
| Trading financial assets | 111,189 | 115,671 |
| Derivative financial instruments | - | 32,035 |
| Loans to customers | 276,170 | 273,946 |
| Other assets | 39,938 | 13,603 |
| **Total assets** | 475,089 | 483,574 |
| **Liabilities** | | |
| Due to other banks | 96,266 | 96,444 |
| Due to customers | 192,123 | 177,482 |
| Debt securities in issue | 92,578 | 109,460 |
| Derivative financial instruments and other trade liabilities | - | 39,171 |
| Other debts | 46,761 | 7,873 |
| Other financial liabilities at fair value | - | 7,090 |
| Provisions | 20,752 | 20,921 |
| **Total liabilities** | 448,480 | 458,441 |
| **Equity and subordinated debt** | 26,609 | 25,133 |
| **Total equity and liabilities** | 475,089 | 483,574 |

Explanation:

In comparison with Dutch GAAP, total assets are 2% higher under IFRS at 483.6 billion. The increase is primarily due to the fact that under IFRS all derivative positions must be included on the balance sheet at market value, while under Dutch GAAP this only applies to trading positions. In addition, most of the items reclassified are liabilities.

On 31 December 2004, equity amounted to 23.0 billion under IFRS, compared with 18.1 billion under Dutch GAAP.

The difference can be accounted for as follows:

| In billions of euros | | |
|---|---|---|
| **Equity at 31 December 2004 under Dutch GAAP** | | 18.1 |
| Difference at 1 January 2004 as accounted for above | 4.2 | |
| Minority interests | (0.1) | |
| Net profit for 2004 | 0.2 | |
| Revaluation reserve relating to available-for-sale financial assets | 0.5 | |
| Other adjustments | 0.1 | |
| | | 4.9 |
| **Equity at 31 December 2004 under IFRS** | | 23.0 |

# 4 Solvency

The main capital ratio requirements set by De Nederlandsche Bank (the Dutch central bank) are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare a bank's total capital (Tier I and Tier II) and core capital (Tier I) with the total risk-weighted assets and off-balance-sheet items and with the market risk exposure of the trading portfolios. The minimum requirements for total capital and core capital as a percentage of risk-weighted assets are 8% and 4% respectively. The table below shows the capital available to the Rabobank and the minimum capital required by the regulatory authorities.

With the market risk approach, the general market risk is hedged, as well as the risk of open positions in foreign currencies, debt, own equity instruments. Assets are weighted according to broad categories of notional risk, the weightings reflecting the deemed capital required to back them. Four risk weightings are used: 0%, 20%, 50% and 100%. For example, cash and money market instruments are assigned a weighting of 0%, which means that no capital is required to back the holding of these assets. Items of property and equipment are assigned a weighting of 100%, which means that capital equal to 8% of their carrying amount has to be held to back them.

Off-balance-sheet liabilities relating to loans, forward contracts, forwards and options based on derivative financial instruments have various categories of conversion factors applied to them in order to disclose these items at their balance-sheet equivalents. These equivalent amounts are then also assigned risk weightings.

**Rabobank ratios**

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Tier I and qualifying capital can be broken down as follows: | | |
| Retained earnings and other reserves | 15,172 | 13,469 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | (322) | (237) |
| Rabobank Member Certificates | 5,811 | 3,840 |
| Trust Preferred Securities III to VI | 2,092 | 1,877 |
| Trust Preferred Securities I and II | 1,483 | 1,927 |
| | 24,236 | 20,876 |
| Part of minority interest treated as Tier I capital | 749 | 637 |
| Deductions | (125) | (109) |
| Tier I capital | 24,860 | 21,404 |
| Revaluation reserve | 93 | 47 |
| Deductions | (773) | (391) |
| Part of subordinated debt treated as qualifying capital | 1,092 | 145 |
| Qualifying capital | 25,272 | 21,205 |
| Risk-weighted assets | 213,901 | 196,052 |
| **Ratio** | | |
| Core capital (Tier I ratio) | 11.6 | 10.9 |
| Qualifying capital (BIS ratio) | 11.8 | 10.8 |

# 5 Risk exposure of financial instruments

## 5.1 Strategy for the use of financial instruments

Rabobank's activities are inherently related to the use of financial instruments, including derivative financial instruments. Rabobank accepts deposits from clients at fixed and variable rates of interest for a variety of terms and aims to earn above-average interest margins on these deposits by investing them in high-quality assets. Rabobank also aims to increase these margins by consolidating short funds and loans for longer terms at higher interest rates, at the same time keeping sufficient liquid resources to meet all payments that might become due.

A further objective of Rabobank is to increase its interest rate margins by obtaining above-average margins, after deduction of provisions, and by granting loans to commercial and retail borrowers with various credit ratings. These risks apply not only to loans recognised on the balance sheet, but also to guarantees given by Rabobank such as letters of credit and performance and other guarantee documents.

Rabobank also trades in financial instruments when it takes positions in tradeable and unlisted instruments (OTCs), including derivative financial instruments, in order to profit from short-term movements on the share and bond markets and in exchange rates, interest rates and commodity prices.

## 5.2 Interest rate risk

Rabobank is exposed to the risk of effects from fluctuations in market interest rates on its financial position and cash flows. As a result of such unexpected movements, interest rate margins can rise or fall. The Executive Board sets limits for the size of the permitted mismatch resulting from interest rate adjustments. The mismatch situation is monitored daily and monthly reports on it are sent to the respective risk management committees.

The following table gives a highly simplified picture of Rabobank's repayment schedule broken down by interest-rate type. It shows the carrying amounts of the assets and liabilities of Rabobank, classified by interest rate period or date of maturity. The schedule does not take into account assumptions about client behaviour. Assumptions regarding early repayment of mortgages are used for Rabobank's interest rate risk model. In addition, the model used for due to customers is a portfolio of money market and capital market items. The assumptions on behaviour have been agreed with De Nederlandsche Bank (the Dutch central bank). Moreover, the on-balance-sheet position is hedged with derivative financial instruments not included in the table.

Every quarter, reports generated by Rabobank's interest rate risk model are submitted to De Nederlandsche Bank.
The results of a stress scenario based on the assumption that the interest rate curve will make a 2% parallel shift upwards and downwards show that interest income will probably not fall by more than 1% in the first year. The expected limit for the second year is 3%.

| In millions of euros | Within 1 month | 1-3 months | 3-12 months | 1-5 years | More than 5 years | Non-interest-bearing | Total |
|---|---|---|---|---|---|---|---|
| At 31 December 2005 | | | | | | | |
| **Assets** | | | | | | | |
| Cash and cash equivalents | 896 | - | 6 | - | - | 2,021 | 2,923 |
| Due from other banks | 32,976 | 13,847 | 3,902 | 542 | 1,343 | 455 | 53,065 |
| Trading financial assets | 5,333 | 2,991 | 3,836 | 12,645 | 9,564 | 4,642 | 39,011 |
| Other financial assets at fair value through profit and loss | 6 | 2 | 104 | 1,955 | 10,344 | 2,460 | 14,871 |
| Loans to customers | 72,123 | 34,815 | 36,572 | 92,737 | 67,352 | 852 | 304,451 |
| Available-for-sale financial assets | 4,110 | 11,365 | 4,333 | 16,173 | 14,866 | 374 | 51,221 |
| Held-to-maturity financial assets | 115 | 115 | 635 | 1,019 | 24 | - | 1,908 |
| Other assets | 533 | 854 | 470 | 162 | 64 | 4,224 | 6,307 |
| **Total assets** | 116,092 | 63,989 | 49,858 | 125,233 | 103,557 | 15,028 | 473,757 |
| **Liabilities** | | | | | | | |
| Due to other banks | 54,504 | 42,462 | 6,871 | 3,937 | 1,020 | 955 | 109,749 |
| Due to other banks at fair value through profit and loss | - | 239 | - | - | - | - | 239 |
| Due to customers | 164,902 | 8,912 | 3,503 | 3,303 | 3,496 | 2,311 | 186,427 |
| Due to customers at fair value through profit and loss | - | - | 21 | 11 | - | - | 32 |
| Debt securities in issue | 27,075 | 41,166 | 15,710 | 25,294 | 6,745 | 2 | 115,992 |
| Debt securities in issue at fair value through profit and loss | 3,286 | 4,897 | 6,843 | 1,238 | 3,069 | - | 19,333 |
| Other debts | 782 | 906 | 1,077 | 49 | 133 | 4,399 | 7,346 |
| Insurance liabilities | - | - | - | - | - | 3 | 3 |
| Other financial liabilities at fair value through profit and loss | 589 | 302 | 310 | 3,284 | 2,512 | 344 | 7,341 |
| Subordinated debt | 1,001 | 13 | - | 64 | 1,534 | 33 | 2,645 |
| **Total liabilities** | 252,139 | 98,897 | 34,335 | 37,180 | 18,509 | 8,047 | 449,107 |
| **Interest rate sensitivity gap** | (136,047) | (34,908) | 15,523 | 88,053 | 85,048 | 6,981 | 24,650 |

| In millions of euros | Within 1 month | 1-3 months | 3-12 months | 1-5 years | More than 5 years | Non-interest-bearing | Total |
|---|---|---|---|---|---|---|---|
| At 31 December 2004 | | | | | | | |
| **Assets** | | | | | | | |
| Cash and cash equivalents | 6,544 | 16 | 3 | - | - | 706 | 7,269 |
| Due from other banks | 23,096 | 10,950 | 3,125 | 802 | 2,765 | 312 | 41,050 |
| Trading financial assets | 3,064 | 4,471 | 5,211 | 9,383 | 7,712 | 2,805 | 32,646 |
| Other financial assets at fair value through profit and loss | 2,874 | 1,650 | 1,758 | 9,322 | 13,451 | 3,443 | 32,498 |
| Loans to customers | 60,550 | 24,900 | 36,259 | 87,230 | 63,207 | 1,800 | 273,946 |
| Available-for-sale financial assets | 1,435 | 2,563 | 7,292 | 18,658 | 16,848 | 1,524 | 48,320 |
| Held-to-maturity financial assets | - | 226 | 304 | 1,652 | 25 | - | 2,207 |
| Other assets | 251 | 500 | 555 | 169 | 663 | 4,980 | 7,118 |
| **Total assets** | 97,814 | 45,276 | 54,507 | 127,216 | 104,671 | 15,570 | 445,054 |
| **Liabilities** | | | | | | | |
| Due to other banks | 46,951 | 41,757 | 3,447 | 2,088 | 944 | 1,160 | 96,347 |
| Due to other banks at fair value through profit and loss | - | - | - | - | 97 | - | 97 |
| Due to customers | 137,443 | 24,754 | 3,942 | 5,015 | 5,589 | 728 | 177,471 |
| Due to customers at fair value through profit and loss | - | 11 | - | - | - | - | 11 |
| Debt securities in issue | 4,883 | 32,956 | 19,867 | 28,176 | 11,628 | 10 | 97,520 |
| Debt securities in issue at fair value through profit and loss | 4,256 | 396 | 650 | 3,451 | 3,187 | - | 11,940 |
| Other debts | (4,941) | 280 | (960) | (8,644) | (2,574) | 24,489 | 7,650 |
| Insurance liabilities | - | - | 595 | 1,978 | 15,302 | 7 | 17,882 |
| Other financial liabilities at fair value through profit and loss | 1,813 | 889 | 117 | 1,390 | 2,867 | 14 | 7,090 |
| Subordinated debt | 67 | 17 | 17 | 1,995 | 1 | 32 | 2,129 |
| **Total liabilities** | 190,472 | 101,060 | 27,675 | 35,449 | 37,041 | 26,440 | 418,137 |
| **Interest rate sensitivity gap** | (92,658) | (55,784) | 26,832 | 91,767 | 67,630 | (10,870) | 26,917 |

The table below provides a summary of the average effective interest rates at 31 December for monetary financial instruments denominated in major currencies.

| | EUR | GBP | USD | AUS | Other |
|---|---|---|---|---|---|
| | % | % | % | % | % |
| At 31 December 2005 | | | | | |
| **Assets** | | | | | |
| Cash and cash equivalents | 2.08 | 4.64 | 3.48 | - | 0.07 |
| Due from other banks | 2.81 | 4.72 | 3.80 | 5.85 | 1.16 |
| Trading financial assets | 2.78 | 5.26 | 3.08 | 4.22 | 2.02 |
| Loans to customers | 4.86 | 5.80 | 5.04 | 7.05 | 6.23 |
| Available-for-sale financial assets | 3.46 | 5.25 | 3.48 | 6.19 | 1.70 |
| Held-to-maturity financial assets | 3.37 | - | - | - | - |
| **Liabilities** | | | | | |
| Due to other banks | 2.66 | 4.59 | 3.49 | 5.54 | 2.63 |
| Due to customers | 2.21 | 4.71 | 3.16 | 5.16 | 4.34 |
| Debt securities in issue | 2.23 | 4.85 | 2.44 | 5.89 | 4.18 |
| Other debts | 3.90 | - | 2.65 | - | - |

| | EUR | GBP | USD | AUS | Other |
|---|---|---|---|---|---|
| | % | % | % | % | % |
| At 31 December 2004 | | | | | |
| **Assets** | | | | | |
| Cash and cash equivalents | 2.54 | 4.33 | 2.34 | - | 0.06 |
| Due from other banks | 2.60 | 4.62 | 1.94 | 4.42 | 1.44 |
| Trading financial assets | 2.13 | 4.51 | 1.72 | 4.12 | 2.16 |
| Loans to customers | 4.98 | 5.39 | 3.33 | 7.27 | 4.86 |
| Available-for-sale financial assets | 3.52 | 4.78 | 4.41 | 4.98 | 2.61 |
| Held-to-maturity financial assets | 4.03 | - | - | - | - |
| **Liabilities** | | | | | |
| Due to other banks | 2.57 | 4.39 | 2.60 | 4.05 | 3.24 |
| Due to customers | 2.25 | 4.89 | 2.11 | 5.28 | 4.83 |
| Debt securities in issue | 2.01 | 4.55 | 1.66 | 5.69 | 3.78 |
| Other debts | 3.96 | - | 1.52 | - | - |

## 5.3 Credit risk

The credit risk exposure is the loss that Rabobank would suffer if a counterparty or issuer were to default on all its contractual obligations. Credit risk is inherent in traditional banking products. Positions in tradeable assets such as bonds and shares are also subject to credit risk. Rabobank is exposed to credit risks. A credit risk is defined as the risk that a counterparty will be unable to make payments in full when they become due. Rabobank controls the size of its credit risk exposure by limiting the amount at risk in relation to a borrower, or a group of borrowers, and to countries. These risks are monitored cyclically and are subject to regular assessment. Rabobank uses an escalating authorisation system to make decisions on individual loans. Immediately below the Executive Board, the system takes the form of loan committees; at lower levels, assessments undergo a review by a 'second pair of eyes'.

Credit risks are managed by regularly analysing the financial capacity of borrowers and potential borrowers to pay the amounts they owe in interest and principal and by adjusting their credit limits as necessary. Credit risks are also partly managed through the use of covenants and/or the provision of security and business and personal guarantees. The credit risk exposure relating to each individual borrower is further restricted by the use of sub-limits to hedge amounts at risk, not all of which are disclosed on the balance sheet, and the use of daily delivery risk limits for trading items such as forward currency contracts. Most actual risks are assessed each day against the limits.

Approximately 53% of Rabobank's total loan portfolio represents loans to private customers (mainly mortgages) who have an extremely low risk profile. The remainder is a highly varied portfolio of loans to business clients in the Netherlands and abroad. The proportion of the total loan portfolio attributable to the food & agri sector was 17% in 2005. The proportion of the loan portfolio relating to trade, industry and services was 30% at year-end 2005 and is spread over a large number of clients in many sectors, mainly in industrialised countries.
The proposed BIS II regulations for credit risk distinguish between the standard approach and an approach based on internal ratings. The latter approach analyses the cause of actual losses in past years in order to calculate the risk of a borrower defaulting on his contractual obligations when a payment becomes due. The internal method distinguishes between a basic method and a more advanced method.

### 5.3.1 Loans

Apart from due from other banks (53 billion, or 10% of total assets), Rabobank's only significant risk concentration is among private sector lending, which accounts for 48% of all loans to customers. Loans to trade, industry and services and loans to the food & agri sector are both spread over a wide range of industries. None of them represents more than 10% of the total client loan portfolio.

| In millions of euros | At 31 december 2005 | | 2004 | |
|---|---|---|---|---|
| **Total loans to customers** | 304,451 | | 273,946 | |
| of which: | | | | |
| to government clients | 1,053 | | 1,616 | |
| *securities transactions due from government clients* | 1,459 | | 2,564 | |
| securities transactions due from private sector lending | 22,025 | | 18,570 | |
| interest rate hedges (hedge accounting) | 1,819 | | 2,238 | |
| **Private sector lending** | 278,095 | | 248,958 | |
| This can be broken down geographically as follows: | | | | |
| The Netherlands | 218,363 | 78% | 200,278 | 80% |
| Other countries in the Euro zone | 24,681 | 9% | 21,358 | 9% |
| North America | 18,391 | 7% | 13,892 | 6% |
| Latin America | 3,620 | 1% | 2,836 | 1% |
| Asia | 2,764 | 1% | 2,196 | 1% |
| Australia and New Zealand | 10,219 | 4% | 8,329 | 3% |
| Other countries | 57 | 0% | 69 | 0% |
| **Total** | 278,095 | 100% | 248,958 | 100% |
| Risk spread in the loan portfolio can be broken down by business segment as follows: | | | | |
| Private individuals | 146,512 | 53% | 133,184 | 53% |
| Trade, industry and services | 83,340 | 30% | 76,321 | 31% |
| *Food & agri* | 48,243 | 17% | 39,453 | 16% |
| **Total** | 278,095 | 100% | 248,958 | 100% |

### 5.3.2 Derivative financial instruments

Rabobank sets strict limits for open positions, in amounts as well as in terms. If ISDA (International Swaps and Derivatives Association) standards apply or a master agreement including equivalent terms has been concluded with the counterparty and the jurisdiction of the counterparty permits setting off, the open position is monitored. The amount exposed to credit risk is limited in each case to the fair value of the transactions plus an uplift for potential future risks for Rabobank (at the 97.5% confidence level). Regarding derivative financial instruments, this is only a fraction of the notional amount at which the open transactions are disclosed. This credit risk is managed as part of the general lending limits for clients. Substantial amounts of security or other guarantees are given for Rabobank's credit risk exposures in relation to these transactions.

The credit risk exposure represents the current fair value of all open derivative contracts showing a gain, taking into account master netting agreements enforceable by law.

### 5.3.3 Credit risk management methods

Rabobank further limits its exposure to credit risk by entering into master netting arrangements with counterparties for a significant volume of transactions. In general, master netting arrangements do not lead to the setting off of assets and liabilities included on the balance sheet as transactions are usually settled gross. The credit risk relating to favourable contracts is limited by master netting arrangements, however, to the extent that, if an event or cancellation occurs, all amounts involving the counterparty are frozen and settled net. Taking netting arrangements into account, the total fair value of the derivative contracts portfolio is a positive amount of 5,591 (7,116).

The total credit risk exposure of Rabobank from derivative financial instruments to which netting arrangements apply is highly sensitive to the closing of new transactions, lapsing of existing transactions and market movements in interest and exchange rates.

An additional method for managing the credit risk associated with derivative financial instruments and sale and repurchase contracts is the use of collateral arrangements.

### 5.3.4 Financial instruments not disclosed on the balance sheet

The main purpose of these instruments is to ensure that financial resources are available for clients when needed. Guarantees and stand-by letters of credit, which represent irrevocable commitments by Rabobank to make payments to third parties on behalf of clients if they are unable to fulfil their obligations, are exposed to the same risks as loans. Documentary and commercial letters of credit, which are written undertakings by Rabobank on behalf of clients authorising third parties to draw bills against Rabobank up to a preset amount subject to specific conditions, are backed by the delivery of the underlying goods to which they relate. Accordingly, the risk exposure of such an instrument is less than that of a direct loan.

Obligations to grant loans at specific rates of interest during a fixed period are included and recognised as derivative financial instruments, unless the obligations cease at the end of the period that appears to be required to carry out appropriate acceptance procedures. In that case, they are treated as transactions conforming to standard market conventions.

Promises to grant lending facilities represent unused partial authorisations to grant such facilities in the form of loans, guarantees or letters of credit. Regarding promises to grant credit facilities, Rabobank is potentially exposed to losses up to an amount equal to the unused commitments. However, the probable size of such losses is less than the total of the unused commitments, as most promises to grant credit facilities are made subject to the clients meeting certain conditions that apply to loans. Rabobank monitors the term to expiry of credit promises, as long-term commitments are generally associated with a higher risk than short-term commitments.

## 5.4 Currency risk

Rabobank is exposed to the effect of fluctuations in exchange rates on its financial position and cash flows. Just as for other market risks, the currency risk exposure of the trading books is managed using value-at-risk (VaR) limits set by the Executive Board. This risk is monitored on a daily basis. The non-trading books are exposed only to the translation risk on capital invested in foreign activities and on issues of Trust Preferred Securities not denominated in euros. To monitor and manage the translation risk, Rabobank follows a policy of protecting equity against exchange rate fluctuations. The following table shows the carrying amounts of Rabobank's assets and liabilities broken down by currency.

Carrying amount in millions of euros

| | EUR | GBP | USD | AUS | Other | Total |
|---|---|---|---|---|---|---|
| At 31 December 2005 | | | | | | |
| **Assets** | | | | | | |
| Cash and cash equivalents | 1,493 | 12 | 22 | 51 | 1,345 | 2,923 |
| Due from other banks | 17,536 | 9,109 | 22,336 | 123 | 3,961 | 53,065 |
| Trading financial assets | 13,606 | 4,942 | 10,204 | 178 | 10,081 | 39,011 |
| Other financial assets at fair value through profit and loss | 5,314 | 1,210 | 7,316 | - | 1,031 | 14,871 |
| Derivative financial instruments | 15,932 | 177 | 5,866 | 238 | 1,922 | 24,135 |
| Loans to customers | 236,790 | 7,008 | 45,395 | 7,563 | 7,695 | 304,451 |
| Available-for-sale financial assets | 22,776 | 157 | 22,339 | 459 | 5,490 | 51,221 |
| Held-to-maturity financial assets | 1,908 | - | - | - | - | 1,908 |
| Investments in associates | 2,618 | - | 3 | 8 | 342 | 2,971 |
| Goodwill and other intangible assets | 183 | - | 2 | - | 67 | 252 |
| Property and equipment | 2,843 | 29 | 190 | 12 | 41 | 3,115 |
| Investment properties | 768 | - | - | - | - | 768 |
| Deferred tax assets | 830 | 33 | 343 | 30 | - | 1,236 |
| Other assets | 3,824 | 257 | 1,450 | 140 | 636 | 6,307 |
| **Total assets** | 326,421 | 22,934 | 115,466 | 8,802 | 32,611 | 506,234 |

Carrying amount in millions of euros

| | EUR | GBP | USD | AUS | Other | Total |
|---|---|---|---|---|---|---|
| At 31 December 2005 | | | | | | |
| **Liabilities** | | | | | | |
| Due to other banks | 41,619 | 13,088 | 45,076 | 819 | 9,147 | 109,749 |
| Due to other banks at fair value through profit and loss | - | - | 239 | - | - | 239 |
| Due to customers | 157,756 | 8,834 | 16,075 | 1,070 | 2,692 | 186,427 |
| Due to customers at fair value through profit and loss | 11 | 21 | - | - | - | 32 |
| Debt securities in issue | 29,553 | 6,071 | 56,837 | 6,859 | 16,672 | 115,992 |
| Debt securities in issue at fair value through profit and loss | 10,731 | 247 | 6,143 | 507 | 1,705 | 19,333 |
| Derivative financial instruments and other trade liabilities | 20,208 | 541 | 5,584 | 286 | 1,462 | 28,081 |
| Other debts | 824 | 1,770 | 2,705 | 473 | 1,574 | 7,346 |
| Insurance liabilities | 2 | - | - | 1 | - | 3 |
| Other financial liabilities at fair value through profit and loss | 4,137 | 486 | 2,480 | - | 238 | 7,341 |
| Provisions | 883 | 14 | 5 | 22 | 7 | 931 |
| Deferred tax liabilities | 222 | 1 | 100 | 6 | - | 329 |
| Employee benefits | 1,400 | 18 | 19 | - | - | 1,437 |
| Subordinated debt | 1,162 | - | 1,483 | - | - | 2,645 |
| **Total liabilities** | 268,508 | 31,091 | 136,746 | 10,043 | 33,497 | 479,885 |
| **Net on-balance-sheet position** | 57,913 | (8,157) | (21,280) | (1,241) | (886) | 26,349 |
| At 31 December 2004 | | | | | | |
| **Total assets** | 343,963 | 18,540 | 65,438 | 13,150 | 42,483 | 483,574 |
| **Total liabilities** | 307,835 | 27,666 | 87,658 | 9,804 | 27,607 | 460,570 |
| **Net on-balance-sheet position** | 36,128 | (9,126) | (22,220) | 3,346 | 14,876 | 23,004 |

## 5.5 Liquidity risk

Rabobank is exposed to daily withdrawals from its available cash resources in the form of overnight deposits, current accounts, expiring deposits, early repayment of loans, guarantees, and out-of-the-margin and other calls on derivatives settled in cash. Rabobank holds no cash to meet these needs, as experience shows that a minimum level of reinvestment of maturing arrangements can be predicted with a high degree of probability. Rabobank uses a liquidity risk model that incorporates the trading and investment portfolios as a buffer for liquidity risk management. This is reflected in the balance sheet and the table below by the substantial items 'Trading financial assets', 'Available-for-sale financial assets' and 'Other financial assets at fair value through profit and loss'. In the event of a liquidity crisis, these assets can be utilised immediately to increase liquidity.

The table below shows Rabobank's assets and liabilities grouped by the liquidity period remaining between the balance sheet date and contractual repayment date.

**Contract repayment date**

| In millions of euros | On demand | Less than 3 months | 3 months to 1 year | 1-5 years | More than 5 years | No repayment date | Total |
|---|---|---|---|---|---|---|---|
| At 31 December 2005 | | | | | | | |
| **Assets** | | | | | | | |
| Cash and cash equivalents | 1,990 | 253 | 18 | - | - | 662 | 2,923 |
| Due from other banks | 10,065 | 36,690 | 3,673 | 756 | 1,543 | 338 | 53,065 |
| Trading financial assets | 158 | 5,965 | 3,753 | 13,945 | 11,495 | 3,695 | 39,011 |
| Other financial assets at fair value through profit and loss | - | 8 | 104 | 1,955 | 10,344 | 2,460 | 14,871 |
| Derivative financial instruments | 12 | 2,542 | 2,591 | 7,777 | 11,212 | 1 | 24,135 |
| Loans to customers | 11,729 | 47,876 | 16,997 | 48,952 | 178,419 | 478 | 304,451 |
| Available-for-sale financial assets | 264 | 10,437 | 4,095 | 17,445 | 18,715 | 265 | 51,221 |
| Held-to-maturity financial assets | - | 230 | 635 | 1,019 | 24 | - | 1,908 |
| Other assets | 648 | 1,233 | 496 | 229 | 56 | 3,645 | 6,307 |
| **Total assets** | 24,866 | 105,234 | 32,362 | 92,078 | 231,808 | 11,544 | 497,892 |

| Contract repayment date | | | | | | | |
|---|---|---|---|---|---|---|---|
| In millions of euros | On demand | Less than 3 months | 3 months to 1 year | 1-5 years | More than 5 years | No repayment date | Total |
| At 31 December 2005 | | | | | | | |
| **Liabilities** | | | | | | | |
| Due to other banks | 7,068 | 88,762 | 7,187 | 5,436 | 1,242 | 54 | 109,749 |
| Due to other banks at fair value through profit and loss | - | - | - | 126 | 113 | - | 239 |
| Due to customers | 141,571 | 31,144 | 3,251 | 4,099 | 3,794 | 2,568 | 186,427 |
| Due to customers at fair value through profit and loss | - | - | - | 32 | - | - | 32 |
| Debt securities in issue | 4,112 | 50,862 | 12,643 | 35,672 | 12,700 | 3 | 115,992 |
| Debt securities in issue at fair value through profit and loss | - | 728 | 423 | 3,125 | 15,057 | - | 19,333 |
| Derivative financial instruments and other trade liabilities | 74 | 2,028 | 2,713 | 8,462 | 14,795 | 9 | 28,081 |
| Other debts | 697 | 1,757 | 1,114 | 298 | 105 | 3,375 | 7,346 |
| Insurance liabilities | - | - | - | - | - | 3 | 3 |
| Other financial liabilities at fair value through profit and loss | 591 | 317 | 339 | 3,570 | 2,517 | 7 | 7,341 |
| Subordinated debt | - | - | - | 64 | 2,547 | 34 | 2,645 |
| **Total liabilities** | 154,113 | 175,598 | 27,670 | 60,884 | 52,870 | 6,053 | 477,188 |
| **Net liquidity surplus/(deficit)** | (129,247) | (70,364) | 4,692 | 31,194 | 178,938 | 5,491 | 20,704 |
| At 31 December 2004 | | | | | | | |
| Total assets | 36,686 | 78,260 | 36,836 | 98,136 | 213,684 | 13,487 | 477,089 |
| Total liabilities | 145,329 | 155,527 | 30,832 | 50,896 | 33,855 | 22,987 | 439,426 |
| **Net liquidity surplus/(deficit)** | (108,643) | (77,267) | 6,004 | 47,240 | 179,829 | (9,500) | 37,663 |

The above breakdowns were compiled on the basis of contract information, without taking into account the way the different balance sheet items change in practice. This is taken into account, however, for the day-to-day management of the liquidity risk. The regulations of the supervisory authority are also factored in. In relation to the liquidity criteria of De Nederlandsche Bank, Rabobank had a substantial liquidity surplus at 31 December 2005.

The terms of assets and liabilities and the ability to replace interest-bearing liabilities at acceptable costs when they fall due are major factors in assessing Rabobank's liquidity position and its exposure to movements in interest and exchange rates.

The liquidity requirements to meet payments under guarantees and stand-by letters of credit are substantially lower than the size of the liabilities, as Rabobank does not generally expect that the third party to such an arrangement will withdraw its resources. The total open position relating to contractual obligations to provide credit does not necessarily represent Rabobank's future cash resource needs, as many of these obligations will lapse or terminate without financing being required.

## 5.6 Market risk

Rabobank is exposed to market risk. A market risk arises on open positions in relation to interest rates, currencies and share-based products, all of which are subject to general and specific market movements. Rabobank employs a value-at-risk (VaR) method to estimate the market risk of positions it holds and the maximum expected losses. The method requires a number of assumptions to be made for different changes in market conditions. The Executive Board sets limits for the acceptable risks and these are monitored on a daily basis.

The criterion for the daily value that may be exposed to risk (VaR) is an estimate, at the 97.5% confidence level, of the potential losses that could occur when the existing positions are held unchanged for one trading day. The value for the criterion is selected in such way that daily losses exceeding the VaR should not occur more than once in 40 days on average. The actual results are assessed regularly to verify the validity of the assumptions, parameters and factors used in calculating the VaR.

As the VaR is an integral part of Rabobank's risk management processes for dealing with market risk, VaR limits are set for all trading activities. The actual exposures in relation to the limits together with a consolidated group VaR is tracked each day by management. The average daily VaR for Rabobank was 19 in 2005 (17). The highest and lowest VaR reported during the year were 25 (22) and 14 (11) respectively. This approach does not prevent losses exceeding these limits in the event of dramatic market swings.

## 5.7 Fair value of financial assets and liabilities

The table below shows the fair values of financial instruments based on the stated valuation methods and assumptions. This table is included because not all financial instruments are disclosed in the financial statements at fair value. The fair value is the amount for which an asset could be exchanged or a liability settled between two knowledgeable and willing parties in an arm's length transaction.

We use the market price as fair value if an active market exists (such as a stock market), as this is the best measure of the fair value of a financial instrument. However, market prices are not available for a large number of the financial assets and liabilities that Rabobank holds or issues. Hence, for financial instruments for which no market prices are available, the fair values shown in the table below have been estimated using the present value or the results of other estimation and valuation methods, based on the market conditions at the balance sheet date. The values produced using these methods are highly sensitive to the underlying assumptions used for the amounts as well as for the timing of future cash flows and the discount rates. The following methods and assumptions have been used:

**Cash and cash equivalents:** The fair value of cash and cash equivalents is assumed to be almost equal to their carrying amount. This assumption is also used for highly liquid investments and the current component of all other financial assets and liabilities.

**Due from other banks:** Due from other banks comprise interbank placings and items to be collected. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using appropriate money market interest rates for debts with comparable credit risks and terms to maturity.

**Financial assets and derivative financial instruments held for trading:** Financial assets and derivative financial instruments held for trading are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

**Other financial assets at fair value through profit and loss:** These financial assets are carried at fair value based on quoted prices in active markets if available. If not, they are estimated from comparable assets on the market, or using valuation methods, including appropriate discounted cash-flow models and option valuation models.

**Loans to customers:** The fair value of issued loans is estimated from the present value of the cash flows, using current market rates for similar loans. For variable-interest loans that are reviewed often and do not vary significantly in terms of credit risk, the fair value is based on the carrying amount until maturity.

**Available-for-sale financial assets and held-to-maturity financial assets:** Available-for sale financial assets and held-to-maturity financial assets are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

**Other financial assets:** For almost all other financial assets, the carrying amount is a good approximation of the fair value.

**Due to other banks:** Due to other banks comprise interbank placings, items to be delivered and deposits. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using ruling money market interest rates for debts with comparable credit risks and terms to maturity.

**Trade liabilities:** The fair value of trade liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from valuation models (such as discounted cash-flow models).

**Other financial liabilities at fair value through profit and loss:** The fair value of these liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models. Other financial liabilities classified at fair value through profit and loss are immune to changes in Rabobank's credit rating.

**Due to customers:** Due to customers include current accounts and deposits. The fair value of savings and current accounts that have no specific termination date is assumed to be the amount payable on demand at the balance sheet date, i.e. their carrying amount at that date. The fair value of the deposits is estimated from the present value of the cash flows, based on current bid rates of interest for similar arrangements with terms to maturity that match the items to be measured. The carrying amount of variable-interest deposits is a good approximation to their fair value at the balance sheet date.

**Debt and other instruments issued by Rabobank:** The fair value of these instruments is calculated using quoted market prices. For notes for which no quoted market prices are available, a discounted cash flow model is used, based on a current yield curve appropriate for the term to maturity.

**Other debts:** The fair value of loans is estimated from the present value of the cash flows, based on current market rates for similar loans with terms to maturity that match the outstanding terms of the loans to be measured.

**Off-balance-sheet instruments for obligations or guarantees:** The fair value of off-balance-sheet instruments for obligations or guarantees is based on current fees for entering into such arrangements, taking into account the outstanding terms of the agreements and the creditworthiness of the counterparties.

| In millions of euros | 2005 Carrying amount | 2005 Fair value | 2004 Carrying amount | 2004 Fair value |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | 2,923 | 2,946 | 7,269 | 7,269 |
| Due from other banks | 53,065 | 52,919 | 41,050 | 41,118 |
| Trading financial assets | 39,011 | 39,011 | 32,646 | 32,646 |
| Other financial assets at fair value through profit and loss | 14,871 | 14,871 | 32,498 | 32,498 |
| Derivative financial instruments | 24,135 | 24,135 | 32,035 | 32,035 |
| Loans to customers | 304,451 | 311,417 | 273,946 | 281,981 |
| Available-for-sale financial assets | 51,221 | 51,221 | 48,320 | 48,320 |
| Held-to-maturity financial assets | 1,908 | 2,054 | 2,207 | 2,401 |
| **Total assets** | 491,585 | 498,574 | 469,971 | 478,268 |
| **Liabilities** | | | | |
| Due to other banks | 109,749 | 108,721 | 96,347 | 96,356 |
| Due to other banks at fair value through profit and loss | 239 | 239 | 97 | 97 |
| Due to customers | 186,427 | 185,514 | 177,471 | 178,125 |
| Due to customers at fair value through profit and loss | 32 | 32 | 11 | 11 |
| Debt securities in issue | 115,992 | 116,227 | 97,520 | 100,374 |
| Debt securities in issue at fair value through profit and loss | 19,333 | 19,333 | 11,940 | 11,940 |
| Derivatives and other trade liabilities | 28,081 | 28,081 | 39,171 | 39,171 |
| Subordinated debt | 2,645 | 2,573 | 2,129 | 2,125 |
| **Total liabilities** | 462,498 | 460,720 | 424,686 | 428,199 |

The figures stated here represent the best possible estimates by management, based on a range of methods and assumptions.

If a quoted market price is available, this is the best estimate of fair value. If no quoted market prices are available for fixed-term securities, equity instruments, derivative financial instruments and commodity instruments, Rabobank bases the fair value on the present value of the future cash flows, discounted at market rates corresponding to the credit ratings and terms to maturity of the investments. Alternatively, a model-based price can be used to determine a suitable fair value.

Rabobank's policy is to have all models used for valuing financial instruments validated by competent staff who are independent of the staff who determine the fair values of the financial instruments.

In determining market or fair values, various factors have to be considered, such as the time value of money, volatility, underlying options, warrants and derivative financial instruments. Other factors are liquidity and the creditworthiness of the counterparty. Modifications to assumptions might affect the fair value of held-for-sale and available-for sale financial assets and liabilities.

The table below summarizes the valuation methodes used in determining the fair value of financial assets and liabilities except from current financial instruments, receivables and payables arising in the normal course of business. Because of the relatively short time between their initial recognition and expected realisation, the carrying amounts of these items are a good approximation of their fair values.

| **Measurement of financial instruments** | | | | At 31 december |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| In millions of euros | Fair value | % | Fair value | % |
| Quoted market prices | 208,975 | 22% | 220,891 | 24% |
| Valuation methods based on assumptions fully supported by demonstrable market prices or rates | 750,319 | 78% | 685,576 | 76% |

## 5.8 Trust activities

Rabobank provides fiduciary, trustee, corporate accounting, and asset management services, as well as advisory services to third parties, as part of which it has to make decisions on the allocation, purchase and sale of a wide variety of financial instruments. Assets held in connection with fiduciary activities are not disclosed in these financial statements. For some of the arrangements, Rabobank has agreed to achieve yield targets for the assets under its management. With these services, Rabobank could be exposed to the risk of being held liable for inadequate management or performance.

## 6 Business segments

The business segments the Rabobank uses in its reporting are defined from a management viewpoint. This means they are the segments reviewed as part of Rabobank's strategic management and for the purpose of making business decisions.

Rabobank distinguishes five major business segments: Domestic retail banking, Wholesale and international retail banking, Asset management and investments, Leasing and Real Estate.

The other business activities of Rabobank comprise a variety of segments, none of which requires separate reporting.

Inter-segment transactions are conducted in accordance with normal commercial terms and market conditions.

Financial resources can be reallocated between segments, which leads to a reclassification of finance costs recognised in operating profit. The interest recognised on these financial resources is based on the cost of capital. No other material income or expense items arise between business segments. The assets and liabilities of a segment comprise operating assets and operating liabilities, in other words, a substantial part of the balance sheet, but excluding items relating to tax.

The accounting policies used for segment reporting are the same as those described in the section on the main accounting policies used in preparing the consolidated financial statements.

| In millions of euros | Domestic retail banking | Wholesale and international retail banking | Asset Management and investments | Leasing | Real Estate | Other * | Total |
|---|---|---|---|---|---|---|---|
| **For the year ended 31 December 2005** | | | | | | | |
| External income | 7,719 | 1,399 | 784 | 1,073 | 302 | (1,914) | 9,363 |
| Income from other segments | (2,288) | 827 | (66) | (354) | (152) | 2,033 | - |
| **Total income** | 5,431 | 2,226 | 718 | 719 | 150 | 119 | 9,363 |
| Segment expense | 3,910 | 1,536 | 468 | 484 | 42 | 241 | 6,681 |
| **Operating profit before tax** | 1,521 | 690 | 250 | 235 | 108 | (122) | 2,682 |
| Income tax expense | 497 | 117 | 76 | 57 | 30 | (178) | 599 |
| **Net profit for the year** | 1,024 | 573 | 174 | 178 | 78 | 56 | 2,083 |
| | | | | | | | |
| Business unit assets | 219,777 | 368,147 | 14,179 | 20,757 | 9,101 | (128,698) | 503,263 |
| Investments in associates | 15 | 215 | 154 | 4 | 18 | 2,565 | 2,971 |
| **Total assets** | 219,792 | 368,362 | 14,333 | 20,761 | 9,119 | (126,133) | 506,234 |
| Business unit liabilities | 205,141 | 359,787 | 13,546 | 19,262 | 8,496 | (126,347) | 479,885 |
| **Total liabilities** | 205,141 | 359,787 | 13,546 | 19,262 | 8,496 | (126,347) | 479,885 |
| Additions to property and equipment | 115 | 40 | 16 | 10 | 4 | 222 | 407 |
| Depreciation and amortisation including amortisation of software | 164 | 40 | 13 | 15 | 1 | 98 | 331 |
| Value adjustments | 175 | 259 | - | 92 | 1 | (10) | 517 |

* Including elimination between segments.

| In millions of euros | Domestic retail banking | Wholesale and inter-national retail banking | Asset Management and investments | Leasing | Real Estate | Other * | Total |
|---|---|---|---|---|---|---|---|
| **For the year ended 31 December 2004** | | | | | | | |
| External income | 7,557 | 1,315 | 731 | 993 | 241 | (1,615) | 9,222 |
| Income from other segments | (2,384) | 946 | (78) | (352) | (115) | 1,983 | - |
| **Total income** | 5,173 | 2,261 | 653 | 641 | 126 | 368 | 9,222 |
| Segment expense | 4,001 | 1,476 | 467 | 449 | 32 | 231 | 6,656 |
| **Operating profit before tax** | 1,172 | 785 | 186 | 192 | 94 | 137 | 2,566 |
| Income tax expense | 415 | 230 | 48 | 38 | 30 | 12 | 773 |
| **Net profit for the year** | 757 | 555 | 138 | 154 | 64 | 125 | 1,793 |
| | | | | | | | |
| Business unit assets | 201,458 | 333,802 | 13,220 | 17,489 | 8,041 | (91,150) | 482,860 |
| Investments in associates | 17 | 194 | 128 | - | 14 | 361 | 714 |
| **Total assets** | 201,475 | 333,996 | 13,348 | 17,489 | 8,055 | (90,789) | 483,574 |
| Business unit liabilities | 188,037 | 326,001 | 12,776 | 16,211 | 7,514 | (89,969) | 460,570 |
| **Total liabilities** | 188,037 | 326,001 | 12,776 | 16,211 | 7,514 | (89,969) | 460,570 |
| Additions to property and equipment | 136 | 24 | 15 | 273 | 2 | 71 | 521 |
| Depreciation and amortisation including amortisation of software | 172 | 42 | 17 | 11 | 1 | 78 | 321 |
| Value adjustments | 247 | 119 | 1 | 86 | - | 26 | 479 |

* Including elimination between segments.

| In millions of euros | Business unit assets | Business unit liabilities | Income from external clients | Additions to property, equipment and intangible assets | Contingent liabilities and obligations |
|---|---|---|---|---|---|
| At 31 December 2004 | | | | | |
| The Netherlands | 309,969 | 303,724 | 8,785 | 311 | 44,285 |
| Other countries in Euro zone | 24,092 | 9,764 | 907 | (15) | 4,326 |
| Rest of Europe (excl. Euro zone) | 77,272 | 65,375 | 723 | 9 | 6,333 |
| North America | 56,133 | 72,615 | 407 | 69 | 9,599 |
| Latin America | 4,612 | 2,081 | 232 | 5 | 367 |
| Asia | 7,869 | 13,861 | (32) | 2 | 1,524 |
| Australia and New Zealand | 26,268 | 12,795 | 229 | 5 | 2,464 |
| Other and consolidation effects | 19 | (330) | (1,888) | 21 | - |
| **Total** | 506,234 | 479,885 | 9,363 | 407 | 68,898 |

| In millions of euros | Business unit assets | Business unit liabilities | Income from external clients | Additions to property, equipment and intangible assets | Contingent liabilities and obligations |
|---|---|---|---|---|---|
| At 31 December 2004 | | | | | |
| The Netherlands | 310,098 | 302,856 | 9,144 | 479 | 38,573 |
| Other countries in Euro zone | 8,375 | 3,343 | 335 | 76 | 1,592 |
| Rest of Europe (excl. Euro zone) | 94,286 | 82,752 | 678 | (2) | 6,281 |
| North America | 26,072 | 36,678 | 867 | (6) | 12,834 |
| Latin America | 3,335 | 1,463 | 188 | 1 | 382 |
| Asia | 22,083 | 17,636 | 7 | - | 1,211 |
| Australia and New Zealand | 13,864 | 12,688 | 174 | 3 | 1,994 |
| Other and consolidation effects | 5,461 | 3,154 | (2,171) | (30) | - |
| **Total** | 483,574 | 460,570 | 9,222 | 521 | 62,867 |

# 7 Cash and cash equivalents

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Cash | 675 | 689 |
| Money market loans | 67 | 13 |
| Deposits at central banks other than mandatory reserve deposits | 1,723 | 6,160 |
| Cash and cash equivalents | 2,465 | 6,862 |
| Mandatory reserve deposits at central banks | 458 | 407 |
| **Total cash and cash equivalents** | 2,923 | 7,269 |

Mandatory reserve deposits consist of deposits with De Nederlandsche Bank (the Dutch central bank) required under its minimum reserve policy. These deposits are not available to Rabobank for use in its daily business activities.

# 8 Due from other banks

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Deposits with other banks | 13,387 | 12,001 |
| Assets transferred under repurchase transactions | 36,759 | 26,134 |
| Loans | 2,983 | 2,977 |
| Less: value adjustments | (64) | (62) |
| **Total due from other banks** | 53,065 | 41,050 |
| | | |
| **Breakdown of value adjustments** | | |
| At 1 January | 62 | 47 |
| Additional value adjustment to due from other banks | 6 | 15 |
| Reversal of value adjustment to due from other banks | (5) | - |
| Value adjustments | 1 | 15 |
| Amounts written off during the year | - | (3) |
| Other changes | 1 | 3 |
| **At 31 December** | 64 | 62 |

## 9 Trading financial assets

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| In millions of euros | Listed | Unlisted | Total | Listed | Unlisted | Total |
| Purchased loans | - | 2,255 | 2,255 | - | 2,124 | 2,124 |
| Short-term government securities | 275 | - | 275 | 1,140 | - | 1,140 |
| Government bonds | 10,436 | 262 | 10,698 | 17,276 | 702 | 17,978 |
| Other debt securities | 15,828 | 793 | 16,621 | 2,409 | 148 | 2,557 |
| Venture capital | 3 | 1 | 4 | - | 5 | 5 |
| Equity instruments | 2,349 | 2,342 | 4,691 | 7,451 | 48 | 7,499 |
| Other financial assets | 4,208 | 259 | 4,467 | 20 | 1,323 | 1,343 |
| **Total** | 33,099 | 5,912 | 39,011 | 28,296 | 4,350 | 32,646 |

## 10 Other financial assets at fair value through profit and loss

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| In millions of euros | Listed | Unlisted | Total | Listed | Unlisted | Total |
| Short-term government securities | - | 41 | 41 | - | - | - |
| Government bonds | 794 | 299 | 1,093 | 2,218 | - | 2,218 |
| Other debt securities | 11,021 | 173 | 11,194 | 26,630 | - | 26,630 |
| Venture capital | 4 | 221 | 225 | - | - | - |
| Equity instruments | 2,236 | - | 2,236 | 3,438 | 5 | 3,443 |
| Other trading financial assets | 75 | 7 | 82 | 81 | 126 | 207 |
| **Total** | 14,130 | 741 | 14,871 | 32,367 | 131 | 32,498 |

# 11 Derivative financial instruments and other trade liabilities

## 11.1 Types of derivative financial instruments used by Rabobank

**Forward currency and interest rate contracts** are contractual obligations to receive or pay a net amount based on movements in exchange or interest rates, or to purchase or sell foreign currency or a financial instrument on a future date at a fixed specified price in an organised financial market. As collateral for forward contacts is provided in the form of cash, cash equivalents or marketable securities, and movements in the value of forward contracts are settled daily, the credit risk is negligible. **Forward rate agreements** are individually agreed forward interest rate contracts under which the difference between a contractually agreed interest rate and the market rate on a future date has to be settled in cash, based on a notional principal amount.

**Currency and interest rate swaps** are commitments to exchange one set of cash flows for another. Swaps entail an economic exchange of currencies or interest rates (such as a fixed rate for one or more variable rates, or a combination i.e., a cross-currency swap). Except for certain currency swaps, there is no transfer of the principal amount. The credit risk exposure of Rabobank represents the potential cost of replacing the swaps if the counterparties default. The risk is monitored continuously against current fair value, a portion of the notional amount of the contracts and the liquidity of the markets. As part of the credit risk management process, Rabobank employs the same methods for evaluating counterparties as it does for lending activities.

**Currency and interest rate options** are contracts under which the seller (known as the writer) gives the buyer (known as the holder) the right, entailing no obligation, to purchase (in the case of a call option) or sell (in the case of a put option) a specific amount of foreign currency or a specific financial instrument on or before an agreed date or during an agreed period at a price set in advance. As consideration for accepting the currency or interest rate risk, the writer receives a payment (known as a premium) from the holder. Options are traded on exchanges or between Rabobank and clients (OTC). Rabobank is exposed to credit risks only as option holder and only up to the carrying amount, which is equal to the fair value in this case.

**Credit default swaps** (CDSs) are instruments by means of which the seller of a CDS agrees to pay the buyer an amount equal to the loss that would be incurred by holding an underlying reference asset if a specific credit event were to occur (i.e. the materialisation of a risk). The buyer is under no obligation to hold the underlying reference asset. The buyer pays the seller a credit protection fee expressed in basis points, with the size of the fee depending on the credit spread of the reference asset.

## 11.2 Derivative financial instruments issued or held for trading

Rabobank trades in financial instruments to take positions in tradeable or OTC instruments, including derivative financial instruments, so that it can profit from short-term movements on share and bond markets and in exchange and interest rates. For this type of trading, Rabobank sets risk limits relating to market positions at the end of the day (overnight trades) as well as during the day (intraday trades). Apart from specific hedging rules, the currency and interest rate risks associated with these derivative financial instruments are usually offset by taking counter positions in order to manage the volatility in the net cash or cash equivalent amounts needed to liquidate the market positions.

**Derivative financial instruments held as hedges**

Rabobank concludes various derivative contracts that are intended as fair value, cash flow or net investment hedges, and which accordingly qualify as such. Rabobank also concludes derivative contracts as hedges against economic risks. It does not apply hedge accounting to these contracts.

**Fair value hedges**

Most of Rabobank's fair value hedges are interest rate and cross currency swaps that provide protection against a potential decrease in the fair value of fixed-interest financial assets or a potential increase in the fair value of clients' time deposits in local as well as foreign currencies. The net fair value of these swaps at 31 December 2005 was 3,757 (3,622).
Rabobank hedges part of its currency risk exposure relating to available-for-sale shares with fair value hedges in the form of currency futures contracts. The net fair value of these forward currency contracts at 31 December 2005 was 7 (-54).

For the year ended 31 December 2005, Rabobank recognised a loss of 26 (21) on the portion of the fair value hedges classified as ineffective.

**Cash flow hedges**

Rabobank makes almost no use of cash flow hedges.

**Net investment hedges**

Rabobank uses forward currency contracts to hedge part of the translation risk on net investments in foreign entities.

At 31 December 2005, forward contracts with a total notional amount of 2,922 (2,371) were classified as net investment hedges. These contracts produced losses totalling 169 (gains totalling 65), which were recognised in equity. No deductions from equity were made during the year (-).

## 11.3 Notional amount and fair value

Although the notional amount of certain types of financial instruments provides a basis for comparing instruments that are included on the balance sheet, it does not necessarily represent the related future cash flows or the fair values of the instruments. Hence, it does not represent the exposure of Rabobank to credit or exchange risks. The notional amount is the value of the underlying asset or reference rate or index of a derivative financial instrument and forms the basis for measuring changes in the value of such instruments. It provides an indication of the volume of transactions executed by Rabobank; it is not a measure of risk exposure, however. Some derivative financial instruments are standardised in terms of notional amount or settlement date, having been designed for trading on active markets (i.e. on stock exchanges). Others are specifically constructed for individual clients and not for trading on an exchange, even though they can be traded at prices negotiated by buyers and sellers (OTC instruments).

A positive fair value represents the cost for Rabobank to replace all contracts on which it will be entitled to receive payment. Replacement would apply in the event of all counterparties remaining in default. This is the standard method in the industry for calculating the current credit risk exposure. A negative fair value represents the cost for Rabobank to replace all contracts on which it will have to make payment. Replacement would apply in the event of Rabobank remaining in default. The total of positive fair values and the total of negative fair values are disclosed separately in the balance sheet. Derivative financial instruments are favourable (if passive) or not favourable (if not passive) as a result of swings in market or exchange rates in relation to their contract values. The total contract or notional amount of derivative financial instruments held, the degree to which these instruments are favourable or not favourable, and hence the total fair value of the derivative financial assets and liabilities can sometimes fluctuate significantly.

The table below shows the notional amounts and the positive and negative fair values of Rabobank's derivative contracts (including those relating to closed derivative positions).

| In millions of euros | Contract/ Notional amount | Fair value | |
|---|---|---|---|
| | | Assets | Liabilities |
| At 31 December 2005 | | | |
| **Derivative financial instruments held for trading** | | | |
| **Currency derivative financial instruments** | | | |
| ***Unlisted tradeable contracts (OTC)*** | | | |
| Forward currency contracts | 219,249 | 2,497 | 2,493 |
| Currency swaps | 4,326 | 362 | 424 |
| OTC currency options | 6,871 | 6 | 7 |
| ***Listed tradeable contracts*** | | | |
| Options | 51 | - | 7 |
| **Total currency derivative financial instruments** | 230,497 | 2,865 | 2,931 |
| **Interest rate derivative financial instruments** | | | |
| ***Unlisted tradeable contracts (OTC)*** | | | |
| Interest rate swaps | 1,128,741 | 14,582 | 15,500 |
| Cross-currency interest rate swaps | 63,340 | 2,040 | 1,383 |
| Forward rate agreements | 209,925 | 45 | 55 |
| OTC interest rate options | 120,935 | 1,688 | 1,738 |
| **Total OTC contracts** | 1,522,941 | 18,355 | 18,676 |
| ***Listed tradeable contracts*** | | | |
| Interest rate swaps | 226,942 | 7 | 13 |
| **Total interest rate derivative financial instruments** | 1,749,883 | 18,362 | 18,689 |
| **Credit derivative contracts** | | | |
| Credit default swaps | 25,452 | 398 | 321 |
| Total return swaps | 14,311 | 151 | 126 |
| **Total credit derivative financial instruments** | 39,763 | 549 | 447 |
| **Precious metals contracts** | | | |
| ***Unlisted tradeable contracts (OTC)*** | | | |
| Forward contracts | 4 | - | - |
| **Total precious metals contracts** | 4 | - | - |

| In millions of euros | Contract/ Notional amount | Fair value | |
|---|---|---|---|
| | | Assets | Liabilities |
| **Equity instruments/index derivative financial instruments** | | | |
| ***Unlisted tradeable contracts (OTC)*** | | | |
| Options | 6,383 | 71 | 1,704 |
| ***Listed tradeable contracts*** | | | |
| Futures | 168 | - | - |
| Options | 2,927 | 1,656 | - |
| **Total equity instruments/index derivative financial instruments** | 9,478 | 1,727 | 1,704 |
| Other derivative financial instruments | 43 | 85 | - |
| **Total derivative financial assets/liabilities held for trading** | 2,029,668 | 23,588 | 23,771 |
| **Derivative financial instruments classified as fair value hedges** | | | |
| Forward currency contracts | 51 | - | - |
| Currency swaps | 1,129 | - | 7 |
| Interest rate options | 5,536 | - | - |
| Interest rate swaps | 29,762 | 448 | 3,951 |
| Cross-currency interest rate swaps | 7,246 | 98 | 352 |
| **Total derivative financial instruments classified as fair value hedges** | 43,724 | 546 | 4,310 |
| **Derivative financial instruments classified as cash flow hedges** | | | |
| Interest rate swaps | 36 | 1 | - |
| **Total derivative financial assets/liabilities classified as hedges** | 43,760 | 547 | 4,310 |
| **Total derivative financial assets/liabilities recognised** | 2,073,428 | 24,135 | 28,081 |

| In millions of euros | Contract/ Notional amount | Fair value | |
|---|---|---|---|
| | | Assets | Liabilities |
| At 31 December 2004 | | | |
| **Derivative financial instruments held for trading** | | | |
| **Currency derivative financial instruments** | | | |
| ***Unlisted tradeable contracts (OTC)*** | | | |
| Forward currency contracts | 173,950 | 7,087 | 8,457 |
| Currency swaps | 3,665 | 6,056 | 7,604 |
| OTC currency options | 5,989 | (444) | (278) |
| ***Listed tradeable contracts*** | | | |
| Currency futures | 284 | 6 | 1 |
| Options | - | 1 | 1 |
| **Total currency derivative financial instruments** | 183,888 | 12,706 | 15,785 |
| **Interest rate derivative financial instruments** | | | |
| ***Unlisted tradeable contracts (OTC)*** | | | |
| Interest rate swaps | 1,267,761 | 13,403 | 14,530 |
| Cross-currency interest rate swaps | 56,959 | 2,011 | 2,060 |
| Forward rate agreements | 231,316 | 87 | 109 |
| OTC interest rate options | 93,774 | 790 | 385 |
| **Total OTC contracts** | 1,649,810 | 16,291 | 17,084 |
| ***Listed tradeable contracts*** | | | |
| Interest rate futures | 275,825 | 9 | 6 |
| Interest rate options | 2,708 | - | - |
| **Total interest rate derivative financial instruments** | 1,928,343 | 16,300 | 17,090 |
| **Credit derivative contracts** | | | |
| Credit default swaps | 18,166 | 544 | 270 |
| Total return swaps | 18,984 | 217 | 135 |
| **Total credit derivative financial instruments** | 37,150 | 761 | 405 |
| **Precious metals contracts** | | | |
| ***Unlisted tradeable contracts (OTC)*** | | | |
| Forward contracts | 14 | - | 1 |
| **Total precious metals contracts** | 14 | - | 1 |

| In millions of euros | Contract/ Notional amount | Fair value | |
|---|---|---|---|
| | | Assets | Liabilities |
| **Equity instruments/index derivative financial instruments** | | | |
| *Unlisted tradeable contracts (OTC)* | | | |
| Options | 25 | 415 | 1,358 |
| | 25 | 415 | 1,358 |
| *Listed tradeable contracts* | | | |
| Options | - | 832 | - |
| **Total equity instruments/index derivative financial instruments** | 25 | 1,247 | 1,358 |
| Other derivative financial instruments | - | 187 | - |
| **Total derivative financial assets/liabilities held for trading** | 2,149,420 | 31,201 | 34,639 |
| **Derivative financial instruments held as hedges** | | | |
| **Derivative financial instruments classified as fair value hedges** | | | |
| Currency options | 392 | - | - |
| Currency swaps | 199 | 199 | 254 |
| Interest rate swaps | 13,617 | 564 | 3,741 |
| Cross-currency interest rate swaps | 18,156 | 64 | 509 |
| **Total derivative financial instruments classified as fair value hedges** | 32,364 | 827 | 4,504 |
| **Derivative financial instruments classified as cash flow hedges** | | | |
| Interest rate swaps | 50 | 7 | 28 |
| **Total derivative financial instruments classified as cash flow hedges** | 50 | 7 | 28 |
| **Total derivative financial assets/liabilities classified as hedges** | 32,414 | 834 | 4,532 |
| **Total derivative financial assets/liabilities recognised** | 2,181,834 | 32,035 | 39,171 |

## 12 Loans to customers

| In millions of euros | 2005 | At 31 december 2004 |
|---|---|---|
| **Loans initiated by Rabobank:** | | |
| Loans to government clients | | |
| Leasing | 7 | 8 |
| Payables relating to securities transactions | 1,459 | 2,564 |
| Other | 1,046 | 1,608 |
| Loans to private clients: | | |
| Overdrafts | 9,280 | 9,299 |
| Mortgages | 200,701 | 183,207 |
| Leasing | 14,472 | 12,136 |
| Payables relating to securities transactions | 22,025 | 18,570 |
| Other | 57,818 | 48,571 |
| Gross loans to customers | 306,808 | 275,963 |
| Less: changes in loans to customers | (2,357) | (2,017) |
| **Total loans to customers** | 304,451 | 273,946 |

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Value adjustments in loans to customers** | | |
| Value adjustments in loans to customers can be broken down as follows: | | |
| At 1 January | 2,017 | 1,919 |
| Additional value adjustment for credit losses | 826 | 801 |
| Reversal of value adjustment for credit losses | (251) | (319) |
| Defaulting loans written off during the year | (364) | (399) |
| Other changes | 129 | 15 |
| **Total value adjustments in loans to customers** | 2,357 | 2,017 |

**Finance leases**

Loans to customers also includes receivables from finance leases, which can be broken down as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Receivables from gross investment in finance leases:** | | |
| Shorter than 1 year | 5,852 | 5,034 |
| Longer than one year but not longer than five years | 9,494 | 8,017 |
| Longer than 5 years | 394 | 305 |
| **Total receivables from gross investment in finance leases** | 15,740 | 13,356 |
| **Unearned deferred finance income from finance leases** | 1,450 | 1,353 |
| **Net investment in finance leases** | 14,290 | 12,003 |

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Net investment in finance leases can be broken down as follows:** | | |
| Shorter than 1 year | 5,317 | 4,541 |
| Longer than one year but not longer than five years | 8,610 | 7,190 |
| Longer than 5 years | 363 | 272 |
| Net investment in finance leases | 14,290 | 12,003 |

The provision for finance leases included in value adjustments amounted to 189 at 31 December 2005 (141).

## 13 Available-for-sale financial assets

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| In millions of euros | Listed | Unlisted | Total | Listed | Unlisted | Total |
| Loans granted | - | 2,240 | 2,240 | - | 2,619 | 2,619 |
| Short-term government securities | 713 | 55 | 768 | 734 | (18) | 716 |
| Government bonds | 20,714 | 3,943 | 24,657 | 17,498 | 2,767 | 20,265 |
| Other debt instruments | 8,188 | 7,611 | 15,799 | 11,749 | 5,856 | 17,605 |
| Equity instruments | 155 | 7,038 | 7,193 | 1,351 | 4,122 | 5,473 |
| Other available-for-sale financial assets | 407 | 157 | 564 | 350 | 1,292 | 1,642 |
| **Total available-for-sale financial assets** | 30,177 | 21,044 | 51,221 | 31,682 | 16,638 | 48,320 |

Gains and losses on available-for-sale financial assets:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Derecognised available-for-sale financial assets | 38 | 27 |

The changes in available-for-sale financial assets can be broken down as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Opening balance | 48,320 | 45,109 |
| Translation differences on monetary assets | 2,225 | (1,011) |
| Additions | 16,243 | 19,046 |
| Disposals (sale and redemption) | (15,219) | (13,818) |
| Gains/(losses) from changes in fair value | 88 | 536 |
| Value adjustments | (120) | (1,309) |
| Other changes | (316) | (233) |
| **Closing balance** | 51,221 | 48,320 |

## 14 Held-to-maturity financial assets

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| In millions of euros | Listed | Unlisted | Total | Listed | Unlisted | Total |
| Government bonds | 1,580 | - | 1,580 | 1,870 | - | 1,870 |
| Other debt instruments | 328 | - | 328 | 337 | - | 337 |
| **Total held-to-maturity financial assets** | 1,908 | - | 1,908 | 2,207 | - | 2,207 |

The changes in held-to-maturity financial assets can be broken down as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Opening balance | 2,207 | 2,309 |
| Additions | 241 | 611 |
| Disposals (sale and redemption) | (527) | (684) |
| Value adjustments | (13) | (29) |
| **Closing balance** | 1,908 | 2,207 |

## 15 Investments in associates

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Opening balance | 714 | 327 |
| Purchases | 2,376 | 256 |
| Sales | (2) | (4) |
| Share of profit of associates before taxation | 29 | (1) |
| Share of income tax of associates | - | (15) |
| Dividends paid | (8) | (1) |
| Foreign exchange differences | 1 | (2) |
| Other | (139) | 154 |
| **Total** | 2,971 | 714 |

At 31 October 2005, Rabobank acquired a 32% interest in Eureko in exchange for its interest in Interpolis.

## 16 Goodwill and other intangible assets

| In millions of euros | Goodwill | Software developed in-house | Insurance portfolio | Total |
|---|---|---|---|---|
| **Year ended 31 December 2005** | | | | |
| Net opening carrying amount | 112 | 76 | 16 | 204 |
| Foreign exchange differences | (3) | - | - | (3) |
| Additions | 42 | 85 | 3 | 130 |
| Acquisition/disposal of subsidiaries | 3 | (37) | - | (34) |
| Other | - | 7 | - | 7 |
| Amortisation | - | (47) | (5) | (52) |
| **Net closing carrying amount** | 154 | 84 | 14 | 252 |
| Cost | 154 | 213 | 45 | 412 |
| Accumulated amortisation | - | (129) | (31) | (160) |
| **Net carrying amount** | 154 | 84 | 14 | 252 |

| In millions of euros | Goodwill | Software developed in-house | Insurance portfolio | Total |
|---|---|---|---|---|
| **Year ended 31 December 2004** | | | | |
| Net opening carrying amount | - | 32 | 14 | 46 |
| Additions | 96 | 67 | 9 | 172 |
| Disposals | - | (2) | - | (2) |
| Acquisition/disposal of subsidiaries | (14) | 1 | - | (13) |
| Other | 30 | (4) | - | 26 |
| Amortisation | - | (18) | (7) | (25) |
| **Net closing carrying amount** | 112 | 76 | 16 | 204 |
| Cost | 112 | 148 | 42 | 302 |
| Accumulated amortisation | - | (72) | (26) | (98) |
| **Net carrying amount** | 112 | 76 | 16 | 204 |

Rabobank makes limited use of fully amortised software and other intangible assets.

## 17 Property and equipment

| In millions of euros | Land and buildings | Equipment | Total |
|---|---|---|---|
| **Year ended 31 December 2005** | | | |
| Net opening carrying amount | 2,079 | 1,234 | 3,313 |
| Foreign exchange differences | 8 | 7 | 15 |
| Purchases | 104 | 246 | 350 |
| Acquisition of subsidiaries | 34 | 23 | 57 |
| Disposals | (48) | (16) | (64) |
| Disposal of subsidiaries | (201) | (51) | (252) |
| Depreciation | (104) | (190) | (294) |
| Other | 8 | (18) | (10) |
| **Net closing carrying amount** | 1,880 | 1,235 | 3,115 |
| Cost | 3,123 | 2,348 | 5,471 |
| Accumulated depreciation | (1,243) | (1,113) | (2,356) |
| **Net carrying amount** | 1,880 | 1,235 | 3,115 |

| In millions of euros | Land and buildings | Equipment | Total |
|---|---|---|---|
| **Year ended 31 December 2004** | | | |
| Net opening carrying amount | 2,099 | 1,198 | 3,297 |
| Foreign exchange differences | (4) | (7) | (11) |
| Additions | 38 | 447 | 485 |
| Acquisition of subsidiaries | 30 | 6 | 36 |
| Disposals | (63) | (109) | (172) |
| Disposal of subsidiaries | (19) | (1) | (20) |
| Depreciation | (104) | (213) | (317) |
| Other | 102 | (87) | 15 |
| **Net closing carrying amount** | 2,079 | 1,234 | 3,313 |
| Cost | 3,269 | 2,724 | 5,993 |
| Accumulated depreciation | (1,190) | (1,490) | (2,680) |
| **Net carrying amount** | 2,079 | 1,234 | 3,313 |

## 18 Investment properties

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Net opening carrying amount | 1,178 | 1,160 |
| Purchases | 105 | 52 |
| Acquisition of subsidiaries | - | 5 |
| Sales | (90) | - |
| Disposals | - | (2) |
| Disposal of subsidiaries | (395) | (37) |
| Other | (30) | - |
| **Net closing carrying amount** | 768 | 1,178 |

The fair value and carrying amount are practically equal.

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Cost | 878 | 1,250 |
| Accumulated depreciation | (110) | (72) |
| **Net carrying amount** | 768 | 1,178 |

The remaining maturity of investment properties is less than 10 years.

## 19 Other assets

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Receivables and prepayments | 1,522 | 1,748 |
| Accrued income | 265 | 388 |
| Prepaid taxes | (37) | 397 |
| Taxes receivable | 247 | 183 |
| Assets held for sale | 22 | 98 |
| Accrued interest | 1,836 | 1,850 |
| Precious metals, goods and warehouse receipts | 577 | 343 |
| Assets in progress | 123 | 96 |
| Capitalised acquisition costs | - | 174 |
| Reinsurance assets | - | 388 |
| Other assets | 1,752 | 1,441 |
| Less: provision for impairment losses on other assets | - | 12 |
| **Total other assets** | 6,307 | 7,118 |

## 20 Due to other banks

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Other loans | 4,868 | 5,945 |
| Money market deposits | 594 | 723 |
| Time deposits | 71,920 | 58,530 |
| Other deposits | 11,871 | 8,251 |
| Repurchase contracts | 20,496 | 22,898 |
| **Total due to other banks** | 109,749 | 96,347 |

## 21 Due to other banks at fair value through profit and loss

This item relates to time deposits.

## 22 Due to customers

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Savings | 86,181 | 78,325 |
| Current accounts/settlement accounts | 48,240 | 43,376 |
| Time deposits | 36,162 | 35,377 |
| Repurchase contracts | 5,392 | 3,907 |
| Other due to customers | 10,452 | 16,486 |
| **Total due to customers** | 186,427 | 177,471 |

At year-end, client accounts included deposits amounting to 8 (4) that were held as collateral for irrevocable commitments in connection with letters of import credit.

## 23 Due to customers at fair value through profit and loss

This item relates to time deposits.

## 24 Debt securities in issue

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| In millions of euros | Listed | Unlisted | Total | Listed | Unlisted | Total |
| Certificates of deposit | - | 21,814 | 21,814 | - | 21,738 | 21,738 |
| Commercial paper | - | 38,071 | 38,071 | - | 29,301 | 29,301 |
| Bonds | 50,627 | 3,453 | 54,080 | 40,298 | 3,245 | 43,543 |
| Other debt securities | 1,468 | 559 | 2,027 | 2,494 | 444 | 2,938 |
| **Total debt securities** | 52,095 | 63,897 | 115,992 | 42,792 | 54,728 | 97,520 |

## 25 Debt securities in issue at fair value through profit and loss

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| In millions of euros | Listed | Unlisted | Total | Listed | Unlisted | Total |
| Bonds | 17,672 | - | 17,672 | 11,300 | - | 11,300 |
| Other debt securities | 1,661 | - | 1,661 | 640 | - | 640 |
| **Total debt securities** | 19,333 | - | 19,333 | 11,940 | - | 11,940 |

## 26 Other debts

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Payables | 3,439 | 1,967 |
| Dividends payable | 69 | 38 |
| Income tax expense | 283 | 291 |
| Accrued interest | 2,242 | 2,773 |
| Other | 1,313 | 2,581 |
| **Total other debts** | 7,346 | 7,650 |

## 27 Other financial liabilities at fair value through profit and loss

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Short share positions | 923 | 2,567 |
| Short bond positions | 6,418 | 4,523 |
| **Total** | 7,341 | 7,090 |

## 28 Provisions

Rabobank recognised the following provisions during the year:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Restructuring provision | 343 | 326 |
| Leave and long-term employment provision | 1 | 2 |
| Legal issues provision | 227 | 264 |
| Other | 360 | 489 |
| **Total** | 931 | 1,081 |
| **Restructuring provision** | | |
| Opening balance | 326 | 273 |
| Additional provisions recognised in profit and loss | 161 | 164 |
| Used during the year | (144) | (111) |
| **Closing balance** | 343 | 326 |
| **Leave and long-term employment provision** | | |
| Opening balance | 2 | 2 |
| Additional provisions recognised in profit and loss | - | 1 |
| Used during the year | (1) | (1) |
| **Closing balance** | 1 | 2 |
| **Legal issues provision** | | |
| Opening balance | 264 | 264 |
| Additional provisions recognised in profit and loss | 65 | 56 |
| Used, or released during the year | (102) | (56) |
| **Closing balance** | 227 | 264 |
| **Other** | | |
| Opening balance | 489 | 255 |
| Additional provisions recognised in profit and loss | 19 | 365 |
| Used, or released during the year | (148) | (131) |
| **Closing balance** | 360 | 489 |
| **Total provisions** | 931 | 1,081 |

Other includes provisions for loss-making contracts, credit guarantees and tax claims.

**Maturity of the Rabobank provisions** (excluding provisions for employee benefits and doubtful debts)

| In millions of euros | Less than 1 year | 1-3 years | 3-5 years | More than 5 years | Total |
|---|---|---|---|---|---|
| **At 31 December 2005** | | | | | |
| Maturity of the provisions | 223 | 618 | 73 | 17 | 931 |

# 29 Deferred tax

Deferred tax assets and liabilities are measured for all temporary differences using the 'liability' method and an effective tax rate of 29.1% (30.0%). Changes in the deferred income tax account can be broken down as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Deferred tax assets** | | |
| Opening balance | 1,076 | 1,046 |
| (Charged)/taken to profit and loss | | |
| - in respect of rate changes | (44) | (64) |
| - other | 65 | 12 |
| Available-for-sale financial assets | | |
| - remeasurement of fair value | 28 | - |
| Foreign exchange differences | 58 | (8) |
| Acquisition/(disposal) of subsidiary | 2 | (9) |
| Other | 51 | 99 |
| **Closing balance** | 1,236 | 1,076 |
| **Deferred tax liabilities** | | |
| Opening balance | 223 | 211 |
| (Charged)/taken to profit and loss | | |
| - in respect of rate changes | (5) | (1) |
| Available-for-sale financial assets | | |
| - remeasurement of fair value | 51 | 57 |
| Cash flow hedges | | |
| - remeasurement of fair value | 10 | - |
| Foreign exchange differences | 12 | (8) |
| Acquisition/(disposal) of subsidiary | (175) | (11) |
| Other | 213 | (25) |
| **Closing balance** | 329 | 223 |

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Deferred tax assets** | | |
| Pensions and other post-employment benefits | 497 | 683 |
| Value adjustments | 47 | 41 |
| Other provisions | 161 | 66 |
| Hedged client deposits | 176 | 337 |
| Carry-forward losses | 374 | 104 |
| Property and equipment | (11) | (16) |
| Other temporary differences | (8) | (139) |
| **Total deferred tax assets** | 1,236 | 1,076 |
| **Deferred tax liabilities** | | |
| Pension and other post-employment benefits | (2) | 8 |
| Value adjustments | 1 | 1 |
| Other provisions | - | 1 |
| Cash flow hedges | 11 | 1 |
| Carry-forward losses | 5 | 20 |
| Other temporary differences | 314 | 192 |
| **Total deferred tax assets** | 329 | 223 |

The deferred tax expense relates to the following temporary differences:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Property and equipment | 5 | 2 |
| Pension and other post-employment benefits | 1 | (5) |
| Value adjustments | 4 | (10) |
| Other provisions | 18 | 3 |
| Carry-forward losses | (34) | (2) |
| Other temporary differences | (20) | 63 |
| **Deferred tax expense** | (26) | 51 |

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax items relate to the same taxation authority.

## 30 Employee benefits

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Pension plans | 838 | 1,247 |
| Other post-employment benefits | 74 | 276 |
| Other employee benefits | 525 | 435 |
| **Total pension liabilities** | 1,437 | 1,958 |

### 30.1 Pension plans

Rabobank has implemented several pension plans covering a significant percentage of its employees. Most of the plans are average pay defined benefit plans, some of which are administered by pension funds. The assets of the fund-administered plans are held independent of Rabobank assets and are managed by the trustees of the funds. These plans are valued each year by independent actuaries using the method prescribed by IFRS. The most recent actuarial valuations were carried out at the end of 2005.

The weighted average of the principal actuarial assumptions used in the valuation of the provision for defined benefit plans at 31 December (% per annum) are:

| | 2005 | 2004 |
|---|---|---|
| Discount rate | 4 | 4.5 |
| Expected salary accrual rate | 3 | 3 |
| Consumer price inflation (indexation) | 2 | 2 |
| Expected return on investments | 5 | 5.25 |

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Present value of liabilities administered by funds | 9,676 | 8,593 |
| Fair value of plan assets | (8,739) | (7,820) |
| | 937 | 773 |
| Present value of liabilities not administered by funds | 1 | 8 |
| Unrecognised actuarial gains/(losses) | (62) | 466 |
| Unrecognised backservice costs | (38) | - |
| **Net liabilities** | 838 | 1,247 |

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Present value of liabilities administered by funds** | | |
| Present value of entitlements at 1 January | 8,593 | 8,137 |
| Interest | 353 | 391 |
| Increase in entitlements during the year | 355 | 392 |
| Benefits paid | (126) | (128) |
| Pension plan changes | 309 | - |
| Deconsolidation effects | (992) | - |
| **Expected present value of entitlements at 31 December** | 8,492 | 8,792 |
| Actuarial result | 1,184 | (199) |
| **Present value of entitlements at 31 December** | 9,676 | 8,593 |
| **Fair value of plan assets** | | |
| Fair value of assets at 1 January | 7,820 | 6,961 |
| Expected income from investments | 376 | 387 |
| Premiums | 947 | 316 |
| Benefits paid | (126) | (128) |
| Deconsolidation effects | (904) | - |
| **Expected fair value of assets at 31 December** | 8,113 | 7,536 |
| Actuarial result | 626 | 284 |
| **Fair value of assets at 31 December** | 8,739 | 7,820 |
| **Actual income from investments** | | |
| Expected income from investments | 376 | 387 |
| Actuarial result | 626 | 284 |
| **Actual income from investments** | 1,002 | 671 |

The amounts recognised in consolidated profit and loss for the year are as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Costs based on period of employment during the year | 355 | 392 |
| Interest on liabilities | 353 | 391 |
| Expected income from plan assets | (376) | (387) |
| Pension plan changes | 271 | - |
| Gains and losses on discounts, settlements and costs | 17 | 17 |
| **Total cost for defined benefit plans** | 620 | 413 |

## 30.2 Other post-employment benefits

Besides pension plans, Rabobank has a number of other post-employment benefit plans. The recognition method and measurement frequency are the same as for the defined benefit plans.

In addition to the assumptions used for the pension plans, the principal actuarial assumption used is a 4% increase in healthcare costs.

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Present value of liabilities not administered by funds | 87 | 293 |
| Unrecognised actuarial gains/(losses) | (13) | (17) |
| **Net liabilities** | 74 | 276 |

The amounts recognised in consolidated profit and loss are as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Costs based on employment period during the year | 15 | 13 |
| Interest on liabilities | 14 | 13 |
| Actuarial result | 36 | - |
| Release of provision | (262) | - |
| **Total costs** | (197) | 26 |

# 31 Subordinated debt

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Subordinated debt | 2,645 | 2,129 |

This subordinated debt includes loans relating to Trust Preferred Securities I and II, Rabobank Nederland, ACCBank and FGH Bank N.V.

| *In millions of euros* | 2005 | 2004 |
|---|---|---|
| ***Trust Preferred Securities I and II*** | | |
| At 1 January | 1,927 | 2,037 |
| Revaluation and other adjustments | 206 | (110) |
| Repayments | (650) | - |
| **At 31 December** | **1,483** | 1,927 |

In 1999, 26 million non-cumulative Trust Preferred Securities with an expected distribution of 7% were issued by Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland. The total proceeds from this issue amounted to 650. As from 31 December 2004, Rabobank Capital Funding Trust has the right, after receiving prior written approval from De Nederlandsche Bank, to repurchase these Trust Preferred Securities on each distribution date (once a quarter). The trust exercised this right in the year under review to repay the loan.
In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected distribution is 5.26% until 31 December 2013, after which the expected distribution is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750 million. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.

Rabobank Nederland issued a variable interest rate loan of 1,000 in 2005, with the rate subject to review every three months.

The subordinated loan of ACCBank is a loan of 63 bearing interest at a variable rate. The loan matures in 2008. The interest expense recognised in 2005 was 1.9.

The subordinated loan of FGH Bank NV consists of five loans. Two loans of 7.5 and 5 respectively, each bearing a variable rate of interest and repayable in 2011. A loan of 10 bearing a current interest rate of 6.25%, increasing to 6.75% after five years. The loan matures in 2012. A loan of 40 bearing a fixed rate of interest of 6% and repayable in 2012. A further loan of 0.7 bearing a variable rate of interest and repayable in 2012.

# 32 Contingencies and commitments

## Credit related liabilities

Credit granting liabilities represent the unused portions of funds authorised for the granting of credit in the form of loans, guarantees, letters of credit and other lending related financial instruments. Rabobank's credit risk exposure from credit granting liabilities consists of potential losses amounting to the unused portion of the authorised funds. The total expected loss is lower than the total unused funds, however, as credit granting liabilities are subject to the clients in question continuing to meet specific standards of creditworthiness. Guarantees represent irrevocable undertakings that, provided certain conditions are met, Rabobank will make payments on behalf of clients if they are unable to meet their financial obligations to third parties. Rabobank also accepts credit granting liabilities in the form of credit facilities made available to ensure that clients' liquidity requirements can be met, but which have not yet been drawn upon.

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Guarantees | 7,021 | 6,550 |
| Credit granting liabilities | 60,636 | 55,075 |
| Letters of credit | 1,223 | 1,199 |
| Contingent liabilities | 18 | 43 |
| **Total credit related and contingent liabilities** | 68,898 | 62,867 |

## Liabilities relating to operating leases

Rabobank has taken on various operating lease contracts as lessee. The future net minimum lease payments under non-cancellable operating leases can be broken down as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Shorter than 1 year | 7 | 7 |
| Longer than one year but not longer than five years | 13 | 17 |
| Longer than 5 years | - | 1 |
| **Total liabilities relating to operating leases** | 20 | 25 |

## Payments receivable from operating leases

Rabobank has taken on various operating lease contracts as lessor. The future net minimum lease payments receivable from non-cancellable operating leases can be broken down as follows:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Earlier than 1 year | 277 | 226 |
| Later than one year but not later than five years | 795 | 647 |
| Later than 5 years | 99 | 81 |
| **Total payments receivable from operating leases** | 1,171 | 954 |

# 33 Equity

## Equity of Rabobank Nederland and local Rabobanks

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Foreign currency translation reserve | 93 | 71 |
| Revaluation reserve for available-for-sale financial assets | 184 | 478 |
| Hedging reserve for cash flow hedges | 1 | - |
| Retained earnings | 15,172 | 13,469 |
| **Total reserves and retained earnings at year end** | 15,450 | 14,018 |
| **Foreign currency translation reserve** | | |
| Opening balance | 71 | 127 |
| Currency translation differences emerging during the year | 22 | (56) |
| **Closing balance** | 93 | 71 |
| **Revaluation reserve available-for-sale financial assets** | | |
| Opening balance | 478 | 212 |
| Net gains/(losses) from fair value changes | (174) | 491 |
| Deferred tax assets and liabilities | 12 | (121) |
| Losses reclassified under profit as a result of impairment losses | - | 2 |
| Net (gains)/losses reclassified under profit at disposal | (132) | (111) |
| Other | - | 5 |
| **Closing balance** | 184 | 478 |

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Hedging reserve for cash flow hedges** | | |
| Opening balance | - | - |
| Gains/(losses) from fair value changes | 1 | - |
| **Closing balance** | 1 | - |
| | | |
| **Retained earnings** | | |
| Opening balance | 13,469 | 12,162 |
| Net profit | 2,083 | 1,793 |
| Payment on Rabobank Member Certificates and Trust Preferred Securities | (322) | (237) |
| Other | (58) | (249) |
| **Closing balance** | 15,172 | 13,469 |
| | | |
| **Total reserves and retained earnings** | 15,450 | 14,018 |

## 34 Rabobank Member Certificates issued by group companies

Members' capital relates to the Member Certificates issued in 2000, 2001, 2002 and 2005. In 2000, Rabobank Ledencertificaten N.V. (RLC), a group company of Rabobank Nederland, issued 40 million shares. The total proceeds from this issue amounted to 1,000. In 2000, RLC granted Rabobank Nederland a 900 deep-subordinated loan with a term of 31 years.
In 2001, RLC issued an additional 60 million shares. The total proceeds of this issue amounted to 1,575. In 2001, RLC granted Rabobank Nederland a 1,350 deep-subordinated loan with a term of 30 years. In 2002, RLC II issued an additional 17 million shares. The total proceeds of this issue amounted to 1,747. In 2002, RLC II granted Rabobank Nederland a 1,487 deep-subordinated loan with a term of 32 years. In 2005, RLC III issued an additional 40 million shares. The total proceeds of this issue amounted to 2,000. In 2005, RLC III granted Rabobank Nederland a 1,999 deep-subordinated loan with a term of 35 years.
At year-end 2005, the number of shares held by members and employees was 98,576,672 (98,388,376) with a net asset value of 2,530 (2,528), 16,277,476 (16,361,759) shares with a net asset value of 1,713 (1,725) and 39,478,422 shares with a net asset value of 1,974.
Subject to the prior written approval of De Nederlandsche Bank, the loan may be repaid ahead of schedule on 29 June 2006 and every subsequent 29 June. The loan granted by RLC II can be repaid ahead of schedule on 29 December 2012. The loan granted by RLC III can be repaid early on 29 September 2035 and on the 29th of the third month of every quarter thereafter.
Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised in equity in proportion to the number of shares held by members and employees.
The distribution per certificate in 2005 was 1.25 for RLC I, 4.5 for RLC II and 0.3 for RLC III. RLC has the right not to make a distribution.

## Rabobank Member Certificates

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Changes during the year: | | |
| Opening balance | 3,840 | 3,853 |
| Rabobank Member Certificates issued and cancelled during the year | 1,971 | (13) |
| **Closing balance** | 5,811 | 3,840 |

# 35 Trust Preferred Securities III to VI issued by group companies

In 2004, four tranches of non-cumulative variable-interest shares were issued.

- Rabobank Capital Funding Trust III, Delaware, a group company of Rabobank Nederland, issued 1.50 million non-cumulative Trust Preferred Securities. The expected distribution is 5.254% until 21 October 2016. For the period 21 October 2016 to 31 December 2016 inclusive, the expected distribution is equal to the USD LIBOR interpolated for the period, plus 1.5900%. The trust has the right not to make a distribution. Thereafter, the expected distribution is equal to the three-month USD LIBOR plus 1.5900%. The total proceeds from this issue amounted to USD 1,500 million. As from 21 October 2016, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust IV, Delaware, a group company of Rabobank Nederland, issued 350 thousand non-cumulative Trust Preferred Securities. The expected distribution is 5.556% until 31 December 2019, after which the expected distribution is equal to the six-month GBP LIBOR plus 1.4600%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to GBP 350 million. As from 31 December 2019, these Trust Preferred Securities can be repurchased on each distribution date (which is once every half-year) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust V, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is equal to the three-month BBSW plus 0.6700% until 31 December 2014 inclusive, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust VI, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is 6.415% until 31 December 2014, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.

A distribution becomes due on the Trust Preferred Securities issued in 1999 and 2003 included under subordinated loans if:

(i) the most recently audited and adopted consolidated financial statements of Rabobank Nederland show that Rabobank Group realised a net profit (after tax and extraordinary expenses) in the previous year; or

(ii) a distribution is made on securities that are more subordinated (such as Rabobank Member Certificates and Rabobank Member Certificates II) or on securities of equal rank (pari passu); subject to the proviso that no distribution becomes due should the De Nederlandsche Bank object (for example, if Rabobank's solvency ratio is below 8%).

The condition stated under (i) does not apply to Trust Preferred Securities issued in 2004. The other conditions do apply. If Rabobank Group realises a profit, Rabobank Nederland can make a distribution on these securities at its own discretion.

### Trust Preferred Securities

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Changes during the year: | | |
| Opening balance | 1,877 | - |
| Issued | - | 1,879 |
| Revaluation | 215 | (2) |
| **Closing balance** | **2,092** | **1,877** |

## 36 Minority interests

This item relates to shares held by third parties in subsidiaries and other group companies.

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Opening balance | 3,269 | 3,325 |
| Currency translation differences | 328 | (152) |
| Other changes | (601) | 96 |
| **Closing balance** | **2,996** | **3,269** |

## 37 Interest

| In millions of euros | 2005 | 2004 |
|---|---|---|
| **Interest income** | | |
| Cash and cash equivalents | 96 | 106 |
| Due from other banks | 2,333 | 1,513 |
| Trading financial assets | 1,369 | 1,034 |
| Other financial assets at fair value | 269 | 215 |
| Derivative financial instruments | 613 | 227 |
| Loans to customers | 14,837 | 13,432 |
| Available-for-sale financial assets | 1,994 | 1,982 |
| Held-to-maturity financial assets | 69 | 85 |
| Other | 521 | (14) |
| **Total interest income** | 22,101 | 18,580 |
| **Interest expense** | | |
| Due to other banks | 4,425 | 3,482 |
| Trading financial assets | 15 | - |
| Due to customers | 4,567 | 3,919 |
| Debt securities in issue | 3,464 | 2,379 |
| Derivative financial instruments | 2,239 | 1,642 |
| Other debts | 221 | 402 |
| Other | 763 | 561 |
| **Total interest expense** | 15,694 | 12,385 |
| **Net interest** | 6,407 | 6,195 |

## 38 Fees and commission

### Fee and commission income

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Asset management | 721 | 605 |
| Insurance commission | 371 | 361 |
| Lending | 210 | 245 |
| Purchase and sale of other financial assets | 370 | 389 |
| Payment services | 407 | 374 |
| Custodial fees and securities services | 38 | 37 |
| Other transactions involving financial instruments | 108 | 104 |
| Other commission income | 414 | 179 |
| **Total fee and commission income** | 2,639 | 2,294 |

### Fee and commission expense

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Asset management | 186 | 149 |
| Insurance commission | - | 2 |
| Purchase and sale of other financial assets | 109 | 72 |
| Payment services | 7 | 13 |
| Custodial fees and securities services | 10 | 9 |
| Other commission expense | 110 | 177 |
| **Total fee and commission expense** | 422 | 422 |
| | | |
| **Net fees and commission** | 2,217 | 1,872 |

## 39 Income from associates

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Profit of associates | 226 | 99 |
| Of the profit of 226 (99), 128 (-) relates to discontinuation/disposal of interests. | | |

| Key figures of associates are as follows: | | |
|---|---|---|
| Total assets at year end | 98,285 | 20,507 |
| Total liabilities at year end | 87,756 | 17,308 |
| Total income | 3,749 | 4,039 |
| Net result | 306 | 297 |
| Interest of Rabobank in associates | 98 | 99 |

## 40 Trading income

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Foreign currencies | 31 | 25 |
| Debt instruments and interest rate derivative financial instruments | 247 | 238 |
| Equity instruments | 89 | 71 |
| Other trading income | 6 | (1) |
| **Total trading income** | 373 | 333 |

The trading income also includes gains and losses on spot and forward contracts, options, futures and assets and liabilities denominated in foreign currencies.

## 41 Net income from non-trading financial assets and liabilities at fair value through profit and loss

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Net income | 20 | (90) |

## 42 Income from Interpolis insurance business

| In millions of euros | 2005 | 2004 |
| --- | --- | --- |
| Income from Interpolis insurance business | 353 | 214 |

On 31 October 2005, the interest in Interpolis was transferred in order to obtain an interest in Eureko. This did not generate any cash flows. The normal profit of Interpolis for the period 1 January to 31 October 2005 inclusive was 308 (214). Profit before tax for the same period was 429 (income 1,023, expense 594) (303 (income 999, expense 696)). The income tax expense on this profit came to 121 (89). The gain realised on the disposal was 78 before tax and 45 after tax. From 1 January to 31 October 2005, Interpolis generated the following cash flows: 900 from operating activities, minus 860 from investing activities and minus 40 from financing activities.

## 43 Other

As well as rent from real estate investments and income from operating leases, other includes the results on effects that cannot be allocated to individual categories of the profit and loss account. The adoption of IFRS has led to a sharp increase in the volatility of this portion of other income. The change in other income is almost entirely explained by this.

## 44 Staff costs

| In millions of euros | 2005 | 2004 |
| --- | --- | --- |
| Wages and salaries | 2,637 | 2,569 |
| Social security contributions and insurance costs | 212 | 214 |
| Pension costs for defined contribution plans | 29 | 18 |
| Pension costs for defined benefit plans | 620 | 413 |
| Other post-employment benefits | (197) | 26 |
| Other employee costs | 579 | 443 |
| **Total staff costs** | 3,880 | 3,683 |

Expressed in FTEs, the average number of employees was 47,876 (50,533).

## 45 Other administrative expenses

This item includes office supplies, IT expenses, postage, advertising, rent, maintenance of buildings, etc.

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Other administrative expenses | 1,953 | 2,173 |

## 46 Depreciation and amortisation

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Depreciation and amortisation | 331 | 321 |

## 47 Value adjustments

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Due from other banks | 1 | 15 |
| Loans to customers | 575 | 481 |
| Receipts less write-offs | (41) | (64) |
| Credit related liabilities | (11) | 19 |
| Available-for-sale financial assets | - | 27 |
| Other assets | (7) | 1 |
| **Total value adjustments** | 517 | 479 |

The risk expenses related to lending were at an all-time low in 2004, while in 2005 they were slightly above the long-term average. This is mainly the result of a number of large new provisions formed abroad.

## 48 Taxation

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Current income tax | | |
| - year under review | 634 | 694 |
| - prior years | (9) | 43 |
| Deferred tax | (26) | 51 |
| Share of income tax expense of associates | - | (15) |
| **Taxation** | 599 | 773 |

The taxation on operating profit of Rabobank differs from the theoretical amount based on Dutch standard tax rates. The reconciliation between the two amounts is shown below.

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Profit before taxation | 2,682 | 2,566 |
| Tax exempt income and income to which tax treaties apply | (623) | (203) |
| Income from Interpolis insurance business | (353) | (214) |
| Non-deductible expenses | 114 | 51 |
| Other | 58 | (28) |
| Tax losses not recognised in prior years | (151) | (10) |
| **Taxable income** | 1,727 | 2,162 |
| Income tax expense based on a rate of 31.5% (34.5%) | 544 | 745 |
| Effect of change in tax rates | 39 | 63 |
| Effect of different tax rates in other countries and miscellaneous effects | 16 | (35) |
| **Taxation** | 599 | 773 |

In 2005, the Dutch government reduced the standard rate of income tax from 34.5% to 31.5%.

# 49 Acquisitions and disposals

**Acquisitions and disposals of subsidiaries and joint ventures**

The disposals relate to Interpolis and Stroeve.

The assets and liabilities acquired and disposed of, as well as the corresponding goodwill and fees, can be broken down as follows:

| | Acquisitions | | | Disposals | | |
|---|---|---|---|---|---|---|
| In millions of euros | Subsidiaries | Joint ventures | Total | Subsidiaries | Joint ventures | Total |
| At 31 December 2005 | | | | | | |
| **Assets** | | | | | | |
| Cash and cash equivalents | 1 | - | 1 | - | - | - |
| Due from other banks | 18 | - | 18 | 7,127 | - | 7,127 |
| Trading financial assets | - | - | - | 1 | - | 1 |
| Other financial assets at fair value through profit and loss | - | - | - | 9,144 | - | 9,144 |
| Derivative financial instruments | - | - | - | 82 | - | 82 |
| Loans to customers | - | - | - | 1,043 | - | 1,043 |
| Available-for-sale financial assets | - | - | - | 4,356 | - | 4,356 |
| Investments in associates | - | - | - | 33 | - | 33 |
| Goodwill and other intangible assets | - | - | - | 34 | - | 34 |
| Property and equipment | 3 | - | 3 | 252 | - | 252 |
| Investment property | - | - | - | 395 | - | 395 |
| Other assets | - | - | - | 1,444 | - | 1,444 |
| **Total assets** | 22 | - | 22 | 23,911 | - | 23,911 |

| In millions of euros | Acquisitions Subsidiaries | Acquisitions Joint ventures | Acquisitions Total | Disposals Subsidiaries | Disposals Joint ventures | Disposals Total |
|---|---|---|---|---|---|---|
| At 31 December 2005 | | | | | | |
| **Liabilities** | | | | | | |
| Due to other banks | 18 | - | 18 | 564 | - | 564 |
| Due to customers | - | - | - | 1,022 | - | 1,022 |
| Insurance liabilities | - | - | - | 19,157 | - | 19,157 |
| Derivative financial instruments and other trade liabilities | - | - | - | 6 | - | 6 |
| Other debts | - | - | - | 740 | - | 740 |
| Other liabilities | 1 | - | 1 | - | - | - |
| Provisions | - | - | - | 49 | - | 49 |
| Current tax | 1 | - | 1 | 129 | - | 129 |
| Deferred tax liabilities | - | - | - | 175 | - | 175 |
| Liabilities relating to employee benefits | - | - | - | 50 | - | 50 |
| **Total liabilities** | 20 | - | 20 | 21,892 | - | 21,892 |
| **Net assets acquired/disposed of** | 2 | - | 2 | 2,019 | - | 2,019 |

| In millions of euros | Acquisitions Subsidiaries | Acquisitions Joint ventures | Acquisitions Total | Disposals Subsidiaries | Disposals Joint ventures | Disposals Total |
|---|---|---|---|---|---|---|
| At 31 December 2005 | | | | | | |
| Gain/(loss) from disposal (after tax relating to Interpolis and Stroeve) | - | - | - | 102 | - | 102 |
| Total acquisition fee/gain on sales | 5 | - | 5 | - | - | - |
| Less: Cash and cash equivalents acquired/disposed of | (1) | - | (1) | - | - | - |
| **Total** | 4 | - | 4 | 102 | - | 102 |

## 50 Transactions with related parties

Two parties are considered related if one exercises control or has significant influence over the other party (regarding finance or operating decisions). In the normal course of business, Rabobank conducts a wide variety of transactions with related entities, involving different types of loans, deposits and transactions in foreign currencies. Transactions between related parties also include transactions with subsidiaries, associates, joint venture entities, shareholders and senior management, as well as transactions between subsidiaries. All these transactions were at arm's length. In accordance with IAS 24:4, intragroup transactions are eliminated in the preparation of the consolidated financial statements.

In the normal course of Rabobank's business operations, banking transactions are carried out with related parties. These involve loans, deposits and transactions in foreign currencies. All these transactions were at arm's length and against market prices. The volumes of related party transactions, year-end outstanding balances and the corresponding income and expenses during the year are given below:

| | **Associates** | | **Other related parties** | |
|---|---|---|---|---|
| In millions of euros | 2005 | 2004 | 2005 | 2004 |
| **Loans** | | | | |
| - outstanding at beginning of the year | 1,023 | 1,013 | 6 | 2 |
| - granted during the year | - | 205 | 28 | 9 |
| - repaid during the year | (990) | (195) | (12) | (5) |
| **Loans outstanding at end of the year** | 33 | 1,023 | 22 | 6 |
| **Due to other banks and due to customers** | | | | |
| - outstanding at beginning of year | 1,002 | 668 | 1 | - |
| - recognised during the year | 5,311 | 346 | - | 1 |
| - repaid during the year | (344) | (12) | (1) | - |
| **Deposits at 31 December** | 5,969 | 1,002 | - | 1 |
| Other liabilities | 66 | 67 | 145 | - |
| Credit liabilities and other guarantees issued by Rabobank | 1,054 | 982 | 2,036 | 1,786 |

## 51 Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 93 of these consolidated financial statements. The benefits for members and former members of the Executive Board came to 7.9 in 2005 (8.7). This amount is included under staff costs. It can be broken down as follows:

| *In millions of euros* | *2005* | *2004* |
|---|---|---|
| Salaries | 5.4 | 5.3 |
| Pension contributions | 0.6 | 0.5 |
| Performance related benefits | 1.4 | 1.8 |
| Other | 0.5 | 1.1 |
| **Total** | 7.9 | 8.7 |

The total benefits for current and former members of the Supervisory Board amounted to 1.2 (1.2).

At year-end 2005, loans and advances granted to members of the Supervisory Board and the Executive Board totalled 1.4 (1.9) respectively 3.4 (3.8).

## 52 Principal subsidiaries and associates

**Subsidiaries**

| Name | Share | Voting rights |
|---|---|---|
| **Netherlands** | | |
| De Lage Landen International B.V. | 100% | 100% |
| FGH Bank | 100% | 100% |
| Gilde International B.V. | 100% | 100% |
| O.W.M. Rabobanken B.A. | 100% | 100% |
| Obvion N.V. | 50% | 70% |
| Rabohypotheekbank N.V. | 100% | 100% |
| Rabobank Ledencertificaten N.V. I to III | 100% | 100% |
| Rabo Merchant Bank N.V. | 100% | 100% |
| Rabo Vastgoed B.V. | 100% | 100% |
| Rabo Wielerploegen B.V. | 100% | 100% |
| Raiffeisenhypotheekbank N.V. | 100% | 100% |
| Robeco Groep N.V. | 100% | 100% |
| Schretlen & Co N.V. | 100% | 100% |
| **Other Euro zone countries** | | |
| ACCBank Plc | 100% | 100% |
| **North America** | | |
| Rabobank Capital Funding LCC I & II | 100% | 100% |
| Rabobank Capital Funding Trust II to VI | 100% | 100% |
| Utrecht America Holdings Inc. | 100% | 100% |
| **Australia and New Zealand** | | |
| Rabobank Australia Limited | 100% | 100% |
| Rabobank New Zealand Limited | 100% | 100% |

**Associates**

| Name | Share | Voting rights |
|---|---|---|
| **Netherlands** | | |
| Eureko B.V. | 37% | 37% |
| **Rest of Europe** | | |
| Bank Sarasin & Cie S.A. | 28% | 28% |
| BGZ S.A. | 35% | 35% |

## 53 Reverse repurchase and securities borrowing contracts

Reverse repurchase and securities borrowing contracts concluded by Rabobank are included under 'Due from other banks' and 'Loans to customers'. At 31 December, they amounted to:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Due to other banks | 36,758 | 26,134 |
| Loans to customers | 23,484 | 21,134 |
| **Total reverse repurchase and securities borrowing contracts** | 60,242 | 47,268 |

Under the terms of the reverse repurchase and securities borrowing contracts, Rabobank receives collateral that it can pledge or sell to third parties. The total fair value of the securities received under the terms of the contracts was 61,391 at 31 December 2005 (48,481). In accordance with the contract terms, collateral with a total fair value of 12,445 was pledged or sold in 2005 (13,978).

## 54 Repurchase agreements and security lending contracts

Repurchase and securities lending contracts concluded by Rabobank are included under 'Due from other banks' and 'Due to customers'. At 31 December, they amounted to:

| In millions of euros | 2005 | 2004 |
|---|---|---|
| Due to other banks | 20,496 | 22,898 |
| Due to customers | 5,392 | 3,907 |
| **Total repurchase and securities leasing contracts** | 25,888 | 26,805 |

At 31 December 2005, interest-bearing securities with a carrying amount of 26,382 had been provided as collateral for repurchase and similar contracts (27,493). In general, the counterparty has the right to resell or repledge the securities.

## 55 Events after the balance sheet date

Untill now no events after the balance sheet date have occurred.

The publication of these consolidated financial statements was approved by the Executive Board on 8 March 2006.

**Executive Board**

Bert Heemskerk (H.), chairman
Rik baron van Slingelandt (D.J.M.G.)
Hans ten Cate (J.C.)
Bert Bruggink (A.)
Piet van Schijndel (P.J.A.)
Piet Moerland (P.W.)

**Supervisory Board**

Lense Koopmans (L.), chairman
Antoon Vermeer (A.J.A.M.), deputy chairman
Sjoerd Eisma (S.E.), secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Marinus Minderhoud (M.)
Paul Overmars (P.F.M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)
Arnold Walravens (A.H.C.M.)
Teun de Boon (T.)



# Auditors' report

## Introduction

We have audited the consolidated financial statements for the year 2005 which are part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). These consolidated financial statements are the responsibility of the Executive Board of Rabobank Nederland. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

## Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Executive Board of Rabobank Nederland, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

Utrecht, 8 March 2006

for Ernst & Young Accountants

N.M. Pul Chr.J. Westerman

# Colophon


## Published by
Rabobank Nederland
Communications

## Art direction and design
Eden Design & Communication, Amsterdam
Borghouts Design, Haarlem

## Photographs
Tjeerd Fonk, Amsterdam

## Internet
Info.nl, Amsterdam
SiteManagement
C&F Report, Amsterdam

## Production co-ordination
Kobalt BV, Amstelveen

## Prepress
NEROC'VGM, Amsterdam

## Printers
Thieme, Amsterdam

## Materials used
This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 250 gram and 130 gram Arctic the Volume (FSC certified).

## Publication
This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2005' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

## Filing
After they have been adopted, the annual report 2005, the financial statements 2005 and other information will be filed at the offices of Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.


## Disclaimer
This report is a translation of the Dutch report. In the event of any conflict in interpretation, the Dutch original takes precedence.

## Annual Reports
Rabobank Group publishes the following annual/interim reports:

- Annual Report 2005 (in Dutch and English);
- Consolidated Financial Statements 2005 (in Dutch and English);
- Annual Sustainability Report 2005 (in Dutch and English);
- Interim Report 2006 (in Dutch and in English, to be published in September 2006).

For copies of these reports please contact Rabobank Nederland, Communications.


Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone 030 - 216 22 98
Fax 030 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl


All Annual Reports are also available on the internet:
www.rabobankgroep.nl/jaarverslagen







12119 05 2006

Rabobank